RWE

RECEIVED
2005 OCT 24 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4018

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

October 18, 2005

05011968

SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934, as amended, we hereby furnish the following documents:

1. A list pursuant to paragraph (1)(ii) of Rule 12g3-2(b) identifying the information referred to in paragraph (1)(i) of Rule 12g3-2(b).
2. Copies of each of the documents that RWE has determined should have been furnished since January 1, 2003, to the extent not previously furnished to the Commission.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Döss)
or 0049 201 12 15030 (Mr. Alphéus).

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E Aktiengesellschaft

ppa. - Dr. Döss-

ppa. Alphéus-

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

List of information to be furnished by RWE AG to the SEC pursuant to Rule 12g3-2(b) (1) (ii)

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
Periodic information			
) Corporate Calendar	When: Beginning of fiscal year By whom: Management Board Medium: RWE AG website (www.rwe.com) Authority: Secs. 64 (3) BörsO FWB, 6.7 DCGK	Filing with German securities exchanges and Swiss Exchange: When: Beginning of fiscal year By whom: Management Board Medium: publication on securities exchanges website (www.deutsche-boerse.com, www.swx.com) Authority: Sec. 64 (3) BörsO FWB, Annotation 35 RLKot	N/A
) Annual financial statements for RWE group (contained in annual report)	When: not later than 90 days after end of fiscal year By whom: Management Board Medium: RWE AG website (www.rwe.com)	N/A	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	Authority: Secs. 7.1.2, 6.8 DCGK		
List of material investments of RWE AG (contained in annual report)	When: not later than 90 days after end of fiscal year By whom: same as 2) Medium: RWE AG website (www.rwe.com) Authority: Secs. 7.1.4, 6.8 DCGK	N/A	N/A
Invitation to annual general meeting of shareholders, including agenda	When: at least 1 month plus 7 days prior to the date of the meeting (Note: due to statutory amendment, after October 30, 2005 publication must be made at least 37 days prior to the date of the meeting) By whom: same as 2) Medium: Electronic Federal Gazette (www.ebundesanzeiger.de), at least one widely circulated financial newspaper and RWE AG website (www.rwe.com); German securities exchanges can authorize RWE AG to publish only summary in widely circulated financial newspaper (full text will still appear in Electronic Federal	Filing with Swiss Exchange: When: without undue delay after publication by RWE AG By whom: Management Board Medium: publication on Swiss Exchange website (www.swx.com) Authority: Annotation 35 RLKot	When: not later than 12 days after publication of invitation By whom: Management Board Medium: absent specific shareholder request, materials are sent to intermediaries (banks having RWE AG shares in custody and shareholder associations) who furnish the materials to shareholders

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	Gazette, www.ebundesanzeiger.de) Authority: Secs. 123 (1) and (2), 121 (2) AktG, 3 (2) RWE AG By-laws, 63 (1), 70 BörsZulV, 2.3.1 DCGK		Authority: Sec. 125 (1) AktG
Materials accompanying invitation to annual general meeting of shareholders: annual financial statements for RWE AG and the group, reports of the Management Board and the Supervisory Board and dividend proposal (all contained in annual report)	When: upon publication of invitation By whom: same as 2) Medium: RWE AG website (www.rwe.com) Authority: Sec. 2.3.1 DCGK	N/A	When: upon publication of invitation By whom: same as 4) Medium: to be held at RWE AG headquarters for inspection of shareholders and copies to be furnished to shareholders upon request Authority: Sec. 175 (2) AktG
Amendments to agenda of general meeting upon motion of qualified shareholder minority	When: not later than 10 days after publication of invitation By whom: same as 2) Medium: Electronic Federal Gazette (www.ebundesanzeiger.de) and RWE AG website (www.rwe.com)	N/A	Same as 4)

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	Authority: Secs. 122 (2), 124 (1) AktG, 6.8 DCGK		
ounter-proposals by hareholders to agenda tems of general meeting	When: as a general rule, at least 2 weeks before the meeting By whom: same as 2) Medium: RWE AG website (www.rwe.com) Authority: Sec. 126 AktG	N/A	N/A
ividend notice	When: without undue delay after the annual general meeting (i.e. usually next day) By whom: same as 2) Medium: same as 4) Authority: Secs. 63 (1), 70 (1) BörsZulV, 6.8 DCGK	Filing with Swiss Exchange: When: same as 4) By whom: same as 4) Medium: same as 4) Authority: Annotations 39, 35 RLKot	N/A
nnual financial statements or RWE AG and the roup, reports of the Aanagement Board and the upervisory Board,	When: without undue delay after the annual general meeting By whom: same as 2)	Filing with German securities exchanges and Swiss Exchange: When: same as 4)	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
vidend proposal (all ›ntained in annual report) ıd dividend resolution	Medium: Federal Gazette (print version) and RWE AG website (www.rwe.com) Authority: Secs. 325 (1) and (3) HGB, 6.8 DCGK	By whom: same as 4) Medium: publication on securities exchanges website (www.deutsche-boerse.com, (www.swx.com) Authority: Sec. 61 (3) BörsO FWB, Annotations 33, 35 RLKot	
Semiannual report	When: not later than 45 days after fiscal half year end By whom: same as 2) Medium: Federal Gazette (print version) or widely circulated financial newspaper or brochure and RWE AG website (www.rwe.com) Authority: Secs. 40 BörsG, 53, 61 (1) BörsZulV, 6.8, 7.1.2 DCGK	Filing with German securities exchanges and Swiss Exchange: When: not later than 2 months after the end of the first half of a fiscal year By whom: same as 4) Medium: publication on securities exchanges website (www.deutsche-boerse.com, www.swx.com) Authority: Sec. 63 (2) and (8)	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
		BörsO FWB, Annotations 33, 35 RLKot	
) Quarterly reports	When: not later than 45 days after the end of each of the first three quarters of a fiscal year By whom: same as 2) Medium: RWE AG website (www.rwe.com) Authority: Secs. 63 (2) and (8) BörsO FWB, 7.1.2 DCGK	Filing with German securities exchanges and Swiss Exchange: When: not later than 2 months after the end of each of the first three quarters of a fiscal year By whom: same as 4) Medium: publication on securities exchanges website (www.deutsche-boerse.com, www.swx.com) Authority: Sec. 63 (2) and (8) BörsO FWB, Annotations 33, 35 RLKot	N/A
) Corporate governance compliance statement	When: same as 9) By whom: same as 2) Medium: same as 9)	N/A	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	Authority: Secs. 325 (1) HGB, 6.8 DCGK		
\nnual document ontaining or referring to formation described ıder 1), 4), 8), 10) and 11) ›ove and 14), 15), 16) and l) below and published or stributed to shareholders y RWE AG in the receding 12 months)	When: not later than 20 working days after publication of annual financial statements (see 9) above) By whom: same as 2) Medium: financial or daily newspaper or brochure or website of bank or website of securities exchange and, in any case, website of RWE AG (www.rwe.com) (Note: RWE AG must publish notice in financial or daily newspaper stating where the annual document has been published) Authority: Secs. 10 (1), 14 (2), (3) and (5) WpPG, 27 (2) Prospekt-VO (EG), 6.8 DCGK	Filing with Swiss Exchange: same as 4)	Note: print version of annual document must be furnished to securities holders upon their request
ertain ad hoc information kely to be relevant for WE AG			
Material developments	When: without undue delay after information has materialised (unless self-exemption rule applies)	Filing with German securities exchanges and BaFin prior to public notice	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	By whom: same as 2) Medium: in electronic from via financial news services and on RWE AG website (www.rwe.com) Authority: Secs. 15 (1) and (3) WpHG, 5 (1) WpAIV	Authority: Sec. 15 (4) WpHG	
) Directors' dealings	When: without undue delay after notification by director By whom: same as 2) Medium: RWE AG website (www.rwe.com) Authority: Secs. 15a (4) WpHG, 13 (1) WpAIV	N/A	N/A
) Major shareholdings in RWE AG	When: without undue delay, but in no event later than 9 days, after notification of shareholding by shareholder By whom: same as 2) Medium: widely circulated financial newspaper and RWE AG website (www.rwe.com)	N/A	N/A

ype of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
	Authority: Secs. 25 (1) WpHG, 6.8 DCGK		
iareholder actions allenging shareholder solutions	When: without undue delay after service of writ By whom: same as 2) Medium: Electronic Federal Gazette (www.ebundesanzeiger.de) and RWE AG website (www.rwe.com) Authority: Secs. 246 (4), 249 (1) AktG, 6.8 DCGK	N/A	N/A
ling for equity securities fering	N/A	Filing with German securities exchanges: When: publication of filing at least 3 working days prior to registration of new securities Medium: publication in Federal Gazette (print version), financial newspaper and securities exchange website (www.deutsche-boerse.com) Authority: Secs. 50, 49	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
		BörsZulV	
) Prospectus on new equity securities	When: not later than 1 working day prior to registration of new securities By whom: same as 2) Medium: same as 13) Authority: Secs. 14 (1), (2), (3) and (5) WpPG, 6.8 DCGK	N/A	Same as 13)
) Registration of new equity securities	N/A	Filing with German securities exchanges and Swiss Exchange: When: without undue delay after registration By whom: same as 4) Medium: publication in Federal Gazette (print version), financial newspaper, on German securities exchange website and Swiss Exchange website (www.swx.com)	N/A

Type of information	Reason for furnishing of information		
	Publication pursuant to German law (Rule 12g3-2(b) (1) (i) (A))	**Filing with securities exchange if exchange makes subsequent publication (Rule 12g3-2(b) (1) (i) (B))**	**Distribution to securities holders (Rule 12g3-2(b) (1) (i) (C))**
		Authority: Sec. 51 BörsZulV, Annotation 35 RLKot	
) Other: • issue of shares • exercise of subscription rights, options etc. • changes of rights connected to the securities issued	When: without undue delay By whom: same as 2) Medium: at least one widely circulated financial newspaper and RWE AG website (www.rwe.com) Authority: Secs. 63 (1) and (2), 66 (1) and (2), 70 (1) BörsZulV, 6.8 DCGK	Filing with Swiss Exchange: same as 4)	N/A

Abbreviations:

AktG:	Aktiengesetz (Stock Corporation Act)
BaFin:	Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Agency for Financial Services Supervision)
BörsG:	Börsengesetz (Securities Exchange Act)
BörsO FWB:	Börsenordnung der Frankfurter Wertpapierbörse (Securities Exchange Regulation of the Frankfurt Securities Exchange)
BörsZulV:	Börsenzulassungsverordnung (Securities Exchange Admission Regulation)
DCGK:	Deutscher Corporate Governance Kodes (German Corporate Governance Code)
HGB:	Handelsgesetzbuch (Commercial Code)
Prospekt-VO (EG):	Prospektverordnung der EU-Kommission (Prospectus Regulation of the EU Commission)
RLKot:	Richtlinie betr. Kotierung ausländischer Gesellschaften – Schweiz – (Directive on listing of foreign companies - Switzerland -)
WpAIV:	Verordnung zur Konkretisierung von Anzeige-, Mitteilungs- und Veröffentlichungspflichten sowie der Pflicht zur Führung von Insiderverzeichnissen nach dem Wertpapierhandelsgesetz (Regulation implementing certain aspects of the Securities Trading Act)
WpHG:	Wertpapierhandelsgesetz (Securities Trading Act)
WpPG:	Wertpapierprospektgesetz (Securities Prospectus Act)

Table of Contents

Date	Topic of filed documents	comment
2003		
01.02.2003	Corporate Calendar	
03.13.2003	Statement of compliance 'Government Commission German Corporate Governance Code'	
03.13.2003	(Ad hoc) Proposed dividend with bonus	already filed
03.13.2003	(Ad hoc) Personnel changes in the board of RWE AG	already filed
03.17.2003	Annual report of 2002	already filed
03.17.2003	Financial statements of RWE AG 2002	already filed
05.02.2003	Invitation, counter motions and proxy voting to the AGM 2003	
05.14.2003	Report of Q1 2003	
05.16.2003	Dividend notice	
06.02.2003	Statement of compliance 'Government Commission German Corporate Governance Code'	
07.05.2003	AGM resolution on the appropriation of distributable profit - advertisement in the Federal Gazette	
08.12.2003	Report of H1 2003	
09.18.2003	(Ad hoc) RWE to reduce interest in CONSOL to below majority	already filed
11.13.2003	Report of Q1-3 2003	
11.26.2003	(Ad hoc) Forecast for one-off- charges of Heidelberger Druckmaschinen remains unchanged	already filed
2004		
01.02.2004	Corporate Calendar	
02.24.2004	Statement of compliance 'Government Commission German Corporate Governance Code'	
02.24.2004	(Ad hoc) Personnel - Berthold Bonekamp, Gert Maichel, Heinz-Werner Ufer, Wolfgang Kässer	already filed
02.24.2004	(Ad hoc) RWE increases dividend	already filed
02.25.2004	(Ad hoc) RWE launches a combined offering in its HOCHTIEF shares	already filed
02.26.2004	Annual report of 2003	already filed
02.26.2004	Financial Statements 2003 of RWE AG	already filed
04.02.2004	Invitation, counter motions and proxy voting to the AGM 2004	
04.16.2004	Dividend notice	
05.05.2004	(Ad hoc) RWE is offering shares of HDM and exchangeable bond into HDM shares	already filed
05.11.2004	Report of Q1 2004	already filed
05.28.2004	AGM resolution on the appropriation of distributable profit - advertisement in the Federal Gazette	
07.13.2004	Directors Dealings	
08.10.2004	Report of H1 2004	already filed
09.17.2004	(Ad hoc) RWE initiates disposal of waste management activities	already filed
10.05.2004	Directors Dealings	

Table of Contents

Date	Topic of filed documents	comment
11.09.2004	Report of Q1-3 2004	already filed
12.15.2004	Notification of shareholdings in RWE according to Securities Trading Act (WpHG-Meldung)	
2005		
01.03.2005	Corporate Calendar	
01.19.2005	Notification of shareholdings in RWE according to Securities Trading Act (WpHG-Meldung)	
02.22.2005	(Ad hoc) Proposed dividend up 20% on previous year (Ad hoc)	already filed
02.22.2005	Statement of compliance 'Government Commission German Corporate Governance Code'	
02.24.2005	Annual report 2004	already filed
02.24.2005	Financial Statements 2004 of RWE AG	already filed
04.01.2005	Invitation, counter motions and proxy voting broschure of the AGM 2005	
04.15.2005	Dividend notice	
05.12.2005	Report of Q1 2005	already filed
05.25.2005	AGM resolution on the appropriation of distributable profit - advertisement in the Federal Gazette	
06.02.2005	Directors Dealings	
06.15.2005	Directors Dealings	
07.26.2005	Directors Dealings	
08.11.2005	Report of H1 2005	already filed

RWE

Corporate calendar 2003

Preliminary report on fiscal 2002	01/08/2003
Annual report for fiscal 2002 - Balance sheet press conference - Analyst conference	03/17/2003
Interim report for the first quarter of 2003	05/14/2003
Annual General Meeting	05/15/2003
Ex-dividend date	05/16/2003
Interim report for the first half of 2003 - Mid-year press conference - Analyst conference	08/12/2003
Interim report for the first three quarters of 2003	11/13/2003

File No. 82-4018

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act

"RWE Aktiengesellschaft complies with the recommendations of the "Government Commission German Corporate Governance Code" announced by the Federal Ministry of Justice in the Official Part of the electronic Federal Gazette on November 26, 2002, with the exception that the chairman-ship and membership in committees of the Supervisory Board will not be generally remunerated separately (Para. 5.4.5, 1st Subpara., Sentence 3 of the Code). The Executive and Supervisory Board will recommend to the Annual General Meeting on May 15, 2003, to add a corresponding compensation system to section 12, subsection 3, of the Articles of Incorporation of RWE Aktiengesellschaft".

RWE Aktiengesellschaft has complied with these recommendations analogously since the last statement of compliance on December 16, 2002.

Essen, March 13, 2003

RWE Aktiengesellschaft

On behalf of the Supervisory Board

(Dr. h.c. Friedel Neuber)

On behalf of the Executive Board

(Harry Roels) (Jan Zilius)

RWE

Entsprechenserklärung

Vorstand und Aufsichtsrat geben für das Jahr 2003 folgende Erklärung ab, die den Aktionären auf der RWE-Internetseite (www.rwe.com./investor_relations/aktie/corporate_governance) dauerhaft zugänglich gemacht wird:

„Die RWE Aktiengesellschaft entspricht den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex", die vom Bundesministerium der Justiz im Amtlichen Teil des elektronischen Bundesanzeigers am 26. November 2002 bekannt gemacht worden sind, mit der Ausnahme, dass der Vorsitz und die Mitgliedschaft in Ausschüssen des Aufsichtsrats nicht generell gesondert vergütet werden (Ziffer 5.4.5 Absatz 1 Satz 3). Vorstand und Aufsichtsrat werden der Hauptversammlung am 15. Mai 2003 vorschlagen, § 12 Abs. 3 der Satzung der RWE Aktiengesellschaft um eine entsprechende Vergütung zu ergänzen. In gleicher Weise entsprach die RWE Aktiengesellschaft auch diesen Empfehlungen seit Abgabe der letzten Entsprechenserklärung am 16. Dezember 2002."

Essen, 13. März 2003

RWE Aktiengesellschaft

Für den Aufsichtsrat

Für den Vorstand

File No. 82-4018

Invitation

to the Annual General Meeting
on Thursday, May 15, 2003





RWE
One Group.
Multi Utilities

RWE Aktiengesellschaft

Essen

Security identification numbers:
703 712
703 714

International securities identification numbers:
DE 0007037129
DE 0007037145

Invitation to the Annual General Meeting

Dear shareholders,

We are inviting you to our Annual General Meeting, which will be held on Thursday, May 15, 2003, 10 a.m. at Grugahalle in 45131 Essen, Norbertstraße 2.

Agenda

1. Presentation of the Certified Financial Statements of RWE Aktiengesellschaft and the Consolidated Financial Statements as of December 31, 2002, the combined Management Report of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of profit and the Report of the Supervisory Board for fiscal 2002

The said documents can be viewed on the Internet at www.rwe.com and are available for inspection on the premises of the Company at the head office of RWE Aktiengesellschaft, Opernplatz 1, 45128 Essen, Germany. Upon request, each shareholder will receive a copy of these documents without delay and free of charge.

2. Appropriation of profit

The Executive Board and the Supervisory Board recommend the following appropriation of profit of RWE Aktiengesellschaft for fiscal 2002:

Distribution of a dividend of € 1.00 as well as a bonus of € 0.10 per non-par share on the dividend-bearing capital stock of € 1,439,756,800.00	= € 618,645,500.00
Profit carried forward	= € 76,446.24
Profit	= € 618,721,946.24

Tax note:
Since the distribution is subject to the half-income tax method, the dividend payment does not come with a corporation income tax credit.

3. Ratification of the acts of the Executive Board members for fiscal 2002

The Executive Board and the Supervisory Board recommend to ratify the acts of the Executive Board members serving in fiscal 2002 for this period.

4. Ratification of the acts of the Supervisory Board members for fiscal 2002

The Executive Board and the Supervisory Board recommend to ratify the acts of the Supervisory Board members serving in fiscal 2002 for this period.

5. Election of the auditors for fiscal 2003

The Supervisory Board recommends to elect

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Essen branch,

as auditors for fiscal 2003.

6. By-election to the Supervisory Board

As of the end of the Annual General Meeting on May 15, 2003, Dr. Alfons Friedrich Titzrath has resigned from the Supervisory Board.

Pursuant to § 96, para. 1, of the German Stock Corporation Act and § 7, para. 1, no. 3, of the German Codetermination Act, the Supervisory Board is composed of ten members to be elected by the Annual General Meeting and ten members to be elected by the employees. The Annual General Meeting is not tied to any nominations.

The Supervisory Board recommends to elect

Dr. Dietmar Kuhnt, Essen,
former Chairman of the Executive Board of
RWE Aktiengesellschaft, Essen,

to the Supervisory Board for the remaining term of office of the resigning member Dr. Titzrath.

Dr. Kuhnt is a member of the following Supervisory Boards to be constituted by law:

- Allianz Versicherungs-AG
- Dresdner Bank AG
- Hapag-Lloyd AG
- Heidelberger Druckmaschinen AG (chairman)
- Hochtief AG (chairman)
- mg technologies ag
- TUI AG

7. Amendment of § 2, para. (1), point c), § 3, para. (2), § 12, paras. (1) to (3) and § 14, para. (2), sentence 2, of the Articles of Incorporation

Following the disposal of the petrol station and refinery operations previously run by RWE Dea AG, the object of the Company needs to be amended in the Articles of Incorporation. Since the entry into force of the Transparency and Disclosure Act, announcements of the Company have had to be published in the Electronic Federal Gazette so that another correction is required in the Articles of Incorporation of the Company.

According to the recommendations of the German Corporate Governance Code, chairmanship and membership in the committees of the Supervisory Board are to be remunerated separately, and the remuneration of the Supervisory Board members is to be reformed overall in this connection by amending the Articles of Incorporation effective January 1, 2003.

The Executive Board and the Supervisory Board recommend to pass the following resolution:

a) In § 2, para. (1), point c), of the Articles of Incorporation the words "as well as of chemical and petrochemical products" shall be deleted so that § 2, para. (1), point c), reads as follows:

"c) Prospecting, extraction and processing of mineral resources and other raw materials;"

b) § 3, para. (2), of the Articles of Incorporation, shall be amended to read as follows:

"(2) The announcements of the Company shall be made in the Electronic Federal Gazette unless otherwise required by law."

c) § 12, paras. (1), (2) and (3), of the Articles of Incorporation shall be amended to read as follows:

"(1) Each member of the Supervisory Board shall receive a fixed remuneration in the amount € 40,000.00 annually for his work.

(2) The remuneration according to para. 1 shall be increased by € 225.00 per € 0.01 dividend distributed in excess of a dividend of € 0.10 per common share.

(3) The Chairman of the Supervisory Board shall receive triple, his Vice-Chairman double the amounts stipulated in paras. 1 and 2. If the respective committee has acted at least once during the fiscal year, the Chairman of any committee shall receive double, the members of committees each one and a half times the amounts stipulated in paras. 1 and 2. If a member of the Supervisory Board holds several offices at the same time, he or she shall only receive the remuneration for the office with the highest remuneration. Members who have been on the Supervisory Board or any other committee for only part of the fiscal year shall receive a smaller remuneration in proportion to their period of tenure."

d) In § 14, para. (2), sentence 2, of the Articles of Incorporation, the words "in the Bundesanzeiger (Federal Gazette)" shall be deleted so that § 14, para. (2), sentence 2, reads as follows:

"The call must be published at least one month prior to the day by the end of which the shares must be deposited pursuant to § 15, para. (2)."

8. Approval of the Partial Control and Profit Transfer Agreement between RWE Aktiengesellschaft and RWE Gas Aktiengesellschaft

RWE Aktiengesellschaft, Essen, and RWE Gas Aktiengesellschaft ("RWE Gas"), Dortmund, concluded a Partial Control and Profit Transfer Agreement on April 24, 2002. The General Meeting of RWE Gas already approved the Agreement on May 8, 2002. The Agreement essentially comprises the following provisions:

a) RWE Gas shall place the management of its Company partly under the direction of RWE Aktiengesellschaft. The power of RWE Aktiengesellschaft to give directions comprises the management of the companies currently run by Transgas a.s., Prague, and the eight regional Czech gas utilities acquired together with Transgas a.s.; furthermore, the management of the

companies run by Maatschappij voor Intercommunale Gasdistributie "Intergas" N.V. and Obragas Holding N.V., as well as the management of the Slovakian storage company Nafta a.s. Also covered by the agreement is the management of companies to be acquired by RWE Gas abroad in the future exclusively with funds of RWE Aktiengesellschaft, as well as the respective holding companies of said corporation and all the actions associated with the acquisition and sale of said companies. Within the aforementioned scope, RWE Aktiengesellschaft shall thus have the right to give instructions to the management of RWE Gas.

b) RWE Gas undertakes to transfer its entire profit to RWE Aktiengesellschaft. To be transferred is the net income prior to the profit transfer, reduced by any losses carried forward from the previous year and the amount to be allocated to the statutory reserve.

On condition that it receives approval from RWE Aktiengesellschaft, RWE Gas may transfer sums from the net income to other retained earnings insofar as this is permissible under German Commercial Law and is economically justifiable when applying reasonable commercial judgement. Other retained earnings formed during the term of the Agreement must be released

and used to offset any net losses or transferred as a profit upon request of RWE Aktiengesellschaft. The transfer of sums from the release of other retained earnings formed prior to the Agreement shall be excluded.

c) RWE Aktiengesellschaft shall be obliged to offset any net loss for the year incurred during the term of the Agreement insofar as it is not offset by making withdrawals from other retained earnings created during the term of the Agreement.

d) As compensation of each full fiscal year of RWE Gas, RWE Aktiengesellschaft guarantees the outside shareholders of RWE Gas a payment of € 2.82 for each non-par share of RWE Gas. The compensatory payment shall be due on the first working day following the Annual General Meeting of RWE Gas for the fiscal year ended. Should the Agreement end during a fiscal year of RWE Gas or if RWE Gas runs a short fiscal year during the term of the Agreement, the compensation shall be reduced on a pro rata temporis basis. Should RWE Gas increase its share capital from corporate funds by issuing new shares, the compensation per share shall be reduced in such a way that the total compensation amount remains unchanged. Should RWE Gas increase its share capital against cash contribution subject to granting a subscription right to the outside share-

holders, the compensation shall also apply to the shares from the capital increase purchased by the outside shareholders.

e) The Agreement shall become effective once it has been entered on the Commercial Register of the city of domicile of RWE Gas. If the entry is made by the end of December 31, 2003, the Agreement shall be effective (except for the right to issue instructions), retroactively for the period from January 1, 2002, otherwise retroactively for the last fiscal year ended of RWE Gas before entry on the Commercial Register.

The Executive Board and the Supervisory Board recommend to approve the Partial Control and Profit Transfer Agreement between RWE Aktiengesellschaft and RWE Gas Aktiengesellschaft of April 24, 2002.

As from the invitation to the General Meeting, the forenamed Partial Control and Profit Transfer Agreement, the Annual Financial Statements and the Management Reports of RWE Aktiengesellschaft (formerly RWE Aktiengesellschaft für Beteiligungen and RWE Gesellschaft für Beteiligungen mbH) for the short fiscal year from July 1, 2000 to December 31, 2000, the 2001 fiscal year and the 2002 fiscal year and of RWE Gas Aktiengesellschaft (formerly Westfälische Ferngas-Aktiengesellschaft) for the 2000 fiscal year, the 2001 fiscal year and the 2002 fiscal year, the Joint Report of

the Executive Board of RWE Aktiengesellschaft and RWE Gas Aktiengesellschaft on the Partial Control and Profit Transfer Agreement of April 24, 2002, as well as the report of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft on the audit of the Partial Control and Profit Transfer Agreement are available for inspection on the business premises of our Company. These documents will also be available at the General Meeting for inspection by the shareholders. Upon request, each shareholder will receive a copy of these documents, which are also available on the Internet (www.rwe.com), without delay and free of charge.

9. Approval of the Control and Profit Transfer Agreement between RWE Aktiengesellschaft and GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH

A Control and Profit Transfer Agreement was concluded on August 21, 2002, between RWE Aktiengesellschaft, Essen, and GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH, Essen ("GBV V"), which is wholly owned by RWE Aktiengesellschaft and acts as intermediate holding company for Innogy Holdings plc. The General Meeting of GBV V already approved the Agreement on November 19, 2002. The Agreement essentially comprises the following provisions:

a) GBV V shall place the management of its Company under the direction of RWE Aktiengesellschaft. RWE Aktiengesellschaft is therefore entitled to give instructions to the management of GBV V.

b) GBV V undertakes to transfer its entire profit to RWE Aktiengesellschaft. The net income prior to the profit transfer, reduced by any losses carried forward from the previous year must be transferred.

On condition that it receives approval from RWE Aktiengesellschaft, GBV V may transfer sums from the net income to other retained earnings insofar as this is permissible under German Commercial Law and is economically justifiable when applying reasonable commercial judgement. Any uncommitted provisions formed during the term of the Agreement must be released and used to offset any net loss or transferred as a profit upon request of RWE. The transfer of sums from the release of other retained earnings formed prior to this Agreement shall be excluded.

c) RWE Aktiengesellschaft shall be obliged to offset any net loss for the year incurred during the term of the Agreement insofar as it is not offset by making withdrawals from uncommitted reserves created during the term of the Agreement.

d) The Agreement shall become effective once it has been entered on the Commercial Register of the city of domicile of GBV V and shall be effective, except for the right to give instructions, retroactively as from the beginning of the short fiscal year ending on December 31, 2002.

The Executive Board and the Supervisory Board recommend to approve the Control and Profit Transfer Agreement between RWE Aktiengesellschaft and GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH of August 21, 2002.

As from the invitation to the Annual General Meeting, the forenamed Control and Profit Transfe Agreement, the Annual Financial Statements and the Management Reports of RWE Aktiengesellschaft (formerly RWE Aktiengesellschaft für Beteiligungen and RWE Gesellschaft für Beteiligungen mbH) for the short fiscal year from July 1, 2000 to December 31, 2000, the 2001 fiscal year and the 2002 fiscal year as well as of GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH for the short fiscal year ended on December 31, 2002, as well as the Joint

Report of the Executive Board of RWE Aktiengesellschaft and the management of GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH on the Control and Profit Transfer Agreement of August 22, 2002, are available for inspection on the business premises of our Company. These documents will also be available at the General Meeting for inspection by the shareholders. Upon request, each shareholder will receive a copy of these documents, which are also available on the Internet (www.rwe.com), without delay and free of charge.

Motions of shareholders

Pursuant to Sections 125 ff. of the German Stock Corporation Act, the Executive Board is not obliged to announce motions or nominations of shareholders unless they submit evidence of their status as shareholders in good time. They are to be addressed exclusively to

RWE Aktiengesellschaft
Organisationseinheit
Recht/Organangelegenheiten
Opernplatz 1
Germany
(Telefax no. +49 (0) 201/12-15743)

or by e-mail to:
hv2003.gegenantraege@rwe.com.

Motions and nominations of shareholders to be made public, received at these addresses by the end of April 30, 2003, at the latest, will be published on the Internet at www.rwe.com. Any motions addressed otherwise will be disregarded.

Attendance at the Annual General Meeting

Entitled to attend the Annual General Meeting are the holders of common shares and non-voting preference shares who deposit their shares on May 8, 2003, at the latest with the Company, a German notary public, a securities clearing and depositing bank or with any of the banks listed below until the end of the Annual General Meeting:

Deutsche Bank AG
Dresdner Bank AG
WestLB AG
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
National-Bank AG
Norddeutsche Landesbank Girozentrale.

In Switzerland, the shares may be deposited with the following banks:

Credit Suisse First Boston
UBS AG.

Shares shall also be deemed properly deposited if the shares are blocked at another bank until the end of the Annual General Meeting with the approval of a depositing agent for them.

If shares are deposited with a German notary public or with a securities clearing and depositing bank, the certificate of the deposit must be filed with the Company at the latest on the day following expiry of the depositing deadline.

We offer our shareholders again this year to be represented in the voting procedures by a proxy appointed by the Company. To this end, the proxy has to be duly authorized and given instructions for exercising the voting right. The proxy is obliged to vote as instructed.

Prior to the Annual General Meeting, such authorization and voting instructions can be given to the proxy appointed by the Company on the Internet or in writing using the forms provided for this purpose. Written authorizations and instructions have to be received by RWE Aktiengesellschaft by May 12, 2003, at the latest. Authorizations and instructions across the Internet can still be given during the Annual General Meeting. More details on this procedure, especially the technical requirements and procedural steps as well as the necessary steps and risks involved when changing instructions, are described in a brochure available for the shareholders from their custodian bank or on the Internet at www.rwe.com.

Even in the event of an authorization of the proxy appointed by the Company, the shares have to be properly deposited within the period stipulated in accordance with the above provisions. All previously permitted ways of attendance and representations, especially personal attendance or the attendance by a representative, especially a bank or an association of shareholders, remain unaffected by the offer for exercising voting rights and remain possible to the full.

Essen, March 25, 2003

Yours sincerely,

RWE Aktiengesellschaft
The Executive Board

The invitation to the Annual General Meeting was announced in the Federal Gazette/Electronic Federal Gazette of March 25, 2003. The invitation and the documents laid out as from calling the meeting can also be viewed on the Internet at www.rwe.com.

Since potential counter-motions and nominations from shareholders are no longer mailed as a result of an amendment to the German Stock Corporation Act, you will be able to read them on the Internet at www.rwe.com.

RWE Aktiengesellschaft, Essen





engesellschaft_Opernplatz 1_45128 Essen_Germany_Phone +49 (0)201.12-00_Fax +49 (0)201.12-1 51 99
.com

File No. 82-4018

Eduard BERNHARD
Wiesbadener Str. 2
63801 Kleinostheirn
(Critical individual shareholder and Executive Board member of Bundesverband Bürgerinitiativen Umweltschutz (BBU) e.V. and BUND KG Aschaffenburg)

To
RWE AG
Corporate Offices
Organizational Unit Legal/Board matters

Essen

per Fax 0201/1215743

Kleinostheim, April 30, 2003

Counter-motions for the Annual General Meeting of RWE on Thursday, May 15, 2003, in Essen, Grugahalle, 10 a.m.

Dear Sir or Madam,

I am putting forward the following counter-motions:

Re Item 2 Appropriation of profit
Instead of a distribution of € 618.7 million, reduction by approx. € 160 million, which should be used to step up the activities in the sector of alternative energies such as wind energy because this energy/this kind of electricity is supported in the long run by the Renewable Energy Act (EEG) and can create additional jobs. A partial initiative for solar energy in Alzenau is already a step in the right direction.

Re Item Ratification of the Acts of Executive Board Members
No ratification for lack of activities or information:

- Continued power generation from nuclear power plants in spite of nuclear disaster near misses in Harrisburg, USA, ultimate MCA of Chernobyl and missing ultimate nuclear waste repositories. The nuclear phase-out agreement according to the "nuclear consensus" with NPP lifetimes up to 2020 is a patched-up compromise because it does not protect against an ultimate disaster, which is possible any time, that is to say every hour, and generates even more nuclear waste every day, for instance highly toxic plutonium with a halflife of up to 24,400 years. This constitutes an irresponsible assault on the future of our children and generations to come.
- **NPP Biblis A has been operated in a scandalous way for 29 years with non-licensed/irregular emergency cooling system. A failure could have resulted in a core meltdown with the release of high levels of radioactivity, that is to say it could have led to a nuclear disaster! This case shows a total failure not only on the part of the power plant management of Biblis, but also on the part of the**

- Extremely poor/incomplete preparation of application documents for the planned demolition of RWE's Mülheim-Kärlich nuclear power plant, type ABB/"Harrisburg", which to some extent was built illegally. What is missing, among other things, is information on the time needed for the demolition, demolition costs, number of staff to be deployed. What provisions have been made in the balance sheet for the demolition costs? Missing information on the problems relating to asbestosis. That is to say, how many employees contracted asbestosis in power plants and how many cases of occupational disease and how many deaths occurred in this respect in the last five years? Information on electricity imports in 2002, broken down by nuclear power, conventional electricity and countries of origin is missing.

Item 4 Ratification of the Acts of Supervisory Board Members:
Motion for non-ratification owing to inadequate control or lack of interference with the work based on trust. The motion is for informing all shareholders, pursuant to the German Stock Corporation Act, about my counter-motions in good time, i.e. prior to the Annual General Meeting, so that they can align their voting accordingly, if appropriate. I will be present at the Annual General Meeting and repeat my counter-motions, if required, and may submit new motions or ask questions.

Furthermore, I already put forward the following motion on a point of order for the coming Annual General Meeting:

a) Full admission of the public, i.e. television and photographers
b) Preparation of a verbatim report of the proceedings of the entire Annual General Meeting.

Note: One option may be to provide those who have submitted motions or asked questions with written excerpts of their contributions and the answers of the Executive Board or the Supervisory Board (after the Annual General Meeting).

Please find enclosed the share deposit certificate.

Yours sincerely,
(Eduard Bernhard)

File No. 82-4018

Joachim R Gröger

Waldweg 11
D-29640 Schneverdingen

Tel.: +49 (0)5193 52653

RWE Aktiengesellschaft
Organizational Unit.
Legal/Board matters
Opernplatz 1
45128 Essen

-via e-mail -

Counter-motions for the Annual General Meeting on May 15, 2003

Dear Sir or Madam,

I herewith put forward the following counter-motion as shareholder pursuant to § 125 ff. AktG (German Stock Corporation Act):

Re Item 3 – The acts of the Executive Board Members in fiscal 2002 shall not be ratified

Reasons:

RWE discontinued the Powerline activities in fiscal 2002.

In press releases, the management of RWE Powerline GmbH had attributed the phase-out of the Powerline business to unforeseeable technical developments. Availability of free frequencies for smooth operation of the Powerline service was said to be insufficient, and this unforeseeable shortage of frequencies had even been exacerbated, it was said, in the aftermath of the terrorist attacks of September 11, 2001, in New York.

The only conclusion to be drawn in this respect is that RWE tries with this statement to conceal the true reasons underlying the decision to discontinue the service and for which the management is responsible.

These are obviously the inadequate acceptance by customers. According to independent sources, just 10 % of the customers planned for the end of 2001 had been signed up until the service was phased out. Against this backdrop, the envisaged level of 120,000 customers for the end of 2002 thus appeared to be unachievable in the foreseeable future. What is the financial loss caused by this flop for the shareholders?

The shareholders of RWE have a legal right to comprehensive and correct information about this venture which was doomed to failure from the very beginning. This legal right has not yet been satisfied.

Yours sincerely,

signed J Gröger
(user number 849913)

File No. 82-4018

Norbert Zingraf

50170 Kerpen, March 30, 2003

RWE Aktiengesellschaft
Legal & Organizational Issues Department
Opernplatz 1
45128 Essen
Germany
Fax No.: +49-201-121-5743

Countermotions for the 105th Ordinary Annual General Meeting on May 15, 2003, in Essen

Dear Madam/Sir,

I hereby submit the following countermotions in accordance with Sec. 125 et seqq. of the German Stock Corporation Act (AktG) in my capacity as shareholder (see attached bank confirmation).

Re Item 3: Disapproval of the Acts of the Executive Board—Motion to Cast a "Nay" Vote

Rationale:
RWE Rheinbraun CEO Bonekamp and his new Executive Vice-President for Power Generation, Dr. Lambertz, are promoting the cost-cutting program (primarily consisting of a redundancy scheme), substitute fuels and "Coal 2000" (to overcome problems in running power plants on coal from the Harnbach mining region) in an attempt to glorify lignite. This is because this coal is one of the biggest emitters of CO_2—even when used in BoA plants, which are optimized for lignite. Lignite will cease to be a competitive fuel with the introduction of the emissions trading scheme approved by the EU at the latest. Unbalanced plans for the construction of further BoA power plants and additional personnel cuts are causing unrest in the mining region, and RWE cannot even afford such investments, given its current debt level of 25 billion euros!

Re Item 4: Disapproval of the Acts of the Supervisory Board—Motion to Cast a "Nay" Vote

Rationale:
According to statements made at the press conference on annual results, the strategy of making inappropriate, untimely investments above all in Angloamerican companies has led to a debt level of 25 billion euros. In the first three quarters of 2002 alone, debt rose from 1.1 to 15.4 billion euros, with our shares "nose-diving" at the same time! Haven't renowned German companies had to bid farewell to British and American business partners with a loss before? In addition, this "bares flanks" to undesired investors as well as takeovers. New structures damaging local roots and cutting costs to the detriment of employees and social security funds are relied on to remedy this. One should teach them a lesson!

Sincerely yours,

Re item 4 of the agenda: Ratification of the acts of the Supervisory Board

Counter-motion: "The acts of the members of the Supervisory Board shall n o t be ratified."

Reason:
Just as a growing share of the population, the Supervisory Board members should be aware of the fact that RWE's power generation, involving the production of radioactive nuclear waste, may have disastrous consequences, such as pauperization, diseases and death even for unforeseeable generations of descendants.

Do the Supervisory Board members not realize that the "profits" of RWE are the result of dirty business, involving the production of highly toxic nuclear waste with long-term radiation to the detriment of following generations?

No ratification of the acts of the Supervisory Board members with such an understanding of responsibility.

Helmut Kohler, Hohenrainstr. 22, 71642 Ludwigsburg, phone: 07141/52122

File No. 82-4018

Sofie Linse
Hofrat-Strobel-Str. 33
89420 Höchstädt
(09074) 3451
(040) 3603763544
JohLinse@aol.com

Höchstädt, April 25, 2003

RWE Aktiengesellschaft
Organizational Unit
Law/Board Matters
Opernplatz 1
45128 Essen

Re: Annual General Meeting of RWE on May 15, 2003,
Counter-motion to item 7 of the agenda

Dear Sir or Madam,

In opposition to item 7c of the agenda I suggest:

not to amend §12 paras. (1) and (2) of the Articles of Incorporation.

to reword §12 para. (3) of the Articles of Incorporation as follows:

"The Chairman of the Supervisory Board shall receive double, his Vice-Chairman one and a half times the amounts stipulated in paras. 1 and 2. If the respective committee has acted at least once during the fiscal year, all members shall receive one and a half times the amounts stipulated in paras. 1 and 2. If a member of the Supervisory Board holds several offices at the same time, he or she shall only receive the remuneration of the office with the highest remuneration. Members who have been on the Supervisory Board or any other committee for only part of the fiscal year shall receive a smaller remuneration in proportion to their period of tenure."

Reason:

The proposal for remuneration made by the Supervisory Board and Executive Board under item 7c of the agenda is neither appropriate to the general economic nor to the internal business situation and is, in my opinion, not compatible with the objectives of consolidation and cost reduction pursued according to the annual review. Based on examples, I would like to show how high an increase in remuneration would be according to the proposal of the Executive and Supervisory Boards. In my calculations, I assume that a share of profit is distributed in accordance with item 2 of the agenda:

- According to the old Articles of Incorporation, the remuneration of the Supervisory Board Chairman amounts to €5,000 plus €450 times 100 (§12 (2) old Articles of Incorporation). This adds up to €50,000.00; times 2 (§12 (3) old Articles of Incorporation), total: €100,000.00.

  If item 7 of the agenda was adopted and §12 (1) and (2) amended accordingly, the Chairman of the Supervisory Board would receive €40,000.00 plus €225 times 100 (§12 (2) of the new Articles of Incorporation). This adds up to €62,500.00; times 3 (§12 (3) new Articles of Incorporation), total: €187,500.00.

  This corresponds to an increase in remuneration of 87.5 %.

- According to the old Articles of Incorporation, the remuneration of the Vice-Chairman of the Supervisory Board amounts to §2 (1) - (3): €75,000.00.

  If item 7 of the agenda was adopted, the Vice-Chairman would receive: €125,000.00.

  This corresponds to an increase of 66 2/3 %.

- According to the old Articles of Incorporation, the remuneration of a Supervisory Board member amounts to €50,000.00.

  If item 7 of the agenda was adopted, he or she would receive: €62,500.00.

  This corresponds to an increase of 25 %.

Yours sincerely,

Linse Sofie

Enclosure: Bank certificate (admission ticket order form)

File No. 82-4018

Re Item 3 of the agenda: Ratification of the acts of the Executive Board

Counter-motion: "The acts of the Executive Board members shall n o t be ratified".

Reason:
It is true that by expanding the water and gas businesses, the Executive Board has created certain preconditions for a transition to a sustainable handling of economic affairs;

Nevertheless, in the electricity sector, risks and aberrations have hardly been reduced:

- RWE's nuclear power plants continue to deliver highly radioactive nuclear waste with long-term radiation.

- RWE's fossil-fired power plants continue to consume non-renewable energy resources, such as hard coal, lignite and natural gas.

- RWE's large-scale power plants dissipate more than half of the primary energy used as waste heat.

Especially because of the accumulation of more nuclear waste to the detriment of many following generations, the acts of the Executive Board cannot be ratified.

Eva Matthecka, Am Kräherwald 249/1, 70939 Stuttgart; phone: 0711/654849

File No. 82-4018

Spinnhütte
GmbH

Am Wasserturm 31
D-29223 Celle

Phone: +49 (0)5141 3845-0
Fax: +49 (0)5141 3845 45
e-mail: spinnhuette-celle@t-online.de
http://www.spinnhuette-celle@t-online.de

Extension +49 (0)5141 3845

RWE Aktiengesellschaft
Executive Board
Opernplatz 1

45128 Essen

Annual General Meeting of RWE AG on May 15, 2003
Identification no. 703712 **Custody account no. 800187874**
Counter-motions

Dear Sir or Madam,

We should like to put forward the following counter-motions:

1. **Counter-motion re § 12, para. 2, of the Articles of Incorporation**
   The remuneration (of the Supervisory Board members) pursuant of § 12, para. 1, is increased or reduced by € 5.00 per € 0.01 dividend per common share distributed in excess of a dividend of € 0.50 per common share.

   Reason:
   Our representatives on the Supervisory Board are becoming increasingly enthusiastic about a fairly lopsided remuneration which excludes every risk; this is to be partially counteracted.

2. **Counter-motion with respect to the number of Supervisory Board seats**
   The number of Supervisory Board seats held by the Supervisory Board members of RWE Aktiengesellschaft, Essen, should be limited to a total of five (four more) companies. The respective Supervisory Board member will inform the entire Supervisory Board even in the case of potential conflicts of corporate interests!

   Reason:
   Each Supervisory Board member should have sufficient time for information gathering and analysis in order to be able to discharge his responsible duties.

Yours sincerely,
Spinnhütte GmbH

Walter Löning
- Executive Manager -

Comments of the Executive Board in response to the counter-motions:

In the generation of electricity, RWE has been relying for many years on a balanced mix of primary energies, thereby ensuring supply security, economic efficiency and environmental compatibility. Nuclear energy and fossil fuels cannot be replaced in the foreseeable future.

The cost reduction scheme at RWE Rheinbraun secures the leading position of lignite in base-load power generation in the long run. A new lignite-fired power plant with optimized technology (BoA) avoids up to three million tons of CO_2 per year with significantly enhanced efficiency. In this respect, our capital expenditure planning is in line with the federal government which has committed itself to securing efficient energy production in Germany, including modern coal-fired power plants, as part of the implementation of the EU Directive on Emissions Trading.

We continue to regard the peaceful use of nuclear energy as being beneficial and responsible. The management of radioactive waste arising in our nuclear power plants is ensured in compliance with highest safety standards on the basis of the Nuclear Energy Agreement concluded with the federal government.

RWE Power has furnished proof to the regulatory authority that the emergency cooling of unit A of Biblis nuclear power plant is not at risk. The openings ensure sufficient cooling; the existing reserves are to be increased further. Nonetheless, the size of the suction openings has been examined together with the cognizant authorities for several years. The forthcoming involvement of the public in the approval procedure will show that the application documents for the decommissioning of the Mülheim-Kärlich nuclear power plant are complete. Duration, costs and the required manpower do not only depend on the permit, but also on the individual tendering results. Adequate provisions have been created in the balance sheet.

Through our subsidiary Harpen we are established in the expanding markets of "new energies". Core competencies are energy contracting in the heat business and renewable energies.

We continue to give high priority to asbestos-related disease. To this end, we have developed an expanded prevention scheme.

As far as the Powerline technology is concerned, we have always pointed to technical difficulties and more stringent network usage conditions. Alternative approaches were not promising.

With the large acquisitions abroad, RWE has acquired stable and profitable operations, creating a balanced platform for long-term growth and increasing value, which is rather insensitive to cyclical changes. The risk profile of the RWE Group has improved further along the lines of a balanced portfolio. This has strengthened the competitive posture of the Group overall.

The changes to the remuneration of the Supervisory Board members aim to remunerate the members of the Supervisory Board adequately. The proposed remuneration structure is customary and in line with market conditions. It also implements a recommendation of the German Corporate Governance Code according to which the chairmanship and the membership in committees of the Supervisory Board also have to be reflected in the remuneration. The new system will help to find high-caliber personalities for the Supervisory Board office, which has been upgraded as part of the Corporate Governance discussion, in the future, too.

The number of Supervisory Board seats of the members of our Supervisory Board is clearly below the statutory limits. The recommendations made by the Code in this respect are also put into practice. As we explained in the Annual Report, no conflicts of interest occurred in the past business year, nor have any such conflicts arisen to date in the current fiscal year 2003.

We consider all counter-motions to be unfounded and will make additional comments at the Annual General Meeting, if required.

Essen, May 2, 2003

RWE Aktiengesellschaft
The Executive Board

Information

on attendance and proxy voting for the Annual General Meeting of RWE Aktiengesellschaft on May 15, 2003





RWE
One Group.
Multi Utilities.

Please treat confidentially
and keep in safe place

User no:

PIN:

Should the seal of the personal identification number (PIN) on this brochure be broken, please notify our service hotline immediately
(Tel. national: 08 00/7 93 20 03,
international: 0 08 00/07 93 20 03).

RWE Aktiengesellschaft
Essen

Information

on attendance and proxy voting for the Annual General Meeting of RWE Aktiengesellschaft on May 15, 2003

Contents

Dear shareholders,

This brochure is designed to describe the options of attending the Annual General Meeting, proxy voting and the live transmission on the Internet. An **admission ticket** is required for all options of attending the meeting and proxy voting (1.-3. below). Please order the ticket from your depository bank for each of your securities accounts. In this way, the shares will be properly deposited. The shares must be deposited in due course by **May 8, 2003**. Voting rights cannot be exercised if shares are not deposited by this date. In order to make sure that you receive your admission ticket in good time, you should place the order with your depository bank as early as possible.

1. Personal attendance or attendance by an authorized person of your choice

If you personally or a person authorized by you wish to attend the Annual General Meeting, please make sure that you or the authorized person submit the admission ticket sent to you by your depository bank, if appropriate with the filled-in and signed "proxy" form (marked with "A" on the reverse side of the admission ticket) at the registration counters in the foyer of the Grugahalle. In return, you or the person authorized by you will receive a voting carnet.

If you wish to leave the Annual General Meeting early, you can arrange for being represented in the votes by voting proxies appointed by the Company. To this end, please submit your voting carnets at the counters set up for this purpose in the foyer (marked as "proxy voting") or at the exit. Our staff will be happy to explain the detailed procedure. This option is also available to you if you continue attending the Annual General Meeting, but would nonetheless like to be represented in the votes. If you wish to do so, please contact the counters in the foyer (marked "proxy voting").

2. Authorization and instructions given to voting proxies appointed by RWE AG across the Internet

If you do not wish to attend the Annual General Meeting yourself and have not authorized any third person to act on your behalf, you can arrange for being represented in the votes by voting proxies appointed by the company and give the required authorization and instructions across the Internet. This also absolutely requires an admission ticket to be ordered from your depository bank. Upon receipt of the admission ticket, however no sooner than **April 23, 2003**, you may use the Internet-based proxy and instruction system. It must first be activated for each individual shareholder, which may be delayed in individual cases for technical reasons.

Giving authorization and instructions across the Internet

Access to the system is provided through the Company's Internet website at **www.rwe.com**. Through the link "Annual General Meeting of RWE AG on May 15, 2003" you will be forwarded to the Internet-based proxy and instruction system. Registration requires the user to enter the **six-digit user number** printed on this information along with the **seven-digit PIN** (personal identification number) provided under the seal. "Click on REGISTER".

Enter your admission ticket number along with any other information required in the corresponding fields. "Click on PROCEED".

You can now give your proxy and instructions. Give an instruction for each item listed for voting on the agenda. (Click on YES, NO or ABSTAIN). Then click on PROCEED. A verification page will then appear. Please click on CONFIRM if your instructions are correctly shown, otherwise click on BACK.

The electronic proxy and instructions have to be transmitted **in good time prior to the beginning of the voting procedures on the day of the Annual General Meeting** in order to be effective. The exact point in time depends on the proceedings at the meeting. The required timing can thus not be exactly defined in advance, but will be determined by the chairman of the meeting. We therefore recommend to make a decision as early as possible and to follow the proceedings at the meeting on the Internet.

Your proxy and the instructions can be printed out for documentation purposes.

Revocation of proxies granted and changes to instructions across the Internet

On principle, you can revoke your proxy given across the Internet and change your instructions. However, this requires that you have given the proxy along with instructions by **May 11, 2003 (24:00 h)**, at the latest. You will then receive transaction numbers (TAN) by mail. In conjunction with the personal user number and the PIN, the TANs may be used to revoke the proxy or change instructions given.

Please note that because of the postal delivery time the required TANs can only be mailed to you if the proxy has been given by the aforementioned deadline. If your proxy is received **after May 11, 2003 (24:00 h)**, it will no longer be possible to revoke proxies or change instructions across the Internet. In such a case, you are free, however, to attend the Annual General Meeting personally with your admission ticket or to authorize a third person to exercise your voting rights as described above under 1. Should you or a person authorized by you attend the Annual General Meeting, the proxy and instructions previously given across the Internet will become void.

The revocation of the proxy and changes to instructions have to be transmitted in good time before the **start of voting procedures on the day of the Annual General Meeting** in order to be taken account of. The exact point in time depends on the proceedings of the meeting. The timing cannot be accurately defined in advance, but will be determined by the chairman of the meeting. We therefore recommend to make your decisions as early as possible and to follow the proceedings of the Annual General Meeting on the Internet.

3. Authorization and instructions given to voting proxies appointed by RWE AG in writing

If you do not have Internet access, but would like to be represented in the votes by voting proxies appointed by the Company, you may give authorization and instructions in writing. If you wish to do so, please fill in the form "authorization given to voting proxies appointed by RWE AG" on the reverse side of the admission ticket (marked at the upper right with "B"). The voting proxies can only use your authorization if you give instructions on how to exercise your voting right. The voting proxies are obliged to vote on the individual agenda items in accordance with your instructions.

RWE Aktiengesellschaft, Essen

Please send the **original of the admission ticket with the signed authorization and the instructions for exercising the voting right by May 12, 2003 at the latest** (relevant is receipt by RWE) to the following address:

RWE Aktiengesellschaft
Kennwort: Stimmrechtsvertretung
(Keyword: Proxy voting)
45105 Essen

Authorizations and instructions received after this deadline will not be effective. Please note that postal delivery times are beyond our control. We are asking for your understanding that with this procedure authorizations cannot be revoked and instructions cannot be changed.

4. Counter-motions of shareholders

Motions and nominations of shareholders, which have to be announced pursuant to sections 125 ff. of the German Stock Corporation Act, will be published on the Internet at **www.rwe.com**. If you wish to go along with such counter-motions on draft resolutions of the management, please vote with "no" in respect of the corresponding agenda items to which the motions refer. Counter-motions will only be voted on separately, if a draft resolution of the management does not receive the required majority. If you want

to make sure that your voting right is also exercised in these other voting procedures, you either have to attend personally or must be represented by an authorized person of your choice (1. above). You can thus not participate in these voting procedures if you have given authorization and instructions across the Internet (2. above) or in writing (3. above).

5. Transmission of the Annual General Meeting on the Internet

A live transmission of the proceedings at the Annual General Meeting will be provided on the Internet on May 15, 2003, from 10 a.m. Access is provided through the website of the Company at **www.rwe.com**. You will be forwarded to the transmission by the link "Annual General Meeting of RWE AG on May 15, 2003".

6. Technical information

Use of the Internet-based proxy and instruction system requires one of the following operating systems: Microsoft® Windows 95, 98, 2000, XP, ME or NT 4.0. Apart from functioning Internet access, the user also requires one of the following browsers: Microsoft® Internet Explorer® (original version 4.5 or higher) or Netscape® Navigator® (original version 4.5

or higher). The browser functions "Java Script" and "style sheets" have to be activated (standard setting).

The transmission of the AGM via the Internet requires one of the following Streaming Players: Real Player® (version G2 or higher) or MS Media Player® (version 6.4 or higher).

Please observe the information given on the Internet start page regarding the General Terms and Conditions for using the Internet-based proxy and instruction system. A hotline and service mail have been set up to answer any queries:

Hotline
national: **08 00/7 93 20 03**
international: **0 08 00/07 93 20 03**

Service mail: **hv2003@rwe.com**

The technical and organizational steps taken by RWE AG to ensure proper functioning correspond to commonly accepted current standards. Despite all security precautions, however, the Internet-based voting proxy system may encounter technical malfunctions. This may prevent proxies, their revocation, changes to instructions or instructions from being transmitted in time or completely without RWE AG being able to assume any responsibility for any such failures. Nor does RWE AG assume any responsibility for any errors made by service providers employed

for the transaction process or for any deficiencies in the network technology or the hard- and software. Furthermore, RWE AG does not accept any responsibility for the proper functioning, availability or unrestricted maintenance of the telecommunications network and the Internet services as well as compliance with typical postal delivery times.

Should any unauthorized external interference with the Internet-based voting proxy system be detected, despite all the security precautions taken, we reserve the right to discontinue the process immediately in order to ensure the voting process is conducted properly.

Essen, March 2003

Yours sincerely,

RWE Aktiengesellschaft

The essential points in brief:

1. Order admission tickets from your depository bank by **May 8, 2003** (sooner, if possible)

2. Give proxy and instructions via the Internet at **www.rwe.com**

   if revocation of changes are to be possible:

   by **May 11, 2003 (24:00 hours)**;
   Revocation of proxy or changes to instructions then to be made by **May 15, 2003, in good time before start of the voting procedure**

   without revocation or change option:

   Give proxy and instructions by **May 15, 2003, in good time before start of voting procedure**

3. Proxy and instruction in writing by **May 12, 2003** (relevant is receipt by RWE)

4. Live transmission of Annual General Meeting on the Internet at **www.rwe.com** on **May 15, 2003 (starting at 10 a.m.)**

RWE Aktiengesellschaft_Opernplatz 1_45128 Essen_Germany_Phone +49 (0)201.12-00
Fax +49 (0)201.12-1 51 99_www.rwe.com





File No. 82-4018

Report on the first quarter of fiscal 2003

January through March



- Group operating result 33% up year-on-year
- Core business 51% up on previous year
- Non-core business 86% down year-on-year
- Net income 37% down on previous year

RWE
One Group.
Multi Utilities.

At a glance

RWE Group		Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
External net sales	€ million	12,826	13,324	- 3.7	46,633
EBITDA	€ million	2,547	1,883	+ 35.3	7,241
Operating result	€ million	1,752	1,317	+ 33.0	4,504
Income before tax	€ million	1,033	1,045	- 1.1	2,722
Net income	€ million	437	693	- 36.9	1,050
Earnings per share					
_Excl. goodwill amortization	€	1.21	1.45	- 16.6	3.25
_Incl. goodwill amortization	€	0.78	1.23	- 36.6	1.87
Operating cash flow	€ million	1,902	1,855	+ 2.5	5,933
Capital expenditure	€ million	5,671	1,529	+ 270.9	16,985
Free cash flow[1]	€ million	972	1,002	- 3.0	1,838

		03/31/03	12/31/02	+/- in %
Net debt	€ million	22,517	15,494	+ 45.3
Workforce[2]		138,116	131,765	+ 4.8

[1] Operating cash flow minus capital expenditure on property, plant and equipment and intangible assets.
[2] Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

»Our core business is more than just stable: It boosted its operating result by 11% in the first quarter—even net of acquisition-related effects.«

Dear Shareholders,

Your company is well positioned in the international arena. This was evidenced quite clearly by its first-quarter performance. For the first time, sales generated by RWE abroad matched the level achieved in Germany. This makes us much less dependent on the German market. With Innogy, the Czech gas operations and American Water on board, we have enough critical mass in the major utility markets and substantial potential for growth. On top of that, the companies we acquired already made significant contributions to the Group's operating result in the first three months of the current financial year.

I would like to summarize the key facts and figures relating to the first quarter.

- We boosted the Group's operating result by 33%. Our core businesses posted a 51% jump in their operating result, primarily due to the consolidation of the acquired companies. Excluding this effect, they recorded 11% growth. Once more, this positive performance was mainly driven by our German electricity operations. However, the Gas Business Area also contributed to our organic earnings growth. Non-core operations were clearly down on the previous year. Heidelberger Druckmaschinen continued to face a significant erosion in demand.

- As planned and announced, the Group's net income reflects the cost of our far-reaching external growth. All of our major acquisitions—along with associated goodwill amortization and interest charges—have been included in our consolidated accounts for the first time. Furthermore, the previous year's corresponding figure was extraordinarily high, owing to gains on disposals. This resulted in a 16% decline in net income before goodwill amortization. After goodwill amortization, net income was 37% down on the previous year.

- Once we paid for the acquisition of American Water, our net financial debt rose to €22.5 billion, as planned. At year-end, our EBITDA will be six times higher than the net interest expense, which gives us a solid position. This was confirmed by Standard & Poor's "A+" credit rating in March.

RWE's common stock was unable to decouple itself from the DAX in the first quarter, declining 17%. It managed to close the gap again in the middle of May. But conditions remain volatile. We are countering the trend with continuity through ongoing cost-cutting, efficient business processes and value-creating organic growth.

Essen, May 2003

Harry Roels
President and CEO

RWE share performance
versus DAX


RWE common share
RWE preferred share
DAX 30
110
100
80
60
12/31/2002
03/31/2003
05/09/2003

Upward trend following steep dip in share price in Q1

Stock markets continued to slide in the period under review, following slight gains in share prices at the beginning of the year. In the first quarter of 2003, the **DAX 30** slipped 16.2% to 2,424 points. During this period, Germany's leading index was barely able to stay above the 2,200-point mark on occasion. The DAX thus reached the lowest level since November 1995. The stock markets' continued weakness was principally caused by the general uncertainty leading up to the Iraq war, which resulted in extremely high oil prices, and the persistently stagnant economy. Moreover, the situation was compounded by negative business news. It was only once the Iraq war had begun and it became apparent that the conflict may come to an early end that the world's stock markets embarked on the road to recovery, which continued through the end of the reporting period. At the end of April, the index had bounced back above the points total it had recorded at the end of 2002.

RWE's share performance nearly mirrored the DAX. Common stock was down 17.0% to €20.50 in the first quarter of 2003. It fell below the €20 level during the period. Preferred stock put in a slightly more stable performance, slipping 8.7%. It closed the quarter at €18.95. Both the burdens imposed by the general political climate and the global economy as well as errors made by the capital market in assessing the RWE Group's net debt harmed our share performance. However, RWE issues posted a marked gain after the end of the period being reviewed and—in common with the DAX—recovered from the lows recorded in the first quarter.

Core business boosts operating result by 51%

Economic environment still weak

The first three months of 2003 were characterized by the economy's continued weakness. Growth was dampened above all by the Iraq conflict and high oil prices. Contrary to the previous year, the North American continent failed to provide stimuli for the world economy. Although there was a slight resurgence in investment activity in the USA, US consumer spending cooled down. EU countries have yet to overcome the stagnation the markets have been experiencing since 2001. Negative consumer and investor expectations as well as the state budget crises are a burden on demand in the EU single market. By contrast, markets emerging in Eastern Europe and Asia unleashed much stronger growth dynamics, thanks to stable domestic demand. Latin America's economic climate continues to suffer severe burdens from the Argentine financial market crisis.

Germany still shows no signs of economic improvement. This is still due to the lack of consumer and investor spending. According to forecasts published by Germany's five leading economic research institutions, gross domestic product will grow by only 0.5% in 2003.

Core businesses lift sales by 38% principally thanks to consolidation effects

In the first quarter of fiscal 2003, RWE generated €12.8 billion in external net sales. We fell short of the previous year's corresponding figure by 3.7%. Whereas we posted 38.3% growth in our core businesses, our non-core activities only managed to record a quarter of the sales achieved a year earlier. RWE now produces half of its revenues abroad (50.5%), as compared to 27.2% in the corresponding year-earlier period.

The sales trend in our core businesses was primarily determined by the following consolidation effects:

- In the Electricity Business Area, we acquired the UK-based energy utility Innogy (+€1,681 million), which was consolidated as of June 1, 2002, and we consolidated the Polish electricity provider STOEN for the first time effective January 1, 2003 (+€108 million).
- In the Gas Business Area, we consolidated our Czech gas activities as of May 1, 2002 for the first time (+€713 million) and Dutch-based Obragas effective July 1, 2002 (+€121 million).
- In the Water Business Area, we acquired the US water utility American Water, which we included in our consolidated accounts as of January 1, 2003 (+€371 million).

These effects were contrasted in our non-core business by our exit from the Shell & DEA Oil joint venture effective July 1, 2002, which caused us to shed a significant amount of sales. In the first quarter of 2002, our oil downstream business contributed €3,471 million to the Group's external net sales.

Net of first-time consolidations and deconsolidations, sales slipped by 1.0%. This was largely due to the significant deterioration of the sector in which Heidelberger Druckmaschinen is active. Furthermore, our US subsidiary CONSOL Energy had to contend with marked declines in sales in its hard coal business. The sales trend was also hampered by negative currency exchange effects. Due to the weakness of the pound and the dollar, sales generated in these currencies were devalued once they were converted into euros. This mainly affected Thames Water, Innogy, American Water and CONSOL. Currency exchange differences had a net effect of about €200 million on the companies that had already been consolidated in the first quarter of 2002 (Thames Water and CONSOL).

External net sales € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
Electricity[1]	7,217	5,482	+ 31.6	23,797
Gas	2,847	1,688	+ 68.7	5,666
Water	1,036	698	+ 48.4	2,850
Environmental Services	486	511	- 4.9	2,136
Total core business	**11,586**	**8,379**	**+ 38.3**	**34,449**
Heidelberger Druckmaschinen	1,212	1,443	- 16.0	4,315
Total non-core business	**1,212**	**4,914[2]**	**- 75.3**	**11,997[2]**
Other activities	28	31	- 9.7	187
Total	**12,826**	**13,324**	**- 3.7**	**46,633**
_Germany	6,352	9,700	- 34.5	28,003
_Foreign	6,474	3,624	+ 78.6	18,630

[1] Net, i.e. excluding the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and account for €3,471 million for Q1 of 2002 and €7,682 million for the full year.

EBITDA and operating results post clear double-digit growth over the previous year

We increased the Group's EBITDA and operating result in the first quarter of 2003 despite the sustained economic lull and significant declines in income generated by our non-core business.

EBITDA jumped 35.3% to €2,547 million compared with the previous year. Our core businesses recorded 47.9% growth. Net of the first-time consolidation of Innogy, the Czech gas business and American Water, we advanced EBITDA by 12.4%. Conversely, non-core businesses saw EBITDA decline by 59.0%. Adjusted to exclude our major acquisitions at the Group level, EBITDA rose 3.6%. Without taking the aforementioned currency effect into consideration, which had a negative impact on Thames Water and CONSOL to the tune of -€70 million, the increase would have been more pronounced.

EBITDA € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
Electricity	1,290	873	+ 47.8	4,146
Gas	660	357	+ 84.9	1,239
Water	475	377	+ 26.0	1,457
Environmental Services	54	69	- 21.7	281
Total core business	**2,479**	**1,676**	**+ 47.9**	**7,123**
Heidelberger Druckmaschinen	107	245	- 56.3	414
Total non-core business	**107**	**261***	**- 59.0**	**466***
Other/holding/consolidation	- 39	- 54	+ 27.8	- 348
Total	**2,547**	**1,883**	**+ 35.3**	**7,241**

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and account for €16 million for Q1 of 2002 and €52 million for the full year.

Operating result € million	**Jan-Mar 2003**	**Jan-Mar 2002**	**+/- in %**	**Full year 2002**
Electricity	919	611	+ 50.4	2,760
Gas	555	295	+ 88.1	885
Water	300	257	+ 16.7	963
Environmental Services	20	28	- 28.6	98
Total core business	**1,794**	**1,191**	**+ 50.6**	**4,706**
Heidelberger Druckmaschinen	39	176	- 77.8	158
HOCHTIEF (at equity)	- 10	46	- 121.7	28
Total non-core business	**29**	**206***	**- 85.9**	**180***
Other/holding/consolidation	- 71	- 80	+ 11.3	- 382
Total	**1,752**	**1,317**	**+ 33.0**	**4,504**

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and account for - €16 million for Q1 of 2002 and -€6 million for the full year.

Our operating result rose 33.0% to €1,752 million. Core businesses posted 50.6% growth especially as a result of our large-scale acquisitions. Innogy, our Czech gas activities and American Water contributed €237 million, €154 million and €80 million to the consolidated operating result, respectively. But even without these first-time consolidations, our core businesses would have closed the quarter 11.1% up year-on-year due to our strong electricity and gas business. By contrast, our non-core activities recorded a substantial drop, with their operating result declining by 85.9%. This was mainly due to the collapse in demand experienced by Heidelberg. Net of the aforementioned first-time consolidations, the Group's operating result was 2.7% down on the year-earlier level owing to our weak non-core business. This figure also reflects the adverse currency exchange effects (Thames Water and CONSOL) to the tune of €43 million.

With an operating result of €919 million, the Electricity Business Area was once again the mainstay of our earnings. It boosted earnings by 50.4% year-on-year. This was primarily due to the fact that Innogy was consolidated for the first time. And this effect was compounded by the fact that the period between January and March is typically the strongest quarter for the British energy utility for weather-related reasons. But thanks to the continued upward trend in our German electricity business, the operating result improved by 11.6% even excluding Innogy. Once again, our cost-cutting program, higher wholesale prices and our exclusively return-oriented sales policy were the major success factors. Conversely, CONSOL's earnings situation worsened even more despite improved margins in the gas business. Our US subsidiary sold much less hard coal than in the previous year due to technically-induced production downtimes and low demand. CONSOL's operating result decreased by €29 million to €46 million. This includes the negative currency exchange effects.

The Gas Business Area improved its operating result considerably. It rose 88.1% to €555 million. The Midstream/Downstream Division more than doubled its operating result. Contributing an operating result of €154 million in the first quarter, the inclusion of the Czech gas activities was a major driver. In addition, the winter quarter is typically the period in which the Czech gas business generates above-average earnings. Net of consolidations, the Gas Business Area would have closed the quarter being reviewed clearly up on the previous year's first quarter, recording a jump of 27.8%, since sales were higher due to the weather. The Upstream Division was also able to boost its operating result, posting 45.7% growth.

Major drivers were improved margins on the back of higher oil prices as well as the continuous expansion of our oil and gas production.

The Water Business Area grew its operating result by 16.7% to €300 million. This was due to the first-time consolidation of American Water. American Water generated an operating result of €80 million for the quarter, which is essentially unchanged from the previous year's first quarter under US GAAP. Due to seasonal effects, earnings generated from January to March were significantly below the quarterly average for the year. During the winter months, water consumption decreases and the maintenance costs incurred in the winter to remedy damage to pipes caused by the cold are above average. Earnings produced by our Water Business Area were dampened by negative currency exchange effects.

Once again, the Environmental Services Business Area saw its earnings situation deteriorate considerably in the first quarter. Its operating result was 28.6% down year-on-year. The cyclical downturn and the much more severe competitive pressure in the residential and commercial waste sectors were the main reasons.

In the non-core business, Heidelberger Druckmaschinen recorded an operating result of €39 million—less than a quarter of its operating result total for the first quarter of 2002. The world market leader in printing technology suffered most recently under a dramatic cyclical downturn, which was especially hard felt in its key markets, i.e. in Germany and the USA. HOCHTIEF, which is included in our consolidated financial statements at equity based on its prorated net income, closed the reporting period with a loss of €10 million. This was due to the devaluation of securities held in a special fund and an increased tax rate. The previous year's corresponding figure was exceptionally high owing to proceeds from the sale of the real-estate company Monachia. As expected, HOCHTIEF's operating result displayed a stable development.

Reconciliation to net income *€ million*		**Jan-Mar 2003**	**Jan-Mar 2002**	**+/- in %**	**Full year 2002**
Operating result		**1,752**	**1,317**	**+ 33.0**	**4,504**
+ Non-operating result		35	297	- 88.2	850
_Goodwill amortization		- 244	- 122	- 100.0	- 780
+ Financial results		- 754	- 569	- 32.5	- 2,632
Income before tax		**1,033**	**1,045**	**- 1.1**	**2,722**
- Taxes on income		- 500	- 182	- 174.7	- 1,367
Income after tax		**533**	**863**	**- 38.2**	**1,355**
- Minority interest		- 96	- 170	+ 43.5	- 305
Net income					
_Excl. goodwill amortization		681	815	- 16.4	1,830
_Incl. goodwill amortization		437	693	- 36.9	1,050
Earnings per share					
_Excl. goodwill amortization	€	1.21	1.45	- 16.6	3.25
_Incl. goodwill amortization	€	0.78	1.23	- 36.6	1.87

Decrease in net income reflects acquisition costs

As in the consolidated financial statements for fiscal 2002, the reconciliation to net income reflects planned expenditure on our strong external growth. Now that American Water has been fully consolidated as of January 1, the first quarter of 2003 is the first reporting period that includes all major acquisitions, including goodwill amortization and interest. Net income generated in the year-earlier quarter was exceptionally high, owing to proceeds on divestments and a low tax rate.

The non-operating result declined by €262 million to €35 million. This decrease is mainly due to three factors. High gains were received on disposals in the previous year, whereas there were no comparable proceeds in the period being reviewed. Moreover, goodwill amortization doubled to €244 million. In addition, we accrued €84 million in further restructuring provisions since the market situation experienced by Heidelberger Druckmaschinen worsened even further. The release of €326 million in nuclear energy provisions had a counteractive effect.

Financial results were down 32.5% to -€754 million. This was principally due to the acquisition-induced rise in the interest expense. Income before tax was roughly on par with the previous year's level at €1,033 million. In contrast, income after tax declined by 38.2% since the tax rate increased from 17% to 48%. The previous year's corresponding figure benefited from high tax-exempt gains on disposals. The rise in goodwill amortization also contributed to the increase in the tax rate, because it causes pretax income to decrease, but does not reduce taxes. Minority interests declined by 43.5%. This was caused by the substantial drop in earnings contributed by Heidelberg and CONSOL.

At €681 million, net income before goodwill amortization was 16.4% down on the previous year. This results in earnings per share of €1.21. Including goodwill amortization, net income declined by 36.9% to €437 million. Corresponding earnings per share decreased to €0.78.

Cost offensive: 80% of total goal realized

We aim to achieve €300 million in cost reductions for fiscal 2003 as a whole. Measures implemented already secured some €70 million in cost savings in the first quarter alone. Initiated in 2000, the program focuses on our German electricity operations and envisions reducing annual costs by €2,555 million by the end of 2004. As of March 31, 2003, we had already realized €2,025 million of this target and thus achieved nearly 80% of the cost savings goal.

Cash flow statement—key figures

Operating cash flow generated in the first quarter of 2003 totaled €1,902 million. We thus eclipsed the previous year's figure by 2.5%. The significant improvement in our operating result—adjusted to exclude non-cash effects—contributed to this performance. A counteracting effect was felt from the fact that we reduced net current assets to a lesser extent than in the year-earlier period. Cash flows from investing activities increased by €2,945 million to €4,488 million above all as a result of the acquisition of American Water. Cash flows from financing activities amounted to €2,576 million compared with €1,696 million in the previous year's corresponding quarter. All in all, cash and cash equivalents totaled €2,167 million and were thus essentially unchanged from the beginning of the quarter. Free cash flow, which we define as operating cash flow minus capital expenditure on property, plant and equipment and intangible assets, totaled €972 million and was thus again nearly on par with the high year-earlier level.

Capital expenditure rises through acquisition of American Water

In the first quarter of 2003, capital spending totaled €5,671 million. The clear increase over the previous year is largely due to capital expenditure on financial assets, with the acquisition of the US-based water utility American Water having a major impact (+€4,535 million). Net of this acquisition, capital expenditure on financial assets would have dropped to a third of the previous year's level, or €206 million. Capital expenditure on property, plant and equipment amounted to €930 million. The 9.0% increase is principally due to the effects of consolidation from the inclusion of Innogy's investing activity, the Czech gas companies and American Water.

Capital expenditure € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
Electricity	523	663	- 21.1	3,142
Gas	80	253	- 68.4	5,365
Water	4,921	279	-	2,181
Environmental Services	21	108	- 80.6	695
Total core business	**5,545**	**1,303**	**+ 325.6**	**11,383**
Heidelberger Druckmaschinen	112	120	- 6.7	365
Total non-core business	**112**	**133***	**- 15.8**	**397***
Other activities	14	93	- 84.9	5,205
Total	**5,671**	**1,529**	**+ 270.9**	**16,985**
_Capital expenditure on property, plant and equipment	930	853	+ 9.0	4,095
_Capital expenditure on financial assets	4,741	676	+ 601.3	12,890

* Including RWE Dea's Downstream operations, which were divested as of July 1, 2002, and accounted for €13 million for Q1 of 2002 and for €32 million for the full year.

Personnel headcount grows 5% due to acquisitions

As of March 31, 2003, the RWE Group employed 138,116 people (full time equivalent). Our workforce expanded by 6,351 employees, or 4.8%, vis-à-vis December 31, 2002. Operational changes caused the labor force to shrink by a net 278 employees (-0.2%). Heidelberger Druckmaschinen implemented substantial job cuts (-359). First-time consolidations and deconsolidations added 6,629 employees. Primary drivers were the first-time consolidation of American Water (+5,788) and the first-time inclusion of the Polish-based power utility STOEN (+1,677).

Workforce*	As of 03/31/03	As of 12/31/02	+/- in %
Electricity	71,540	69,441	+ 3.0
Gas	9,074	9,176	- 1.1
Water	16,848	11,907	+ 41.5
Environmental Services	14,208	14,406	- 1.4
Total core business	**111,670**	**104,930**	**+ 6.4**
Non-core business (Heidelberger Druckmaschinen)	23,065	23,460	- 1.7
Other/holding	3,381	3,375	+ 0.2
Total	**138,116**	**131,765**	**+ 4.8**
_Germany	76,067	76,202	- 0.2
_Foreign	62,049	55,563	+ 11.7

* Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

Acquisition of American Water completed successfully

We concluded the acquisition of American Water Works on January 10, 2003—earlier than anticipated. The deal received approval from the company's shareholders, US antitrust authorities and all the regulatory authorities involved. Bill Alexander, President and CEO of Thames Water, was appointed chief executive of the US water utility, a position he fills concurrently to his existing duties. The company was renamed American Water and heads up RWE's entire water business in North and South America.

RWE places the first 30-year bond issued by a utility on the euro capital market

To finance the acquisition of American Water, we increased our existing debt issuance program from €15 billion to €20 billion. By the end of January, we had already privately placed a €750 million euro bond with a term of 30 years. The bond was extremely well received and was oversubscribed several times. It was the first 30-year issuance by a utility on the euro capital market.

Net debt

Net financial debt rose by €7.0 billion in the period being reviewed. It amounted to €22.5 billion as of March 31, 2003. However, taking into account the higher value of financial derivatives that we used to hedge our liabilities against currency and interest effects, net financial debt was about €1.1 billion lower. Both the financing of the €4.5 billion paid to purchase American Water and the assumption of the US water utility's liabilities contributed to the increase in debt. High operating cash flow of €1.9 billion and proceeds from asset disposals of €0.6 billion had a counteracting effect.

At the end of the first quarter, due to the seasonally-induced high EBITDA, the ratio of EBITDA to net interest was 9.0 and thus remained clearly above the lower limit of 5 defined by us and the value of 6 expected for the full year.

Stable credit rating

The world's two leading rating agencies confirm our good creditworthiness despite our most recent acquisitions. Standard & Poor's confirmed our "A+" rating on March 13, merely changing the outlook from "stable" to "negative." Moody's upheld our "A1" rating with a "negative outlook." Both agencies positively underscored the Group's solid portfolio, placing emphasis on the water business, our high liquidity and our current course for consolidation.

Outlook: Core businesses post double-digit growth in operating results

We anticipate being able to uphold the forecast on the Group's earning situation for the full year that we published in March together with the 2002 financial statements.

We will grow our **consolidated operating result** again in the current financial year. We expect to post a double-digit increase that will be achieved solely thanks to our core businesses. This will principally result from the first-time consolidation of American Water and the first-time full-year consolidation of Innogy and our Czech gas operations. Moreover, we anticipate a slight rise in earnings generated by our core businesses even without these consolidation effects. This will be based on the sustained upward trend in our German electricity business. Negative currency exchange effects will have a counteractive effect. Excluding American Water, which was not included in the Group's 2002 consolidated financial statements, and including Innogy and our Czech gas activities on a prorated basis for 2002, we expect our operating result to decline by some €200 million due to currency effects. If one included American Water, Innogy and the Czech gas business in the comparison to the previous year on a full-year basis, the currency effect would be in the order of magnitude of about -€300 million. Our budget is based on the assumption that the average rate of the euro to the US dollar and British pound will be 1:1.10 and 1:0.70, respectively. However, currency charges will largely be absorbed by the non-operating result and the financial results. Accordingly, when converted to euros, goodwill amortization will decrease, as will the interest expense, due to the fact that acquisition financing was conducted in US dollars and British pounds.

We expect the Electricity Business Area to increase its operating result by low double digits. This improvement in earnings will stem primarily from the full-year consolidation of Innogy, compared with seven months of consolidation in 2002. We anticipate our German electricity operations will continue their positive earnings trend, albeit only with moderate growth rates. Measures supporting this development will be the savings realized as part of our cost-cutting program and the slight increase of wholesale electricity prices. The aforementioned currency exchange effects relating to Innogy and CONSOL will depress earnings.

We also expect our Gas Business Area to post moderate double-digit earnings growth. Our Midstream/Downstream Division will record a substantial increase. Growth will be driven by the fact that, in 2003, we will include our Czech gas activities in our consolidated accounts on a full, twelve-month basis for the first time. However, this segment will improve its operating result even without this consolidation effect. This is principally due to the weather-induced rise in sales generated by our German business. According to our forecasts, the Upstream Division will close the fiscal year slightly down on the previous one. Lower oil prices may curtail the operating result in the current financial year. We secured some 50% of the annual production volume with forward contracts.

Operating results generated by the Water Business Area will post significant double-digit growth over the previous year, primarily owing to the first-time consolidation of American Water. As a result, this business will contribute about a quarter of the Group's operating result. But, as mentioned earlier, we are expecting negative currency effects. Furthermore, the regulated UK water business will draw higher capital expenditure, the lion's share of which we are likely to be able to compensate from the beginning of the next regulatory period in 2005 onwards. American Water currently has to contend with poor background

economic conditions as well as the increased cost of security and insurance services caused by the September 11 terrorist attacks.

The unfavorable economic conditions under which the Environmental Services Business Area has to operate will become even worse due to the introduction of the mandatory can deposit in Germany. We believe we will only partially be able to offset burdens through cost-cutting measures in the 2003 financial year. Therefore, this business area's operating result will fall just short of the previous year's level.

Our non-core businesses will see another decline in their earnings contribution. Heidelberger Druckmaschinen has to deal with a substantial drop in demand in the printing industry. Therefore, the company has stepped up the cost-reduction program launched in the fall of 2002. The initial €200 million annual savings target was increased by €80 million. Although the cost-cutting program will largely take effect in 2003, Heidelberg's earnings situation will deteriorate considerably during RWE's fiscal year. We expect the earnings contributed by our stake in HOCHTIEF, which is active in the construction industry, to be on par with the year-earlier level.

As explained in the commentary on the first quarter, the reconciliation to **net income** fully reflects the effects of our acquisitions for the first time. Non-operating results will be markedly down year-on-year due to the anticipated increase in goodwill amortization of approximately €1 billion and the decline in sales proceeds. The further release of nuclear energy provisions implemented to account for the reduction in nuclear waste disposal costs will have a counteracting effect. We expect an order of magnitude that at least matches the previous year's level (€963 million). Financial results will continue to drop. This decrease will principally stem from the cost of financing our major acquisitions and the redemption of debt assumed from the acquired companies. Currency effects will provide relief that will largely compensate the negative impact of currency exchange rates on our operating result. Based on the aforementioned planning measures, we expect our net income to experience a burden of €50 million or less at the end of the year. We will have another high tax rate, partially because we will not capitalize any deferred taxes for losses carried forward, as in 2002. In so doing, we are recognizing that we are unlikely to be able to offset a large portion of these tax loss carryforwards against domestic tax in the foreseeable future. We already commented on this in the 2002 annual report. All in all, net income after goodwill amortization will be lower than the €1,050 million achieved a year earlier. We anticipate a decline of between 25% and 30%. Excluding goodwill amortization, net income will roughly match the previous year's level.

Our **net debt**, which rose to €22.5 billion at the end of March 2003 owing to acquisitions, will increase even further over the course of the second quarter primarily due to a tax backpayment and the dividend payout. Our prognosis included a high of €25 billion and claimed that we would reduce our net debt to under €24 billion by the end of the year. Due to the weak dollar and pound, and based on the assumed exchange rates of US$1.10 and £0.70 to the euro, we expect net debt will total less than €23 billion at the end of the year.

Forward-looking statements

This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

Electricity Business Area

- Operating result up 50%
- 12% organic earnings growth thanks to successful German business

Key figures		Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
Electricity sales volume[1]	kWh million	79,995	63,891	+ 25.2	267,502
External net sales[1/2]	€ million	7,217	5,482	+ 31.6	23,797
_Electricity	€ million	5,016	3,503	+ 43.2	15,714
_Electricity trading	€ million	327	184	+ 77.7	869
EBITDA	€ million	1,290	873	+ 47.8	4,146
Operating result	€ million	919	611	+ 50.4	2,760
Capital expenditure	€ million	523	663	- 21.1	3,142

	03/31/03	12/31/02	+/- in %
Workforce[3]	71,540	69,441	+ 3.0

[1] Net, i.e. excluding the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Includes €273 million in direct electricity taxes (Q1 of the previous year: €230 million).
[3] Full time equivalent, according to the percentage of full-time employment.

In the first quarter of 2003, **German** power consumption was about 4% up on the previous year. This was mainly due to the fact that the weather was markedly cooler and that—despite the stagnant economy—the raw materials industry, which is very energy intensive, increased its production, with the chemicals sector leading the way. Wholesale prices paid for electricity rose again. Average one-year forward prices paid for power deliveries in 2004 (day's prices) were €24.89 per megawatt hour of base-load power from January to March and were thus 7.8% higher than the previous year's comparable figure. In the peak-load segment, average prices paid for such forward contracts were up 13.7% to €37.32. Prices paid for power deliveries to end customers rose accordingly. Electricity prices paid by industrial enterprises advanced by 5%. Household customers had to pay about 6% more on average. This was due to price developments on the wholesale market and the increase in the electricity tax that took effect on January 1, 2003, as well as the mounting levies charged to subsidize renewables-based energies.

In the **UK**, our second-largest electricity market, electricity consumption was virtually unchanged. The effects of the cooler weather and the economic slump on demand for electricity offset each other for the most part. Wholesale electricity prices appear to be on the road to recovery since then.

Our **electricity sales volume** was up 25.2% to 80.0 billion kWh, primarily as a result of the first-time inclusions of Innogy and the Polish electric utility STOEN. In the period under review, these companies had sales volumes of 16.3 billion kWh and 2.0 billion kWh, respectively.

External net sales generated by the Electricity Business Area rose 31.6% to €7.2 billion. This was principally due to the two aforementioned effects of consolidating Innogy (+€1,681 million) and STOEN (+€108 million). They were contrasted by declines in operating sales generated by our power trading activities and CONSOL. Due to production downtimes and low demand, our US subsidiary sold far less hard coal than in the previous year. In addition, CONSOL's contribution was negatively affected by currency exchange rates owing to the drop in the dollar.

Electricity Business Area Key figures by division	Total sales* January-March		External net sales* January-March		EBITDA January-March		Operating result January-March	
€ million	2003	2002	2003	2002	2003	2002	2003	2002
Power Generation	1,062	1,212	131	161	253	161	196	121
Lignite-Fired Power Generation and Mining	1,113	1,227	693	802	271	279	143	149
Trading	1,408	2,295	570	781	5	29	4	30
Net	1,197	1,107	560	387	177	208	130	160
Sales and Marketing	3,008	2,885	2,916	2,796	265	174	186	150
Industrial Services	645	540	593	489	13	- 8	2	- 21
UK Energy	1,681	-	1,681	-	276	-	237	-
Other/electricity consolidation	- 2,836	- 3,028	73	66	30	30	21	22
_Harpen	77	67	73	66	30	20	21	13
Total	**7,278**	**6,238**	**7,217**	**5,482**	**1,290**	**873**	**919**	**611**

* Net, i.e. excluding the trading of electricity procured from third parties; the previous year's figures have been adjusted.

The Electricity Business Area improved yet again. **EBITDA** was up 47.8% to €1,290 million, and **operating results** advanced 50.4% to €919 million. This was principally due to Innogy's inclusion. The period from January to March is typically the British utility's strongest quarter due to the weather. The operating result improved 11.6% even without Innogy, thanks to the sustained upward trend in our German electricity business. Once again, the key success factors were our cost-cutting program, higher wholesale prices and our sales policy, which is sharply focussed on returns. By contrast, CONSOL's earnings decreased by €29 million to €46 million despite an improvement in gas margins. This was principally due to the weak performance put in by the hard coal business and the unfavorable dollar-to-euro exchange rate.

We expect the Electricity Business Area to increase its operating result by low double digits for **fiscal 2003 as a whole**. This improvement will stem primarily from the full-year consolidation of Innogy, compared with seven months of consolidation in 2002. We anticipate our German electricity operations will continue their positive earnings trend, albeit only with moderate growth rates. Measures supporting this development will be the savings realized as part of our cost-cutting program and the slight increase of wholesale electricity prices. The aforementioned currency exchange effects relating to Innogy and CONSOL will depress earnings.

Gas Business Area

- Operating result jumps 88% year-on-year primarily due to consolidations
- Cold winter months spur gas sales

Key figures		Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
Production (Upstream)					
_Natural gas[1]	m^3 million	762	679	+ 12.2	2,382
_Petroleum	thousand m^3	1,416	1,260	+ 12.4	5,408
Natural gas sales (Midstream/Downstream)	kWh million	112,685	57,765	+ 95.1	220,258
External net sales	€ million	2,847	1,688	+ 68.7	5,666
EBITDA	€ million	660	357	+ 84.9	1,239
Operating result	*€ million*	555	295	+ 88.1	885
Capital expenditure	€ million	80	253	- 68.4	5,365

	03/31/03	12/31/02	+/- in %
Workforce[2]	9,074	9,176	- 1.1

[1] Including Norwegian production.
[2] Full time equivalent, according to the percentage of full-time employment.

Prices on the **world oil market** were very high in the first quarter of fiscal 2003. Average prices paid for a barrel of Brent crude amounted to $31.5, compared with $21.0 in the previous year's corresponding period. Price developments were characterized by speculation and nervousness in anticipation of the Iraq war. The situation was compounded by production downtimes caused by political instability in Venezuela and Nigeria. Contributing factors were the extremely low inventories in the US as well as long periods of cold weather in parts of Europe and the USA.

Natural gas consumption in Germany and the Czech Republic was up 14% due to cool weather conditions. **Prices** paid for gas on the German market, which track the development of oil prices with a six-month lag, recovered somewhat after recording lows in the middle of 2002. However, they were still 2.4% down on the level achieved in the first quarter of 2002 for deliveries made to municipal and regional utilities. Conversely, gas sales to industrial customers cost 10% more on average, because the window for making price adjustments has become smaller. Private and commercial customers paid about 2.5% more for gas. Prices in the Czech Republic were still some 10% down year-on-year.

Our Upstream Division stepped up its **gas production** by 12.2% to 762 million m^3. In Germany and Great Britain, production from existing oil fields was intensified due to the weather-induced increase in demand. In addition, we became more efficient in exploiting reserves in Egypt. **Natural gas sales volumes** generated by the Midstream/Downstream Division nearly doubled to 112.7 billion kWh. This was principally due to the first-time consolidation of our Czech gas operations as of May 1, 2002. Furthermore, Dutch-based Obragas was included in our consolidated accounts effective July 1, 2002. But sales volumes advanced significantly due to the weather, even without these two consolidation effects. Net of consolidations, they rose by 16.5%. RWE Dea's **petroleum production** increased by 12.4% to 1.4 million m^3 as a result of the expansion of production capacity in the German Mittelplate oilfield.

Gas Business Area Key figures by division	Total sales January-March		External net sales January-March		EBITDA January-March		Operating result January-March	
€ million	2003	2002	2003	2002	2003	2002	2003	2002
Midstream/Downstream	2,555	1,426	2,488	1,390	472	226	418	201
Gas in the Czech Republic[1]	724	-	713	-	185	-	154	-
Upstream	353[2]	341[2]	359	298	188	131	137	94
Total	**2,908**	**1,767**	**2,847**	**1,688**	**660**	**357**	**555**	**295**

[1] Included as of May 1, 2002.
[2] Including the consolidation of sales within the business area.

External net sales were boosted by 68.7% to €2,847 million in the Gas Business Area. We also posted a substantial gain in the Midstream/Downstream Division. Drivers were the first-time consolidation of our Czech gas business (+€713 million) and Obragas (+€121 million) as well as higher gas sales volumes, which were primarily spurred by the weather. Additionally, the increase of the natural gas tax had an effect on prices. The Upstream Division also recorded a clear rise in sales. The increase was caused by the high level of oil prices and the aforementioned oil and gas sales growth. The Gas Business Area also benefited from the non-recurrent effect of the transfer of our refinery and service-station business to the Shell & DEA Oil joint venture and the sale of these operations to Shell. Proceeds generated from the joint venture were stated as intra-group sales on a 50% basis until our exit as of July 1, 2002. Since then, they have been fully allocated to external net sales.

EBITDA was up 84.9% to €660 million, and **operating results** advanced 88.1% to €555 million. The Midstream/Downstream Division more than doubled its operating result. Key contributing factors were the inclusion of our Czech gas activities, which generated an operating result of €154 million in the first quarter. Moreover, the Czech gas business also records above-average earnings in the winter months. Net of consolidation effects, this business area would have closed the reporting period markedly up on the previous year (+27.8%) due to the weather-induced increase in sales volumes. The Upstream Division was able to improve its operating result significantly in its own right, posting 45.7% growth. Major drivers were improved margins owing to higher oil prices and the continuous expansion of our oil and gas production.

We anticipate a moderate double-digit rise in earnings for **fiscal 2003 as a whole**. Our Midstream/Downstream Division will record a substantial increase. Growth will be driven by the fact that, in 2003, we will include our Czech gas activities in our consolidated accounts on a full, twelve-month basis for the first time. However, the operating result generated by this segment will close the financial year up on the previous one even without this consolidation effect. This is principally due to the weather-induced rise in sales generated by our German business. According to our forecasts, the Upstream Division will close the fiscal year slightly down on the previous one. Lower oil prices may curtail the operating result in the current financial year. We secured some 50% of the annual production volume with forward contracts.

Water Business Area

- Operating result 17% up year-on-year
- American Water consolidated for the first time

Key figures € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
External net sales	1,036	698	+ 48.4	2,850
EBITDA	475	377	+ 26.0	1,457
Operating result	300	257	+ 16.7	963
Capital expenditure	4,921	279	-	2,181
	03/31/03	**12/31/02**	**+/- in %**	
Workforce*	16,848	11,907	+ 41.5	

* Full time equivalent, according to the percentage of full-time employment.

The **global water market** remained stable in the first quarter. Business in the water and wastewater services market harbors long-term growth potential due to the significant sums required to finance the modernization of network infrastructure. Privatization and outsourcing trends are still alive. However, competition for new contracts has picked up considerably—especially in large industrial nations.

Water Business Area Key figures by region € million	External net sales January-March 2003	 2002	EBITDA January-March 2003	 2002	Operating result January-March 2003	 2002
Great Britain and Ireland	455	503	256	281	156	195
_Regulated business	401	440	236	258	140	166
Americas	461	110	171	41	106	30
Europe, Middle East, Africa	93	62	46	45	38	25
Asia-Pacific	27	23	2	10	0	7
Total	**1,036**	**698**	**475**	**377**	**300**	**257**

At €1,036 million, **external net sales** were 48.4% higher than in the previous year. This was mainly due to the first-time consolidation of American Water, which took effect on January 1, 2003 (+€371 million). The Americas thus advanced to become our strongest sales region. We experienced a decline in sales in our UK business owing to currency exchange rates. Sales generated in Europe/Middle East/Africa climbed more than 50% through the inclusion of RWW Rheinisch-Westfälische Wasserwerksgesellschaft (+€23 million) and of the two Spanish water utilities PRIDESA and Ondagua (+€20 million).

EBITDA amounted to €475 million—up 26.0% on the previous year's level. The **operating result** rose 16.7% to €300 million, primarily due to the first-time consolidation of American Water. The company posted an operating result of €80 million. This figure was roughly on par with the level achieved a year earlier when American Water was still applying US GAAP. Due to seasonal effects, earnings generated from January to March were substantially lower than the quarterly average for the entire year. Less water is consumed in the winter months and maintenance costs are above average during this period as pipes rupture owing to the cold weather. Operating results recorded by the water business were burdened by a negative currency effect of €32 million compared with the previous year.

Operating results generated by the Water Business Area for **fiscal 2003 as a whole** will post significant double-digit growth over the previous year, primarily owing to the first-time consolidation of American Water. As a result, this business will contribute about a quarter of the Group's operating result. However, the negative currency effects mentioned earlier will depress earnings. Furthermore, the regulated UK water business will draw higher capital expenditure, the lion's share of which we are likely to be able to compensate from the beginning of the next regulatory period in 2005 onwards. American Water currently has to contend with poor background economic conditions as well as the increased cost of security and insurance services caused by the September 11 terrorist attacks.

Environmental Services Business Area

- Operating result down 29% on previous year
- Margins under considerable pressure due to fiercer competition

Key figures € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
External net sales	486	511	- 4.9	2,136
EBITDA	54	69	- 21.7	281
Operating result	20	28	- 28.6	98
Capital expenditure	21	108	- 80.6	695
	03/31/03	**12/31/02**	**+/- in %**	
Workforce*	14,208	14,406	- 1.4	

* Full time equivalent, according to the percentage of full-time employment.

Germany's waste disposal sector continued to suffer from the economy's persistent weakness. Pressure from competition in the residential and commercial waste business, which was already high, became even more severe. Risks associated with the recycling enterprise "Duales System Deutschland" (DSD) from the mandatory deposit on beverage packagings introduced on January 1, 2003, and from the new invitation to tender for DSD contracts for 2004 initiated in the middle of March. The price level in the secondary raw material sector was stable. This applies especially to the waste paper as well as the electronic and electric scrap markets.

At €486 million, **external net sales** were 4.9% lower than in the previous year. We experienced shortfalls primarily in the residential and commercial waste sectors. Furthermore, the volume of orders received in the cross-border waste and recycling business with the Benelux countries declined.

This business area's earnings situation worsened markedly despite the restructuring that was carried out as planned. Due to the aforementioned burdens, **EBITDA** dropped by 21.7% to €54 million. At €20 million, the **operating result** was 28.6% lower than a year earlier.

Conditions underlying our German waste disposal business are already unfavorable, and they will continue to deteriorate as a result of the introduction of the can deposit in Germany for **fiscal 2003 as a whole**. We believe we will only partially be able to offset burdens through cost-cutting measures in the 2003 financial year. Therefore, this business area's operating result will fall just short of the previous year's level.

Heidelberger Druckmaschinen

- Operating result down 78%
- Demand in the printing machine industry still at record low

Key figures € million	Jan-Mar 2003	Jan-Mar 2002	+/- in %	Full year 2002
External net sales	1,212	1,443	- 16.0	4,315
EBITDA	107	245	- 56.3	414
Operating result	39	176	- 77.8	158
Capital expenditure	112	120	- 6.7	365

	03/31/03	12/31/02	+/- in %
Workforce*	23,065	23,460	- 1.7

* Full time equivalent, according to the percentage of full-time employment.

The cyclical downturn in the printing industry carried over into the first quarter of 2003. Germany and the USA, both key markets for the Heidelberg Group, were characterized by substantial overcapacities and the ensuing lower investment by printing companies. Economic uncertainty in light of the war against Iraq also had a dampening effect.

This difficult situation is reflected in **orders received** by Heidelberg. Posting an aggregate volume of €917 million, order intake was 9.7% down year-on-year in the first quarter of 2003. By the end of the period under review, **orders on hand** had declined by 5.1% to €1,070 million.

Heidelberger Druckmaschinen recorded sales and earnings setbacks across the board. All in all, **external net sales** slipped 16.0% to €1,212 million. **EBITDA** was down 56.3% to €107 million. At €39 million, the **operating result** was less than a quarter the amount recorded in the corresponding period a year earlier. This was principally due to the substantial decline in earnings in the sheetfed business.

We expect demand for printing technology to remain extremely weak during **RWE's current fiscal year**. Therefore, Heidelberger Druckmaschinen stepped up the cost-reduction program launched in the fall of 2002. The initial €200 million annual savings target was increased by €80 million. Although the cost-cutting program should take effect in 2003 for the most part, Heidelberg's earning situation will deteriorate considerably in RWE's financial year.

Supervisory Board

Dr. h.c. Friedel Neuber
Chairman

Frank Bsirske*
Deputy Chairman

Dr. Paul Achleitner

Carl-Ludwig von Boehm-Bezing

Burkhard Drescher

Wilfried Eickenberg*

Ralf Hiltenkamp*

Heinz-Eberhard Holl

Berthold Huber*

Berthold Krell*

Dr. Gerhard Langemeyer

Josef Pitz*

Dr. Wolfgang Reiniger

Günter Reppien*

Bernhard von Rothkirch*

Dr. Manfred Schneider

Klaus-Dieter Südhofer*

Dr. Alfons Friedrich Titzrath

Prof. Karel Van Miert

Erwin Winkel*

* Employee representative.

Executive Board

Harry Roels (as of February 1, 2003)
Chairman

Dr. Dietmar Kuhnt (until February 28, 2003)
Chairman

Dr. Richard R. Klein (until March 13, 2003)

Dr. Gert Maichel

Manfred Remmel (until March 13, 2003)

Dr. Klaus Sturany

Jan Zilius

Consolidated income statement

€ million		Jan-Mar 2003	Jan-Mar 2002
Revenue[1]		**12,826**	**13,324**
Mineral oil tax/natural gas tax/electricity tax		- 333	- 1,495
Revenue (without mineral oil tax/natural gas tax/electricity tax)		**12,493**	**11,829**
Changes in finished goods and work in progress/other own work capitalized		- 53	108
Cost of materials[1]		- 7,097	- 7,056
Staff costs		- 1,916	- 1,845
Depreciation, amortization and impairment losses		- 1,072	- 791
Other operating result		- 572	- 1,230
Income from operating activities		**1,783**	**1,015**
Income from investments		4	599
Financial result		- 754	- 569
Income before tax		**1,033**	**1,045**
Taxes on income		- 500	- 182
Income after tax		**533**	**863**
Minority interest		- 96	- 170
Net income		**437**	**693**
Earnings per share[2]			
_Excl. goodwill amortization	€	1.21	1.45
_Incl. goodwill amortization	€	0.78	1.23

[1] The previous year's figure has been adjusted.
[2] Undiluted earnings per share are identical to diluted earnings per share.

Consolidated balance sheet

Assets € million	As of 03/31/03	As of 12/31/02
Non-current assets		
Intangible assets	20,905	18,518
Property, plant and equipment	39,853	33,779
Financial assets	7,119	9,280
	67,877	61,577
Current assets		
Inventories	3,106	3,505
Accounts receivable and other assets	17,182	16,371
Marketable securities	7,691	8,459
Cash and cash equivalents	2,167	2,143
	30,146	30,478
Deferred taxes	**7,725**	**7,593**
Prepaid expenses	**667**	**625**
	106,415	**100,273**

Equity and liabilities € million	As of 03/31/03	As of 12/31/02
Equity / minority interest		
Group interest	6,516	6,429
Minority interest	2,505	2,495
	9,021	8,924
Provisions	**40,807**	**40,187**
Liabilities	**45,601**	**41,140**
Deferred taxes	**7,242**	**6,566**
Deferred income	**3,744**	**3,456**
	106,415	**100,273**

Consolidated cash flow statement

€ million	Jan-Mar 2003	Jan-Mar 2002
Income after tax	**533**	**863**
Depreciation, amortization, impairment losses, write-backs	1,074	794
Changes in long-term provisions	- 111	446
Deferred taxes/non-cash expenses/income	142	- 581
Changes in net current assets/other	264	333
Cash flows from operating activities	**1,902**	**1,855**
Capital expenditure on tangible and financial assets	- 5,671	- 1,529
Proceeds from disposition of tangible and financial assets	621	920
Changes in marketable securities and cash investments	562	- 934
Cash flows from investing activities	**- 4,488**	**- 1,543**
Cash flows from financing activities	**2,576**	**1,696**
Currency translation	- 43	3
Changes in scope of consolidation and other changes	77	- 812
Net change in cash and cash equivalents	**24**	**1,199**
Cash and cash equivalents at beginning of year	2,143	3,842
Cash and cash equivalents at end of reporting period	**2,167**	**5,041**
Financial assets at beginning of year	14,387	18,127
Financial assets at end of reporting period	**11,944**	**18,824**
Gross financial debt at beginning of year	29,881	19,253
Gross financial debt at end of reporting period	**34,461**	**19,971**
Net financial debt at beginning of year	15,494	1,126
Net financial debt at end of reporting period	**22,517**	**1,147**

Changes in equity and minority interest

€ million	Group interest	Minority interest	Total
Balance as of 12/31/2001	7,730	3,399	11,129
Dividends paid	-	- 37	- 37
Other comprehensive income/other	- 469	- 942	- 1,411
Income after tax	693	170	863
Balance as of 03/31/2002	**7,954**	**2,590**	**10,544**
Balance as of 12/31/2002	6,429	2,495	8,924
Dividends paid	-	- 33	- 33
Other comprehensive income/other	- 350	- 53	- 403
Income after tax	437	96	533
Balance as of 03/31/2003	**6,516**	**2,505**	**9,021**

Notes

Accounting and valuation methods

The Interim Report for the Period Ended March 31, 2003 has been prepared in compliance with International Accounting Standards (IAS). The interpretations of the Standing Interpretations Committee (SIC) have been observed. For further information, please consult the Consolidated Financial Statements for the Period Ended December 31, 2002, which provide the basis for this Interim Report.

The interest rate for pension provisions, provisions for nu- clear waste disposal and provisions for mining is 5.5% as of January 1, 2003 (previous year: 6.0%).

Scope of consolidation

In addition to RWE AG, the Consolidated Financial Statements contain all domestic and foreign companies which RWE controls directly or indirectly. The US water company American Water and the Polish electric utility STOEN were consolidated for the first time. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

	03/31/03	12/31/02
Fully consolidated companies	780	724
Investments accounted for at equity	246	245

This Interim Report for the Period Ended March 31, 2003 is principally characterized by the first-time consolidation of American Water as of January 1, 2003. Our Czech gas activities and the British electric utility Innogy, which were consolidated for the first time effective May 1 and June 1, 2002, respectively, were thus not yet included in the previous year's corresponding quarter. By contrast, figures for the previous year's first quarter still disclose the Shell & DEA Oil joint venture's downstream business, which was sold as of July 1, 2002.

Revenue

Revenue from energy trading operations is stated only at realized gross margins. The previous year's figures have been adjusted accordingly.

Research and development costs

In the first quarter of 2003, research and development costs totaled €130 million.

Own shares

In the first quarter of 2003, RWE Group companies bought 11,255 common shares on the capital market at an average cost of €23.38 per individual share certificate. They account for €28,812.80 of the Corporation's share capital (0.02‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 5,465 common shares at an average price of €25.50 per individual share certificate within the scope of capital formation and 5,790 common shares at an average price of €1.16 on the occasion of service anniversaries. Aggregate proceeds amounted to €146,066.60 million. Differences to the purchase price were recorded with an effect on results.

As of December 31, 2002, 37,827 RWE common shares with an aggregate nominal value of €96,837.12 (0.07‰ of subscribed capital) were held for Thames Water employees by an affiliated company. This company is no longer affiliated.

Stock option plans

Contingent capital in the amount of €51,200,000.00 is available to offer subscription rights for common shares in the name of the bearer to members of the Executive Board as well as to other RWE AG executives and affiliated companies.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons up to the end of the day on March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be used for already existing common shares instead of young shares from contingent capital or that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

The stock options listed in the table below have been issued so far:

Stock options	Originally issued	Balance as of 12/31/02	Expired in 2003	Balance as of 03/31/03
1999 tranche	1,935,800	1,319,300	- 47,500	1,271,800
2000 tranche	4,336,500	2,983,000	- 105,500	2,877,500
2001 tranche	5,222,300	4,454,100	- 147,000	4,307,100
2001A tranche	5,262,300	4,818,500	- 108,500	4,710,000
Total	**16,756,900**	**13,574,900**	**-408,500**	**13,166,400**

Furthermore, other virtual stock option plans are offered to employees, executive board members and other executives of RWE AG and its affiliated companies in Germany and abroad, on which we reported separately in the financial statements for the period ended December 31, 2002.

Dividend proposal

We propose that RWE AG's distributable profit for fiscal 2002 be appropriated to pay a dividend per share of €1.10, which includes a bonus.

Earnings per share

Earnings per share are calculated as follows:

		Jan-Mar 2003	Jan-Mar 2002
Net income	€ million	437	693
Number of shares outstanding (weighted average)	thousands	562,404	562,405
Earnings per share	€	0.78	1.23
Earnings per share net of goodwill amortization	€	1.21	1.45

Contingent liabilities

Contingent liabilities principally relate to liabilities ensuing from guarantees. They have declined by €45 million since December 31, 2002. This decrease is due to UK Energy.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	**Jan-Mar 2003**	**Jan-Mar 2002**
Income from operating activities	**1,783**	**1,015**
+ Income from investments	4	599
- Non-operating result	- 35	- 297
Operating result	**1,752**	**1,317**

The reconciliation addresses the following points:

- Income from investments includes all costs and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- Income and costs that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result. Furthermore, the non-operating result includes goodwill amortization from capital consolidation. The non-operating result also contains the release of negative goodwill.
- RWE's share in the net income of the HOCHTIEF Group, which is accounted for using the equity method, is included in the operating result.

Reconciliation from EBITDA to the operating result € million	**Jan-Mar 2003**	**Jan-Mar 2002**
EBITDA	**2,547**	**1,883**
- Operating depreciation and amortization	- 769	- 669
EBIT	**1,778**	**1,214**
+ Operating result of investments	- 26	103
Operating result	**1,752**	**1,317**

Financial calendar 2003_2004

05/14/2003
Interim report for the first quarter of 2003

05/15/2003
Annual General Meeting

08/12/2003
Interim report for the first half of 2003
_Mid-year press conference
_Analyst conference

11/13/2003
Interim report for the first three quarters of 2003

01/06/2004
Preliminary report on fiscal 2003

02/26/2004
Annual report for fiscal 2003
_Balance sheet press conference
_Analyst conference

04/15/2004
Annual General Meeting

05/11/2004
Interim report for the first quarter of 2004

08/10/2004
Interim report for the first half of 2004
_Mid-year press conference
_Analyst conference

11/09/2004
Interim report for the first three quarters of 2004

RWE Aktiengesellschaft
Opernplatz 1_45128 Essen_Germany
Tel +49 (0)201.12-00_Fax +49 (0)201.12-15199
www.rwe.com

File No. 82-4018

RWE

Newspaper advertisement as of May 16, 2003

Dividend Notice

Notification that the Annual General Meeting of May 15, 2003 has decided to distribute a dividend of € 1 as well as a bonus of € 0.10 per ordinary and preference share.

File No. 82-4018

Was wäre **Erfolg,** wenn man ihn nicht **teilen** könnte.

RWE-AKTIONÄRE PROFITIEREN MIT € 1,00 DIVIDENDE PLUS € 0,10 BONUS PRO AKTIE.

ISIN DE 0007037129
DE 0007037145

Die ordentliche Hauptversammlung vom 15. Mai 2003 hat beschlossen, für das **Geschäftsjahr vom 1. Januar 2002 bis 31. Dezember 2002** eine Dividende von € 1,00 zuzüglich eines Bonus von € 0,10 je Stammaktie und je Vorzugsaktie auszuschütten.

Die Auszahlung der Dividende erfolgt durch die Deutsche Börse Clearing AG, Frankfurt am Main, **am 16. Mai 2003** über die Depotbanken unter Abzug von 20% Kapitalertragsteuer und 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer.

Der Abzug der Kapitalertragsteuer und des Solidaritätszuschlags entfällt bei solchen Aktionären, die ihrer Depotbank eine „Nicht-Veranlagungsbescheinigung" des für sie zuständigen Finanzamtes eingereicht haben. Das Gleiche gilt ganz oder teilweise für Aktionäre, die ihrer Depotbank einen „Freistellungsauftrag" eingereicht haben, soweit das in diesem Auftrag angeführte Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Essen, im Mai 2003

RWE Aktiengesellschaft
Der Vorstand

RWE
One Group.
Multi Utilities.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Hotline: 018 01 / 30 40 70
www.rwe.com

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act

On March 13, 2003, the Executive and Supervisory Boards issued a declaration of compliance pursuant to Sec. 161 of the German Stock Corporation Act, which contained an exception with respect to the remuneration of the Supervisory Board (Para 5.4.5, 1st Subpara, Sentence 3 of the German Corporate Governance Code). Following an amendment of the corresponding provision in the Articles of Incorporation based on the resolution of the Annual General Meeting on May 15, 2003, the aforementioned exception no longer applies. The Executive and Supervisory Boards therefore issue the following revised declaration, which will be made permanently available to the shareholders on the RWE Internet site (www.rwe.com/investor_relations/Aktie/Corporate_Governance):

"Since the issuance of the last declaration of compliance on March 13, 2003, RWE Aktiengesellschaft complied with the recommendations of the "German Government Corporate Governance Code Commission" announced by the Federal Ministry of Justice in the Official Part of the electronic Federal Gazette on November 26, 2002, with the exception that the chairmanship of and membership in committees of the Supervisory Board were generally not remunerated separately (Para 5.4.5, 1st Subpara, Sentence 3).

Following an amendment of the corresponding provision in the Articles of Incorporation this exception no longer applies. RWE Aktiengesellschaft, therefore, now complies fully with all recommendations of the German Corporate Governance Code in its version dated November 25, 2002."

Essen, June 2, 2003

RWE Aktiengesellschaft

On behalf of the Supervisory Board — On behalf of the Executive Board

(Dr. h.c. Friedel Neuber) — (Harry Roels) — (Jan Zilius)

RWE

Entsprechenserklärung

Vorstand und Aufsichtsrat haben am 13. März 2003 eine Entsprechenserklärung gemäß § 161 AktG abgegeben, die eine Einschränkung im Hinblick auf die Vergütung des Aufsichtsrats (Ziff. 5.4.5 Abs. 1 Satz 3 Deutscher Corporate Governance Kodex) enthielt. Die erklärte Abweichung ist nach Änderung der entsprechenden Satzungsbestimmung auf der Grundlage des Beschlusses der Hauptversammlung vom 15. Mai 2003 entfallen. Vorstand und Aufsichtsrat geben daher folgende aktualisierte Erklärung ab, die den Aktionären auf der RWE-Internetseite (www.rwe.com/investor_relations/Aktie/Corporate_Governance) dauerhaft zugänglich gemacht wird:

„Die RWE Aktiengesellschaft entsprach seit Abgabe der letzten Entsprechenserklärung am 13. März 2003 den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex", die vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers am 26. November 2002 bekannt gemacht worden sind, mit der Ausnahme, dass der Vorsitz und die Mitgliedschaft in Ausschüssen des Aufsichtsrats nicht generell gesondert vergütet wurden (Ziff. 5.4.5 Abs. 1 Satz 3).

Aufgrund der Änderung der entsprechenden Satzungsbestimmung ist diese Einschränkung entfallen. Daher entspricht die RWE Aktiengesellschaft nunmehr sämtlichen Empfehlungen des Deutschen Corporate Governance Kodex in der Fassung vom 26. November 2002."

Essen, 2. Juni 2003

RWE Aktiengesellschaft
Für den Aufsichtsrat

Für den Vorstand

File No. 82-4018

RWE

Publication in the Federal Gazette as of July 5, 2003

No. 122 – Page 10 612

Annual General Meeting Resolution of May 15, 2003, on the Appropriation of Distributable Profit

On May 15, 2003, the Annual General Meeting decided to appropriate €618,645,500.00 of the €618,721,946.24 in distributable profit for fiscal 2002 to pay a dividend of €1.00 as well as a bonus of €0.10 per share on the dividend-entitled capital stock of €1,439,756,800.00.

The €76,446.24 remaining after deducting the sum used for the dividend payment will be carried forward.

Bundesanzeiger
Sonnabend, 5. Juli 2003
Nummer 122 – Seite 10 612

Beschluss der Hauptversammlung

vom 15. Juni 2003 über die Verwendung des Bilanzgewinns

Die Hauptversammlung hat am 15. Mai 2003 beschlossen, aus dem Bilanzgewinn für das Geschäftsjahr 2002 in Höhe von 618 721 946,24 € eine Dividende von 1,00 € sowie eines Bonus von 0,10 € je Stückaktie auf das dividendenberechtigte Grundkapital von 1 439 756 800,00 € in Höhe von insgesamt 618 645 500,00 € auszuschütten.

Der nach Abzug des für die Ausschüttung benötigten Betrags verbleibende Restbetrag von 76 446,24 € wird auf neue Rechnung vorgetragen.

File No. 82-4018

Report on the first half of fiscal 2003

January through June



- Group operating result 35% up year-on-year
- Core business 46% up on previous year
- Net income 24% down on previous year, as anticipated
- Reduction in net debt to less than €20 billion planned
- New Group structure beginning October 1, 2003

RWE
One Group.
Multi Utilities.

At a glance

RWE Group		Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
External net sales	€ million	22,434	25,161	- 10.8	46,633
EBITDA	€ million	4,376	3,329	+ 31.5	7,241
Operating result	€ million	2,935	2,169	+ 35.3	4,504
Income before tax	€ million	1,540	1,176	+ 31.0	2,722
Net income	€ million	621	818	- 24.1	1,050
Earnings per share					
_Excl. goodwill amortization	€	1.96	1.90	+ 3.2	3.25
_Incl. goodwill amortization	€	1.10	1.45	- 24.1	1.87
Operating cash flow	€ million	2,712	2,408	+ 12.6	5,933
Capital expenditure	€ million	6,822	12,576	- 45.8	16,985
Free cash flow[1]	€ million	897	780	+ 15.0	1,838

		06/30/03	12/31/02	+/- in %
Net debt	€ million	22,319	15,494	+ 44.0
Workforce[2]		138,877	131,765	+ 5.4

[1] Operating cash flow minus capital expenditure on property, plant and equipment and intangible assets.
[2] Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

»Our core business continues to show successful development. This allows us to implement our new Group structure rapidly.«

Dear Shareholders,

We posted successful developments in the first half of fiscal 2003, although the year is proving to be another difficult one. The world economy is still not making any progress, and political decisions constantly raise new issues. Nevertheless, we are maintaining a stable course with electricity, gas and water. These products more than compensated for the earnings situation at Heidelberger Druckmaschinen and our Environmental Services Business Area, which is unfavorable for cyclical reasons. Our operating figures are exposed to currency effects, which are negative at present. However, they will largely be offset in our net income. Furthermore, the integration of our large-scale acquisitions is on schedule. We have thus set the stage for continued positive development over the course of the fiscal year.

What follows is a summary of the key facts and figures relating to the first half of the fiscal year.

- We boosted the Group's operating result by 35%. Our core businesses even managed to post a 46% rise—despite negative currency effects. This was predominantly due to the consolidation of acquired companies. Excluding this effect, we achieved 9% growth in our core businesses, thanks to our electricity and gas operations, which delivered strong earnings. Operating results in our non-core business were substantially down year-on-year, owing to the drop in demand experienced by Heidelberger Druckmaschinen.

- As apparent in the first quarter, net income reflects the expenditure on our large-scale acquisitions. It reflects the full impact of associated goodwill amortization and financing interest for the first time. Furthermore, the previous year's corresponding figure was extraordinarily high, owing to gains on disposals. Combined, these effects caused net income to see a moderate, 4% rise before goodwill amortization, whereas it declined by 24% after goodwill amortization.

- We have already surpassed our goal of reducing consolidated net debt to less than €24 billion by year-end, having decreased it to €22.3 billion as of June 30.

This provides us with a solid foundation on which to implement our new Group structure as of October 1. Details of the reorganization can be found elsewhere in this interim report. The new structure will allow us to reduce annual costs by an additional €300 million. More importantly, it will establish the prerequisites for rolling out our multi-utility strategy more effectively, as we benefit from integrated electric, gas and water companies organized regionally, giving us even more customer proximity.

Essen, August 2003

Harry Roels
President and CEO


RWE share performance
versus DAX
RWE common share
RWE preferred share
DAX 30
in %
120
100
80
60
12/31/2002
03/31/2003
06/30/2003
08/08/2003

Upward trend following steep dip in share price in Q1

Stock markets posted a significant recovery following a considerable erosion of share prices in the first quarter, despite the persistently unfavorable economic trend. By the middle of June, the **DAX 30** had risen by nearly 50% over the low for the year on March 12. All in all, Germany's lead index was up 11.3% to 3,221 points in the first half of 2003. The stock market's recovery is principally due to the stabilization of the political environment brought about by the early end of the Iraq war and the decline in oil prices. US and Eurozone note-issuing banks supported the stock markets' turnaround by lowering the prime rate to the lowest levels seen in the last few decades. Stock markets continued their upward trend after the end of the period under review. The DAX closed the month of July just under 3,500 points.

RWE's shares were able to recoup the loss in the share price recorded in the first quarter. At the end of June, common stock was up 6.4% to €26.29 compared with its quotation at the end of 2002. Including the dividend, this corresponds to a total return of 10.6%. Preferred stock recorded a slightly stronger surge, advancing 13.0% to €23.44 and posting a total return of 18.0%. RWE issues initially slipped somewhat on conclusion of the period being reviewed.

Core business boosts operating result by 46%

Economic slump persists

RWE's key markets displayed weak economic developments throughout the first half of 2003. The anticipated improvement in medium-term growth prospects following the end of the Iraq war failed to materialize. The US economy suffered from negative market indicators and a decline in industrial production. By consequence, economic output in that country merely recorded a marginal recovery. Great Britain only saw moderate growth after the economic dip at the beginning of the year as well. Euro markets became more entrenched in stagnation. Investment showed a continued downward trend. Exports also displayed weak developments. This was essentially due to the strength of the euro, especially over the US dollar and the British pound. In contrast, central Eastern Europe's economies were able to decouple themselves from the unfavorable economic trend. In those markets, growth maintained its dynamism thanks to robust domestic demand and considerable progress in productivity.

Real growth in the German economy hovered around zero in the first half of 2003. There is still no sign of improvement in the economic climate. Therefore, leading economic research institutes have forecast zero growth for the full year as well.

Core businesses lift sales by 36% principally thanks to consolidation effects

In the first half of fiscal 2003, the RWE Group generated €22.4 billion in external net sales. This figure was thus 10.8% down year-on-year. Our core businesses recorded 35.7% growth. This was primarily due to the following acquisitions:

- In the Electricity Business Area, we acquired the UK-based energy utility Innogy (+€2,802 million), which was consolidated for the first time as of June 1, 2002, but was not considered in the accounts for the corresponding year-earlier period, and we consolidated the Polish electricity provider STOEN for the first time effective January 1, 2003 (+€189 million).
- In the Gas Business Area, we consolidated our Czech gas activities as of May 1, 2002 (+€1,034 million), which, like Innogy, were not considered in the accounts for the first half of 2002, and Dutch-based Obragas effective July 1, 2002 (+€168 million).
- In the Water Business Area, we included the US water utility American Water in our consolidated accounts as of January 1, 2003 (+€735 million).

By contrast, our non-core business only managed to achieve a fifth of the sales recorded in the previous year's corresponding period. This was principally due to our exit from the Shell & DEA Oil joint venture effective July 1, 2002. In last year's corresponding period, our oil downstream business contributed €7,682 million to the Group's sales.

External net sales were unchanged when adjusted to exclude all consolidation effects. We posted a significant increase in operating revenue in the grid business, among other activities. This was partially a result of the fact that we passed on legally imposed burdens from the subsidization of renewable energies and combined heat and power generation. Moreover, we raised our grid fees in order to offset the higher expenditure on balancing power. Heidelberger Druckmaschinen suffered substantial losses due to the economic environment. The world's market leader in printing technology recorded an 18.4% decrease.

Furthermore, the Group's external net sales were adversely affected by negative currency exchange effects. Due to the weakness of the pound and the dollar, sales generated in these currencies were devalued once they were converted into euros. This mainly affected Thames Water, Innogy, American Water and CONSOL Energy. At Thames Water and CONSOL, both which were included in the Group's accounts for the first half of 2002, currency exchange effects diluted revenue by some €400 million. Translated into euros, CONSOL's sales were down 16.8%. By contrast, they were up 2.6% when denominated in US dollars. This was a result of the rise in prices and sales volumes in the gas business.

External net sales € million	Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
Electricity[1]	13,180	10,054	+ 31.1	23,797
Gas	4,228	2,550	+ 65.8	5,666
Water	2,070	1,404	+ 47.4	2,850
Environmental Services	973	1,058	- 8.0	2,136
Total core business	**20,451**	**15,066**	**+ 35.7**	**34,449**
Heidelberger Druckmaschinen	1,924	2,358	- 18.4	4,315
Total non-core business	**1,924**	**10,040**[2]	**- 80.8**	**11,997**[2]
Other activities	59	55	+ 7.3	187
Total	**22,434**	**25,161**	**- 10.8**	**46,633**
_Germany	11,804	18,342	- 35.6	28,003
_Foreign	10,630	6,819	+ 55.9	18,630

[1] Net, i.e. only including the margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €7,682 million in 2002.

The portion of consolidated external net sales generated outside of Germany climbed from 27.1% to 47.4%, owing to acquisitions.

EBITDA and operating results post clear double-digit growth over the previous year due to consolidation effects

Although our non-core business posted an operating loss, RWE was able to continue the positive earnings trend from the first quarter. This was due to the significant growth recorded by our electricity and gas operations.

EBITDA jumped 31.5% to €4,376 million. Our core businesses posted a 38.8% gain, whereas our non-core business achieved less than a quarter of the year-earlier figure. Net of the consolidation effects of the acquisition of Innogy, the Czech gas business and American Water, Group EBITDA was essentially unchanged. Currency translation effects at Thames Water and CONSOL Energy had a negative impact on earnings to the tune of €123 million. Excluding the currency and consolidation effects, EBITDA would have risen by 4.5%.

EBITDA € million	Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
Electricity	2,331	1,737	+ 34.2	4,146
Gas	945	530	+ 78.3	1,239
Water	954	718	+ 32.9	1,457
Environmental Services	108	140	- 22.9	281
Total core business	**4,338**	**3,125**	**+ 38.8**	**7,123**
Heidelberger Druckmaschinen	78	300	- 74.0	414
Total non-core business	**78**	**352**[*]	**- 77.8**	**466**[*]
Other/holding/consolidation	- 40	- 148	+ 73.0	- 348
Total	**4,376**	**3,329**	**+ 31.5**	**7,241**

[*] Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €52 million in 2002.

Operating result € million	**Jan-Jun** **2003**	**Jan-Jun** **2002**	**+/- in %**	**Full year** **2002**
Electricity	1,708	1,162	+ 47.0	2,760
Gas	753	442	+ 70.4	885
Water	614	476	+ 29.0	963
Environmental Services	45	61	- 26.2	98
Total core business	**3,120**	**2,141**	**+ 45.7**	**4,706**
Heidelberger Druckmaschinen	- 49	179	- 127.4	158
HOCHTIEF (at equity)	- 5	50	- 110.0	28
Total non-core business	**- 54**	**223***	**- 124.2**	**180***
Other / holding / consolidation	- 131	- 195	+ 32.8	- 382
Total	**2,935**	**2,169**	**+ 35.3**	**4,504**

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for -€6 million in 2002.

Our operating result rose 35.3% to €2,935 million. Core businesses posted 45.7% growth especially as a result of our large-scale acquisitions. Innogy, our Czech gas activities and American Water contributed €389 million, €231 million and €160 million to the consolidated operating result, respectively. But even without these first-time consolidations, our core businesses would have closed the period 9.3% up year-on-year. This was due to our strong electricity and gas operations. By contrast, our Environmental Services Business Area saw its operating result decline. This decrease was caused by the cyclical downturn and the much more severe competitive pressure in the residential and commercial waste sectors. It also reflects the unfavorable euro-to-dollar and -pound exchange rates. These negative currency effects diluted earnings generated by Thames Water and CONSOL Energy by a total of €73 million. Net of these currency effects and our major acquisitions, our core businesses would have closed the first half 12.7% up on the year-earlier level.

Our non-core business recorded a steep decline in its operating result to -€54 million. This decrease was mainly a result of the cyclical downturn on Heidelberger Druckmaschinen's market. The company closed the period under review with an operating result of -€49 million, €228 million down on the previous year's corresponding period. HOCHTIEF, the construction subsidiary we consolidate at equity on the basis of its prorated net income, also produced a loss. However, at -€5 million, this loss was not substantial. This was partially due to the devaluation of securities held in a special fund. Furthermore in 2003, HOCHTIEF stopped capitalizing deferred taxes on loss carryforwards since it is unlikely that the loss carryforwards will be used in the next few years. As expected, the construction group's operating result displayed positive development.

Net of consolidation effects, the Group's operating result was roughly on par with the previous year's level. It rose by 2.7% excluding the currency exchange effects at Thames Water and CONSOL Energy. For a detailed commentary on the earnings trend by business area, please turn to pages 13 to 20.

Reconciliation to net income € million		**Jan-Jun 2003**	**Jan-Jun 2002**	**+/- in %**	**Full year 2002**
Operating result		2,935	2,169	+ 35.3	4,504
+ Non-operating result		76	162	- 53.1	850
_Goodwill amortization		- 484	- 248	- 95.2	- 780
+ Financial result		- 1,471	- 1,155	- 27.4	- 2,632
Income before tax		1,540	1,176	+ 31.0	2,722
- Taxes on income		- 816	- 127	- 542.5	- 1,367
Income after tax		724	1,049	- 31.0	1,355
- Minority interest		- 103	- 231	+ 55.4	- 305
Net income					
_Incl. goodwill amortization		621	818	- 24.1	1,050
_Excl. goodwill amortization		1,105	1,066	+ 3.7	1,830
Earnings per share					
_Incl. goodwill amortization	€	1.10	1.45	- 24.1	1.87
_Excl. goodwill amortization	€	1.96	1.90	+ 3.2	3.25
Tax rate					
_Incl. goodwill amortization	%	53	11	+ 381.8	50
_Excl. goodwill amortization	%	40	9	+ 344.4	39

Net income reflects acquisition costs and Heidelberg's earnings slump

The reconciliation to net income reflects the planned expenditure on our strong external growth. Now that American Water has been fully consolidated as of January 1, 2003, the consolidated financial statements include all large-scale acquisitions along with associated goodwill amortization and interest. Heidelberg's cyclically-induced earnings slump as well as the associated restructuring expense are a substantial burden. Furthermore, net income for the first half of 2002 was extraordinarily high due to tax-free gains on disposals.

The non-operating result declined by €86 million to €76 million. This decrease was mainly caused by the following developments: We received high proceeds from disposals in the previous year, but gains made in the reporting period were not of the same order of magnitude. Moreover, goodwill amortization was nearly twice as high, rising to €484 million. In addition, we had already accrued €84 million in restructuring provisions for Heidelberg in the first quarter. The non-operating result was positively influenced by the release of €655 million in nuclear energy provisions, which was higher than before. This was largely due to the fact that we lowered the annual cost escalation rate used to determine future expenditure on nuclear waste disposal in line with actual price trends.

Financial results were down 27.4% to -€1,471 million. This was principally due to the acquisition-induced rise in the interest expense. Income before tax was clearly up on the previous year's level at €1,540 million. This increase reflected the rise in our operating result. In contrast, income after tax declined by 31.0% since the tax rate increased from 11% to 53%. The previous year's corresponding figure benefited from high tax-exempt gains on disposals. Moreover, as explained in the 2002 financial statements, we no longer capitalize deferred taxes on loss carryforwards, because it is unlikely that we will be able to offset a large part of these loss carryforwards

with taxable profits in the next few years. The rise in goodwill amortization also contributed to the increase in the tax rate, since it causes pretax income to decrease, but does not reduce taxes. Minority interests declined by 55.4%. This was caused by the negative earnings contributed by Heidelberg.

At €1,105 million, net income before goodwill amortization was 3.7% up on the previous year. This results in earnings per share of €1.96. Including goodwill amortization, net income declined by 24.1% to €621 million, or €1.10 per share.

Cost-cutting program: €2.1 billion already saved
We aim to achieve €300 million in cost reductions for fiscal 2003 as a whole. Measures implemented already secured some €160 million in cost savings in the first two quarters alone. Initiated in 2000, the program focuses on our German electricity operations and envisions reducing annual costs by a total of €2,555 million by the end of 2004. As of June 30, 2003, we had already realized about 83% of this target, slashing costs by €2.1 billion.

Capital expenditure considerably down on the previous year, which was high due to acquisitions
In the first half of 2003, capital spending totaled €6,822 million. This was 46% less than the level we achieved in 2002. The decrease was a result of the substantial decline in capital expenditure on financial assets. The previous year's figure reflected the acquisition of the Czech gas business and Innogy, the UK energy utility. In 2003, capital expenditure on financial assets was nearly exclusively earmarked for the acquisition of American Water (+€4,535 million). Net of our major acquisitions, it would have declined from €2,123 million to €472 million. Capital expenditure on property, plant and equipment rose by 11.5% to €1,815 million. This increase is principally due to the effects of consolidation from the inclusion of the investing activities of Innogy, the Czech gas companies and American Water. Our lignite-fired power generation and mining activities recorded a steep drop. In the previous year, RWE Rheinbraun had invested significant sums in our first lignite-fired power station with optimized plant technology in Niederaußem.

Capital expenditure € million	**Jan-Jun 2003**	**Jan-Jun 2002**	**+/- in %**	**Full year 2002**
Electricity	1,002	1,133	- 11.6	3,142
Gas	342	4,907	- 93.0	5,365
Water	5,243	809	+ 548.1	2,181
Environmental Services	40	587	- 93.2	695
Total core business	**6,627**	**7,436**	**- 10.9**	**11,383**
Heidelberger Druckmaschinen	166	198	- 16.2	365
Total non-core business	**166**	**230***	**- 27.8**	**397***
Other, holding	29	4,910	- 99.4	5,205
Total	**6,822**	**12,576**	**- 45.8**	**16,985**
_Capital expenditure on property, plant and equipment	1,815	1,628	+ 11.5	4,095
_Capital expenditure on financial assets	5,007	10,948	- 54.3	12,890

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €32 million in 2002.

Workforce*	As of 06/30/03	As of 12/31/02	+/- in %
Electricity	71,718	69,441	+ 3.3
Gas	8,937	9,176	- 2.6
Water	18,183	11,907	+ 52.7
Environmental Services	13,709	14,406	- 4.8
Total core business	**112,547**	**104,930**	**+ 7.3**
Non-core business (Heidelberger Druckmaschinen)	22,989	23,460	- 2.0
Other/holding	3,341	3,375	- 1.0
Total	**138,877**	**131,765**	**+ 5.4**
_Germany	75,343	76,202	- 1.1
_Foreign	63,534	55,563	+ 14.3

* Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

Cash flow statement—key figures

Operating cash flow in the first half of 2003 increased by 12.6% to €2,712 million. This was primarily due to the fact that we reduced net current assets to a lesser extent than in the year-earlier period. Cash flows from investing activities dropped from €12,545 million to €5,056 million. The previous year's high figure results from the acquisition of Innogy and the Czech gas business. This was contrasted by the acquisition of American Water in the period under review. Cash flows from financing activities amounted to €2,090 million, partially through the placement of corporate bonds. The previous year's figure was more than four times as high due to our acquisition financing. As of June 30, 2003, cash and cash equivalents totaled €1,928 million. This was €215 million less than at the beginning of the year. Free cash flow amounted to €897 million, recording a 15.0% increase year-on-year. This figure is calculated by subtracting capital expenditure on property, plant and equipment as well as intangible assets from operating cash flow.

Personnel headcount grows 5% due to acquisitions

As of June 30, 2003, the RWE Group employed 138,877 people (full time equivalent), 75,343, or 54.3% of which worked in Germany. Our workforce thus expanded by 7,112 employees, or 5.4% vis-à-vis December 31, 2002. First-time consolidations and deconsolidations added a net 8,130 staff members. Primary drivers were the first-time consolidation of American Water (+6,303) and the first-time inclusion of the Polish-based electric utility STOEN (+1,664). Net of consolidation effects, operating personnel decreased by 1,018 people (-0.8%), 934 of which worked in Germany. Heidelberger Druckmaschinen implemented substantial job cuts (-851).

Reducing net debt: Target for the full 2003 fiscal year already surpassed

As of June 30, 2003, our net financial debt amounted to €22.3 billion. It rose by €6.8 billion from the end of 2002. This was principally due to the €4.5 billion we used to finance the acquisition of American Water. Furthermore, we assumed the US water utility's net liabilities. Our payout amounted to €0.7 billion, €619 million of which were distributed among our shareholders. High cash flows and proceeds from asset disposals contributed to the decrease in debt. The weakness of the US dollar and British pound compared to the euro led to a €1.2 billion decline in net debt. This does not include the positive performance of financial derivatives which we used to hedge currency exchange and interest rate effects (market value as of June 30: €1.2 billion).

Our net debt reduction program envisions lowering our net debt to less than €24 billion by the end of 2003. We have already clearly surpassed this target with €22.3 billion in net debt at present. We would have achieved this even excluding the currency effects that had a positive impact on our net debt position. The ratio of EBITDA to net interest, which is a key indicator in controlling our debt, was 8.4 in the reporting period. We expect it to be above 6.5 for the full year and are thus clearly above the lower limit of 5 that we set.

New Group structure beginning October 1, 2003
We presented our Group reorganization scheme to the public on June 26, 2003. The restructuring aims to implement our multi-utility strategy via the regional integration of our German electricity, gas and water businesses. To this end, RWE Plus, RWE Gas and RWE Net are to be grouped and placed under a new management company called "RWE Energy" (over €18 billion in external net sales and approx. 42,000 employees). Another goal is to place our entire Continental European power plant portfolio and lignite-fired power generation operations under a new company called "RWE Power" (some €10 billion in revenue and about 26,000 employees). We will reduce the number of operating companies from 13 to seven. Innogy will continue to act as the operating company for the UK energy business. Thames Water will retain responsibility for RWE's water activities. Cooperation between Innogy and Thames Water will be expanded via the shared service center, which has already been set up. RWE Trading will function as the Group's interface to the energy trading market and double as a hub for all of the commodities traded by the Group (electricity, gas, coal and oil). This role will be strengthened through the incorporation of Innogy's energy trading business into RWE Trading. RWE Umwelt will oversee the Group's entire range of environmental services. RWE Systems will continue to provide services for Group-wide tasks especially in the fields of IT, purchasing and real estate.

Once the reorganization has been completed, we will be able to tap into an additional cost savings potential of €300 million per annum, which is to be fully realized by 2006. We will shed about 1,000 positions in overhead functions via socially acceptable redundancy schemes by 2005. The new Group structure is scheduled to be in place as of October 1, 2003.

We are currently in negotiations with the municipal shareholders of RWE Gas, who have to approve the decisions regarding the integration of our subsidiary. Therefore, we expect that we will not be able to integrate the gas operations until after October 1. However, we will implement all of the transaction's other steps. This involves merging RWE Power and RWE Rheinbraun as well as establishing RWE Energy and the new northern and central regional companies, excluding the gas activities for the time being. The two regional companies will start doing business as RWE Rhein-Ruhr with headquarters in Essen (central region) and RWE Westfalen-Weser-Ems with headquarters in Dortmund (northern region). Furthermore, RWE Dea and Harpen will be placed under the management lead of the new RWE Power, while RWE Energy will be put in charge of RWE Solutions. RWE Gas and its investments will be coordinated by RWE Energy from October 1 onwards. RWE Energy's structure is flexible enough to allow for the organizational integration of our gas business later on. We will be able to start implementing 90% of the envisioned synergy-related measures immediately, despite the delay in the gas sector.

RWE now has full ownership of Thyssengas
In May 2003, RWE Gas acquired Shell Petroleum N.V.'s 25% stake in Thyssengas. This gives RWE 100% ownership of the long-distance gas company, which has been consolidated since 2002. Now that we have full access to Thyssengas' gas imports and diversified gas procurement portfolio, we will be able to strengthen the Group's vertically integrated gas activities. This will provide us with additional synergies in areas including grid management, purchasing and administration.

Sale of 40% stake in Stadtwerke Leipzig
In July of 2003, the Council of the City of Leipzig approved the acquisition of our 40% shareholding in Stadtwerke Leipzig GmbH. It was purchased by LW Leipziger Versorgungs- und Verkehrsgesellschaft mbH, a subsidiary of the city of Leipzig, which already owns 60% of the municipal utility. Proceeds from the sale amounted to €199 million. The decision to make this disposal was based on the fact that the two shareholders had divergent strategic interests and that RWE only had limited influence on the company's operations.

Possible sale of investment in CONSOL Energy under consideration
On June 2, 2003, we informed the SEC that we are considering the full or partial sale of our majority stake in the US hard coal producer CONSOL Energy. This information was furnished in compliance with the statutory requirements of 13 D filings in the US. The decision-making process was initiated once we changed our US strategy. In the future, we will focus on the water business in this market.

Innogy bonds exchanged for RWE bonds
In May, RWE submitted an offer to convert five of the six outstanding Innogy bonds into RWE bonds. The offer consisted of four tranches with a total volume of £1.1 billion and a tranche in the amount of €500 million. We issued three new Sterling bonds for a total of £1.25 billion as well as one euro bond of €500 million within the scope of the swap. Its high acceptance allowed us to remove the Innogy tranches from the market completely, with the exception of a bond with a term to maturity that expires in 2006. A €500 million bond, which will come due in October 2004, was excluded from the offer. The goal of the swap was to centralize financing at the holding company and optimize our term profile.

€1.2 billion euro bond successfully placed
To improve our financing structure even further, we placed a €1.2 billion euro bond with a term of 15 years on the market in July. The issue was conducted as part of our debt issuance program. It met with strong demand and was oversubscribed several times. The aim was to redeem the short-term capital market liabilities that we had taken on within the scope of the acquisition of American Water.

Fuel cells: Market position strengthened via joint venture with MTU
RWE and MTU will conduct their fuel cell activities jointly going forward. RWE Fuel Cells acquired a 25.1% stake in MTU CFC Solutions GmbH, a subsidiary previously wholly owned by MTU Friedrichshafen, with retroactive effect as of January 1, 2003. The joint venture's goal is to capture a leading market position in the field of high-temperature fuel cells. MTU CFC Solutions plans to start series production of fuel cell facilities in 2006.

Outlook: Core businesses to post double-digit growth in operating results
Our current forecast largely supports the outlook we issued for the full year in our interim report on the first quarter on May 14.

We will grow our **consolidated operating result** again in the current financial year. We expect to post a low double-digit increase that will be achieved solely thanks to our core businesses. Earnings growth will principally result from the first-time consolidation of American Water and the first-time full consolidation of Innogy and our Czech gas operations. Excluding these one-off effects, the Group's operating result is likely to be slightly below the previous year's level owing to the continued deterioration of our non-core business. By contrast, we expect our core businesses to grow earnings even net of consolidation effects. Without the aforementioned negative currency exchange effects, our core businesses would post a much higher gain. This rise is due to the positive earnings situation in our electricity and gas businesses. Without the US water utility American Water, which had not yet been consolidated in 2002, and including Innogy and the Czech gas business pro-rata temporis, we expect our operating result to be reduced by some €200 million

compared with the previous year. However, if American Water, Innogy and the Czech gas activities were considered on a full-year basis, the currency effect would probably amount to about -€300 million. Our forecast is based on the assumption that the average rate of the euro to the US dollar and British pound will be 1:1.15 and 1:0.70, respectively. However, currency charges will largely be offset in the non-operating result and the financial results. As a result, there will be a drop in goodwill amortization, once it has been converted into euros. Furthermore, our interest expense will decrease due to the fact that acquisition financing was conducted in US dollars and British pounds.

For the time being, we will comment on the earnings trend displayed by our business areas on the basis of the Group's current structure. We will report using the new structure for the first time in our 2003 annual report.

We expect the **Electricity** Business Area to increase its operating result by a low double-digit percentage. This is primarily due to the first-time full-year inclusion of Innogy. We anticipate our German electricity operations will continue their positive earnings trend, albeit only with moderate growth rates. Measures supporting this development will be the savings realized as part of our cost-cutting program and price increases on the wholesale market. The aforementioned currency exchange effects relating to Innogy and CONSOL will have a counteracting effect.

We also expect our **Gas** Business Area to post moderate double-digit earnings growth. We will record a substantial gain in the Midstream / Downstream Division. This will be principally due to the first-time full-year inclusion of the Czech gas business in our consolidated accounts. However, this segment would close the financial year up on the previous one even without this one-off effect. This is due to the fact that our German gas operations will increase sales volumes due to the weather. We expect our Upstream Division to close the fiscal year slightly down on the high level recorded in the previous year. Major reasons for this forecast are unfavorable currency exchange rates, which, however, are contrasted by the positive effect on income from the increase in crude oil prices and volumes.

Operating results generated by the **Water** Business Area will post significant double-digit growth over the previous year, primarily owing to the first-time consolidation of American Water. As a result, this business will contribute about a quarter of the Group's operating result. But, as mentioned earlier, we are expecting negative currency effects. Furthermore, the regulated UK water business will draw higher capital expenditure, the lion's share of which we are likely to be able to compensate from the beginning of the next regulatory period in 2005 onwards. American Water currently has to contend with poor background economic conditions as well as the increased cost of security and insurance services caused by the September 11 terrorist attacks. Moreover, we still have to cope with the delay in rate changes required in order to obtain approval for the acquisition. Therefore, we expect earnings to pick up considerably in 2004.

The **Environmental Services** Business Area continues to be characterized by the extremely unfavorable economic conditions under which it has to operate. The residential and commercial waste sectors are still marked by fierce competition. This situation is compounded by the burdens imposed by the introduction of the beverage can deposit. Despite far-reaching cost-cutting measures, our environmental business will close 2003 with a significant drop in its operating result compared with the previous year.

Our **non-core businesses** will see another decline in their earnings contribution. We expect them to post a double-digit operating loss. We do not anticipate Heidelberg's order intake to make a noteworthy recovery since the printing sector is still suffering from weak demand. The Heidelberg Group has already made substantial progress in implementing its cost-cutting program, which envisions saving an annual €280 million over the medium term. Although the

measures should take effect in 2003, the company will post its first negative operating result for RWE's fiscal year. We expect earnings generated by HOCHTIEF, our investment in the construction sector, to be slightly lower, although they will still make a positive contribution. This is primarily due to the fact that HOCHTIEF will probably have to adjust the valuation of the securities it holds in a special fund. However, as expected, operations are showing a positive business trend.

The impact the large-scale acquisitions had on the interest expense and goodwill amortization had a considerable effect on the reconciliation to **net income**. Therefore, the non-operating result will be substantially down on the previous year (€850 million). This decrease is primarily due to the steep decline in gains on disposals. Furthermore, goodwill amortization will rise in 2003 to just under €1 billion, as planned. In addition, the reorganization of the RWE Group led to a one-off charge of €250 million, of which €150 million are earmarked for additional staff costs. However, this exceptional effect is offset by increased book gains. The increase in the amount of nuclear energy provisions released has a positive effect. Some €1.2 billion in nuclear energy provisions will be released, as compared with €963 million a year earlier.

We currently expect financial results to fall short of the previous year's level. This decrease will principally stem from the cost of financing our major acquisitions and the redemption of debt assumed from the acquired companies. Income before tax is expected to fall shy of the level achieved in the previous year. We will have a high tax rate, as in 2002. This stems from the lower level of tax-exempt sales of investments and the increase in goodwill amortization. Furthermore, we stopped capitalizing deferred taxes on loss carryforwards. In sum, net income after goodwill amortization will be between 25% and 30% lower than in the previous year (€1,050 million). Excluding goodwill amortization, it will roughly match the previous year's level. We will fully offset the new one-off costs associated with the reorganization of the Group. As previously mentioned, the weakness of the dollar and pound will have much less effect on net income than on the operating result. We expect this to result in a small burden on net income.

Our **net debt reduction** program envisions lowering our net debt to less than €24 billion by the end of 2003. We have already clearly surpassed this target with €22.3 billion in net debt as of June 30. In light of this development, we have reduced our debt target for 2005 from €22 billion to less than €20 billion. The new goal is based on the exchange ratios valid as of June 30 ($1.14 / € and £0.69 / €). It includes the divestments we made in our core businesses, but it does not include the disposals made in the non-core business.

Forward-looking statements
This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

Electricity Business Area

- Operating result 47% up year-on-year
- Electricity prices continue to show positive development

Key figures		Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
Electricity sales volume[1]	kWh million	148,073	119,853	+ 23.5	267,502
External net sales[2]	€ million	13,180	10,054	+ 31.1	23,797
_Electricity	€ million	9,109	6,472	+ 40.7	15,714
_Electricity trading	€ million	567	274	+ 106.9	869
EBITDA	€ million	2,331	1,737	+ 34.2	4,146
Operating result	€ million	1,708	1,162	+ 47.0	2,760
Capital expenditure	€ million	1,002	1,133	- 11.6	3,142
		06/30/03	**12/31/02**	**+/- in %**	
Workforce[3]		71,718	69,441	+ 3.3	

[1] Net, i.e. excluding the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Includes €510 million in direct electricity taxes (previous year: €373 million); only includes margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[3] Full time equivalent, according to the percentage of full-time employment.

Power consumption on RWE's key electricity markets was marked by the cold winter and the stable industrial trend in central Eastern Europe. Demand for electricity in Germany was up 2%. This was mainly due to the cold weather in the first quarter and the fact that the raw materials industry, which is very energy-intensive, increased production over the previous year's low level. In the UK, demand rose by 0.5% and industrial power consumption declined for cyclical reasons. Hungary and Poland recorded 1.5% and 5% growth, respectively.

Weather conditions, which were predominantly hot and dry, had a strong impact on **electricity prices** in Continental Europe in the second quarter. Water shortage led to a decline in hydroelectric power generation especially in Italy and the Alps. In addition, the significant rise in water temperatures hampered the operation of thermal power stations. Ensuing capacity bottlenecks were compounded by power plant downtimes. At the same time, the increased use of air conditioning systems caused demand to rise. The combination of these factors occasionally led to substantial increases in wholesale prices on Europe's spot markets. In addition, capacity bottlenecks accelerated the price hikes on the German futures market. By consequence in June, the average one-year forward price paid for power deliveries in 2004 was €27.31 per megawatt hour of base-load power and €42.91 per megawatt hour of peak-load power. The mean forward price in the first half was €25.61 / MWh and €38.83 / MWh, respectively, which corresponds to a 10% and 17% rise over the previous year's corresponding figures, respectively. Electricity prices paid by households in the period under review were some 5% higher than a year ago. Besides the increase in wholesale prices, this was primarily due to the electricity tax hike that became effective on January 1, 2003. Prices paid by industrial customers advanced by more than 10% since wholesale prices had a stronger impact and the electricity tax allowance rate rose.

UK wholesale prices continued the moderate recovery observed since the middle of 2002. In the reporting period, the one-year forward price was £17.65 (€25.58) per megawatt hour of base-load power—up 3% year-on-year. It increased by 11% to £22.85 (€33.12) for peak-load power. By contrast, prices paid for power deliveries to end customers were determined by 2002 forward prices. Industrial customers paid some 3% less than a year ago. Forward prices were essentially unchanged in the household customer segment.

Electricity Business Area Key figures by division	Total sales[1] January-June		External net sales[1] January-June		EBITDA January-June		Operating result January-June	
€ million	2003	2002	2003	2002	2003	2002	2003	2002
Power Generation	1,905	2,210	245	316	467	374	383	280
Lignite-Fired Power Generation and Mining	2,222	2,378	1,370	1,555	531	573	275	295
Trading	2,651	3,438	1,048	1,227	14	41	13	41
Net	2,517	1,992	1,116	720	406	399	310	310
Sales and Marketing	5,459	5,296	5,258	5,102	365	326	307	252
Industrial Services	1,342	1,152	1,216	1,021	33	23	8	- 2
UK Energy[2]	2,818	-	2,802	-	461	-	389	-
Other/electricity consolidation	- 5,574	- 6,014	125	113	54	1	23	- 14
Harpen	132	121	125	113	51	40	33	25
Total	**13,340**	**10,452**	**13,180**	**10,054**	**2,331**	**1,737**	**1,708**	**1,162**

[1] Net, i.e. only including the margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Innogy was consolidated as of June 1, 2002; included in the Group's accounts from Q3 2002 onwards.

Our **electricity sales volume** was up 23.5% to 148.1 billion kWh, mainly due to the first-time consolidations of Innogy and STOEN, which sold 29.9 billion kWh and 3.6 billion kWh in the period under review.

External net sales were boosted by 31.1% to €13.2 billion in the Electricity Business Area. Innogy and STOEN generated €2,802 million and €189 million in sales, respectively. Net of these consolidation effects, external net sales would only have posted a slight rise. Substantial gains were recorded in areas including the Net Division and were predominantly due to the fact that we passed on legal burdens from the subsidization of renewable energies and combined heat and power generation. Moreover, we raised our grid fees in order to offset the higher expenditure on balancing power. Revenue produced by our US subsidiary CONSOL Energy was 16.8% down in euros year-on-year. By contrast, it was up 2.6% when denominated in US dollars, despite the decline in the amount of hard coal sold. CONSOL Energy benefited from price increases and a slight rise in volumes in the gas business.

EBITDA was up 34.2% to €2,331 million. Our **operating result** advanced even more remarkably, growing by 47.0% to €1,708 million. This discrepancy is partially due to the fact that income from investments was up and that depreciation and amortization rose to a lesser extent. Innogy's first-time consolidation was the main reason for this. In terms of its earnings contribution, the UK energy utility's depreciation and amortization are low in comparison. Innogy's inclusion in our consolidated accounts was also the main driver behind the Electricity Business Area's improved earnings situation. However, we increased the operating result by 13.5% even without this consolidation effect, thanks again to the continued upward trend displayed by our German electricity operations. As before, this was due to our cost-cutting program, the rise in German wholesale electricity prices, and our exclusively return-oriented sales policy. By contrast, CONSOL Energy saw its operating result decline by €23 million to €123 million. This reflects the aforementioned currency exchange effect. When denominated in dollars, CONSOL's earnings posted a slight improvement. Earnings growth in the gas business more than compensated for the decline in production and margins in the hard coal business.

Gas Business Area

- Operating result jumps 70%
- Upstream and Midstream / Downstream Divisions each post 18% organic growth in operating result

Key figures		Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
Production (Upstream)					
_Natural gas	m³ million	1,231	1,201	+ 2.5	2,382
_*Petroleum*	*thousand m³*	2,864	2,588	+ 10.7	5,408
Natural gas sales (Midstream / Downstream)	kWh million	157,153	88,488	+ 77.6	220,258
External net sales	€ million	4,228	2,550	+ 65.8	5,666
EBITDA	€ million	945	530	+ 78.3	1,239
Operating result	€ million	753	442	+ 70.4	885
Capital expenditure	€ million	342	4,907	- 93.0	5,365
		06/30/03	**12/31/02**	**+/- in %**	
Workforce*		8,937	9,176	- 2.6	

* Full time equivalent, according to the percentage of full-time employment.

Prices on **the world oil market** were high throughout the first half of 2003. Average prices paid for a barrel of Brent crude amounted to $28.78, compared with $23.22 in the previous year's corresponding period. Price developments in the first quarter were characterized by speculation and nervousness in anticipation of the Iraq war. In addition, key consumer countries experienced cool weather and low inventories. Oil prices declined considerably just before the eruption of the Iraq war. At $26 in the second quarter, they were still far above the ten-year average. This was due to the volume limits imposed by OPEC, persistently low inventories, and the slow pickup of Iraq's oil production.

Natural gas consumption on RWE's two key markets, Germany and the Czech Republic, was up 10% and 11%, respectively, owing to the cold weather in the first quarter. **Prices** paid for gas on the German market, which track the development of crude oil prices with a six-month lag, reflected the rise in oil prices at the end of 2002. They were 4.3% up on the level achieved in the first half of 2002 for deliveries made to municipal and regional utilities. Gas sales to industrial customers cost 16% more since the price-adjustment deadlines were moved up, while those paid by private and commercial customers were up 20%. The 58% natural gas tax hike that became effective on January 1, 2003 had an impact on this. Prices on the Czech market rose recently, but they were still 12% below the previous year's level on average.

Our Upstream Division stepped up its **gas production** by 2.5% to 1,231 million m³. Substantial gains were recorded especially in our Egyptian production. In the UK, we boosted production from our existing gas fields in order to meet the increased demand. Volumes produced in Germany were roughly on par with the year-earlier level. **Natural gas sales volumes** generated by the Midstream / Downstream Division climbed 77.6% to 157.2 billion kWh. This was principally due to the effect of the consolidation of the Czech gas business as of May 1, 2002 (+56.8 billion kWh) and Dutch-based Obragas effective July 1, 2002 (+4.5 billion kWh). In addition, operating volume was up (+7.4 billion kWh), primarily due to the cool weather in the first quarter.
At 2.9 million m³, RWE Dea's **petroleum production** was 10.7% up year-on-year, mainly as a result of the expansion of production capacity in the German Mittelplate oil field in the North Sea.

Gas Business Area Key figures by division	Total sales January-June		External net sales January-June		EBITDA January-June		Operating result January-June	
€ million	2003	2002	2003	2002	2003	2002	2003	2002
Midstream / Downstream	3,688	2,075	3,590	2,026	604	260	515	240
_Gas in the Czech Republic[1]	1,055	-	1,034	-	287	-	231	-
Upstream	632[2]	732[2]	638	524	341	270	238	202
Total	**4,320**	**2,807**	**4,228**	**2,550**	**945**	**530**	**753**	**442**

[1] Consolidated as of May 1, 2002; included in the report from Q3 of 2002 onwards.
[2] Including the consolidation of sales within the business area.

External net sales generated by the Gas Business Area rose 65.8% to €4,228 million. The Midstream/Downstream Division posted strong growth, recording a 77.2% jump. This was principally because we included the Czech gas business (€1,034 million) and Obragas (€168 million) in our consolidated accounts. This business area achieved 17.8% in operating growth. Here an impact was felt from the weather-induced rise in gas sales volumes and price effects stemming from the increase in the natural gas tax. The Upstream Division improved its external net sales by 21.8%. This increase was driven by higher prices and production in the oil and gas businesses. The Gas Business Area also benefited from the non-recurrent effect of the transfer of our refinery and service-station business to the Shell & DEA Oil joint venture and the sale of these operations to Shell. In line with our 50% stake, we included half of the sales attributable to Shell & DEA Oil in external net sales until we divested this investment on July 1, 2002. Since then, they have been fully allocated to external net sales.

EBITDA was up 78.3% to €945 million, and **operating results** advanced 70.4% to €753 million. The Midstream/Downstream Division recorded a strong uptick, more than doubling its operating result. This was primarily due to the acquisition of the Czech gas business, which contributed €231 million in earnings in the first half of the year. These activities had not yet been considered in the report on the first half of 2002. The Gas Business Area boosted earnings by 18% even without taking the consolidation effects into account. This was principally due to the weather-induced increase in sales volumes in the first quarter. Our Upstream Division improved its operating result over the high level achieved in the previous year. This 17.8% rise was driven by the increase in margins stemming from higher oil and gas prices and the expansion of our production activity.

Water Business Area

- Operating result 29% up year-on-year due to the inclusion of American Water
- Charges incurred due to currency effects

Key figures € million	Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
External net sales	2,070	1,404	+ 47.4	2,850
EBITDA	954	718	+ 32.9	1,457
Operating result	614	476	+ 29.0	963
Capital expenditure	5,243	809	+ 548.1	2,181
	06/30/03	**12/31/02**	**+/- in %**	
Workforce*	18,183	11,907	+ 52.7	

* Full time equivalent, according to the percentage of full-time employment.

The **global water market** remained stable in the first half of the year. Business in the water and wastewater services market harbors long-term growth potential due to the significant sums required to improve water quality. Privatization and outsourcing trends are still alive. However, competition for new contracts has picked up considerably—especially in large industrial nations.

Water Business Area Key figures by region	External net sales January-June		EBITDA January-June		Operating result January-June	
€ million	2003	2002	2003	2002	2003	2002
Great Britain and Ireland	912	998	517	543	329	365
_Regulated business	804	869	464	501	276	323
Americas	913	203	345	73	214	52
Europe, Middle East, Africa	186	146	85	89	69	51
Asia-Pacific	59	57	7	13	2	8
Total	**2,070**	**1,404**	**954**	**718**	**614**	**476**

External net sales were boosted by 47.4% to €2,070 million in the Water Business Area. This was mainly due to the first-time consolidation of American Water, which took effect on January 1, 2003. Our US water utility contributed €735 million to the Group's revenue. Consolidation effects arose from the inclusion of RWW Rheinisch-Westfälische Wasserwerksgesellschaft (+€20 million) and our Spanish water companies PRIDESA and Ondagua (combined +€44 million). The UK business saw a decline due to currency effects. The unfavorable euro-to-pound exchange rate diluted Thames Water's sales by some €160 million. Net of currency exchange and consolidation effects, the Water Business Area would have increased revenue by 2.9%.

EBITDA advanced by 32.9% to €954 million, and **operating results** were up 29.0% to €614 million. This was primarily due to the first-time consolidation of American Water. Our US water utility generated an operating result of €160 million, which, when denominated in US dollars, was slightly down due to unfavorable weather conditions compared with the previous year, during which the company was still applying US GAAP. The earnings situation was depressed above all due to the maintenance costs incurred following a cold winter and sales shortfalls caused by above-average precipitation. Furthermore, the operating result generated by our water business was adversely affected by currency effects that had an impact of -€45 million at Thames Water when compared with the same period in the previous year. Net of first-time consolidations and currency exchange effects, the Water Business Area's operating result was slightly up year-on-year. Additional expenditure associated with infrastructure investments that were agreed on with the UK regulator were more than offset by improvements in the non-regulated UK business and in the international business.

Environmental Services Business Area

- Operating result down 26%
- Extreme competitive pressure persists

Key figures € million	**Jan-Jun 2003**	**Jan-Jun 2002**	**+/- in %**	**Full year 2002**
External net sales	973	1,058	- 8.0	2,136
EBITDA	108	140	- 22.9	281
Operating result	45	61	- 26.2	98
Capital expenditure	40	587	- 93.2	695

	06/30/03	**12/31/02**	**+/- in %**
Workforce*	13,709	14,406	- 4.8

* Full time equivalent, according to the percentage of full-time employment.

Germany's waste disposal sector had to deal with extremely difficult conditions in the period under review. The continuing economic slump and ever-fiercer competition in the residential and commercial waste sectors hampered business. In addition, sales volume generated through contracts with the recycling enterprise "Duales System Deutschland" (DSD) was down as a result of the introduction of a mandatory deposit on beverage containers as of January 1, 2003.

External net sales were down by 8.0% to €973 million in the Environmental Services Business Area. This was mainly due to the cyclically-induced decline in prices and volumes.

Negative market trends also made a clear mark on earnings. **EBITDA** declined by 22.9% to €108 million, and **operating results** fell by 26.2% to €45 million. We managed to absorb the operating burdens with progress made in implementing realignment and cost-cutting measures initiated in 2002. We intend to save €50 million in annual costs from 2005 onwards.

Heidelberger Druckmaschinen

- Negative operating result
- Sectoral trend still at rock-bottom

Key figures € million	Jan-Jun 2003	Jan-Jun 2002	+/- in %	Full year 2002
External net sales	1,924	2,358	- 18.4	4,315
EBITDA	78	300	- 74.0	414
Operating result	- 49	179	- 127.4	158
Capital expenditure	166	198	- 16.2	365

	06/30/03	12/31/02	+/- in %
Workforce*	22,989	23,460	- 2.0

* Full time equivalent, according to the percentage of full-time employment.

Extremely poor demand in virtually all regions, with the key markets in the US and Germany leading the way, determined the **situation in the printing machine industry. Orders received** by the Heidelberg Group continued to drop as a result of the difficult sectoral trend. However, the 20.7% decrease to €1,675 million is also due to the fact that the previous year's corresponding figure was marked by strong order intake at the IPEX specialist trade show. As of June 30, 2003, **orders on hand** totaled €1,008 million, down 20.5% on the year-earlier level.

External net sales were down 18.4% to €1,924 million. Heidelberg suffered a significant shortfall in its legacy sheetfed business, which is normally rather stable. At €78 million, **EBITDA** was down 74.0% year-on-year. The **operating result** dropped to -€49 million despite the costs saved through the efficiency-enhancement program that was launched in the fall of 2002 (previous year: €179 million).

Supervisory Board

Dr. h.c. Friedel Neuber
Chairman

Frank Bsirske*
Deputy Chairman

Dr. Paul Achleitner

Carl-Ludwig von Boehm-Bezing

Burkhard Drescher

Wilfried Eickenberg*

Ralf Hiltenkamp*

Heinz-Eberhard Holl

Berthold Huber*

Berthold Krell*

Dr. Dietmar Kuhnt (as of May 15, 2003)

Dr. Gerhard Langemeyer

Josef Pitz*

Dr. Wolfgang Reiniger

Günter Reppien*

Bernhard von Rothkirch*

Dr. Manfred Schneider

Klaus-Dieter Südhofer*

Dr. Alfons Friedrich Titzrath (until May 15, 2003)

Prof. Karel Van Miert

Erwin Winkel*

* Employee representative.

Executive Board

Harry Roels (as of February 1, 2003)
Chairman

Dr. Dietmar Kuhnt (until February 28, 2003)
Chairman

Dr. Richard R. Klein (until March 13, 2003)

Dr. Gert Maichel

Manfred Remmel (until March 13, 2003)

Dr. Klaus Sturany

Jan Zilius

Consolidated income statement

€ million		Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Revenue[1]		**9,608**	**11,837**	**22,434**	**25,161**
_Discontinuing operations		-	4,211	-	7,682
Mineral oil tax / natural gas tax / electricity tax		- 244	- 1,233	- 577	- 2,728
_Discontinuing operations		-	- 1,084	-	- 2,341
Revenue (without mineral oil tax / natural gas tax / electricity tax)		**9,364**	**10,604**	**21,857**	**22,433**
Changes in finished goods and work in progress / other own work capitalized		190	306	137	414
Cost of materials[1]		- 4,611	- 6,528	- 11,708	- 13,584
Staff costs		- 1,938	- 1,837	- 3,854	- 3,682
Depreciation, amortization and impairment losses		- 1,067	- 811	- 2,139	- 1,602
Other operating result		- 819	- 1,122	- 1,391	- 2,352
Income from operating activities		**1,119**	**612**	**2,902**	**1,627**
Income from investments		105	105	109	704
Financial result		- 717	- 586	- 1,471	- 1,155
Income before tax		**507**	**131**	**1,540**	**1,176**
Taxes on income		- 316	55	- 816	- 127
Income after tax		**191**	**186**	**724**	**1,049**
Minority interest		- 7	- 61	- 103	- 231
Net income		**184**	**125**	**621**	**818**
_Discontinuing operations		-	- 26	-	- 67
Earnings per share[2]					
_Excl. goodwill amortization	€	0.75	0.45	1.96	1.90
_Discontinuing operations	€	-	- 0.03	-	- 0.10
_Incl. goodwill amortization	€	0.32	0.22	1.10	1.45
_Discontinuing operations	€	-	- 0.05	-	- 0.12

[1] The previous year's figures have been adjusted.
[2] Undiluted earnings per share are identical to diluted earnings per share.

Consolidated balance sheet

Assets € million	As of 06/30/03	As of 12/31/02
Non-current assets		
Intangible assets	20,423	18,518
Property, plant and equipment	39,236	33,779
Financial assets	6,919	9,280
	66,578	**61,577**
Current assets		
Inventories	3,289	3,505
Accounts receivable and other assets	17,223	16,371
Marketable securities	7,569	8,459
Cash and cash equivalents	1,928	2,143
	30,009	**30,478**
Deferred taxes	7,526	7,593
Prepaid expenses	710	625
	104,823	**100,273**

Equity and liabilities € million	As of 06/30/03	As of 12/31/02
Equity / minority interest		
Group interest	6,483	6,429
Minority interest	2,289	2,495
	8,772	**8,924**
Provisions	**39,797**	**40,187**
Liabilities	**44,670**	**41,140**
Deferred taxes	**7,231**	**6,566**
Deferred income	**4,353**	**3,456**
	104,823	**100,273**

Consolidated cash flow statement

€ million	Jan-Jun 2003	Jan-Jun 2002
Income after tax	724	1,049
Depreciation, amortization, impairment losses, write-backs	2,144	1,758
Changes in long-term provisions	- 566	476
Deferred taxes / non-cash expenses / income	437	- 592
Changes in net current assets / other	- 27	- 283
Cash flows from operating activities	**2,712**	**2,408**
_Discontinuing operations	-	300
Capital expenditure on tangible and financial assets	- 6,822	- 12,576
Proceeds from disposition of tangible and financial assets	696	1,223
Changes in marketable securities and cash investments	1,070	- 1,192
Cash flows from investing activities	**- 5,056**	**- 12,545**
_Discontinuing operations	-	- 318
Cash flows from financing activities	**2,090**	**8,873**
_Discontinuing operations	-	- 42
Currency translation	- 50	- 57
Changes in scope of consolidation and other changes	89	- 801
Net change in cash and cash equivalents	**- 215**	**- 2,122**
Cash and cash equivalents at beginning of year	2,143	3,842
Cash and cash equivalents at end of reporting period	**1,928**	**1,720**
Financial assets at beginning of year	14,387	18,127
Financial assets at end of reporting period	**11,584**	**15,382**
Gross financial debt at beginning of year	29,881	19,253
Gross financial debt at end of reporting period	**33,903**	**27,105**
Net financial debt at beginning of year	15,494	1,126
Net financial debt at end of reporting period	**22,319**	**11,723**

Changes in equity and minority interest

€ million	Group interest	Minority interest	Total
Balance as of 12/31/2001	7,730	3,399	11,129
Dividends paid	- 562	- 131	- 693
Other comprehensive income / other	- 919	- 876	- 1,795
Income after tax	818	231	1,049
Balance as of 06/30/2002	**7,067**	**2,623**	**9,690**
Balance as of 12/31/2002	6,429	2,495	8,924
Dividends paid	- 619	- 95	- 714
Other comprehensive income / other	52	- 214	- 162
Income after tax	621	103	724
Balance as of 06/30/2003	**6,483**	**2,289**	**8,772**

Notes

Accounting and valuation methods

The Interim Report for the Period Ended June 30, 2003 has been prepared in compliance with International Accounting Standards (IAS). The interpretations of the Standing Interpretations Committee (SIC) have been observed. For further information, please consult the Consolidated Financial Statements for the Period Ended December 31, 2002, which provide the basis for this Interim Report.

This Interim Report was prepared using the accounting and valuation methods applied in the Consolidated Financial Statements for Fiscal 2002.

The interest rate for pension provisions, provisions for nuclear waste disposal and provisions for mining is 5.5% as of January 1, 2003 (previous year: 6.0%).

Scope of consolidation

In addition to RWE AG, the Consolidated Financial Statements contain all domestic and foreign companies which RWE controls directly or indirectly. The US water company American Water and the Polish electric utility STOEN were consolidated as of January 1, 2003. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

	06/30/03	12/31/02
Fully consolidated companies	767	724
Investments accounted for at equity	246	245

This Interim Report for the Period Ended June 30, 2003 is principally characterized by the first-time consolidation of American Water. Our Czech gas activities and the British electric utility Innogy, which were consolidated for the first time effective May 1 and June 1, 2002, respectively, were not yet included in the previous year's corresponding quarter. By contrast, figures for the first half of 2002 still disclose the Shell & DEA Oil joint venture's downstream business, which was sold as of July 1, 2002. All results and activities pertaining to the divested downstream business are stated under "discontinuing operations."

Revenue

Revenue from energy trading operations is stated only at realized gross margins. The previous year's figures have been adjusted accordingly.

Research and development costs

In the first half of 2003, research and development costs totaled €219 million.

Own shares

In the first half of 2003, RWE Group companies bought 17,355 common shares on the capital market at an average cost of €23.83 per individual share certificate. They account for €44,428.80 of the Corporation's share capital (0.03‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 5,465 common shares at an average price of €25.50 per individual share certificate within the scope of capital formation and 11,890 common shares at an average price of €2.73 on the occasion of service anniversaries. Aggregate proceeds amounted to €171,799.68 million. Differences to the purchase price were recorded with an effect on results.

As of December 31, 2002, 37,827 RWE common shares with an aggregate nominal value of €96,837.12 (0.07‰ of subscribed capital) were held for Thames Water employees by an affiliated company. This company ceased to be affiliated with RWE as of June 30, 2003.

Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights for common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and affiliated companies.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons up to the end of the day on March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be used for already existing common shares instead of young shares from contingent capital or that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

The stock options listed in the table below have been issued so far:

Stock options	Originally issued	Balance as of 12/31/02	Expired in 2003	Balance as of 06/30/03
1999 tranche	1,935,800	1,319,300	- 55,000	1,264,300
2000 tranche	4,336,500	2,983,000	- 147,500	2,835,500
2001 tranche	5,222,300	4,454,100	- 184,500	4,269,600
2001A tranche	5,262,300	4,818,500	- 146,000	4,672,500
Total	**16,756,900**	**13,574,900**	**- 533,000**	**13,041,900**

Furthermore, other virtual stock option plans are offered to employees, executive board members and other executives of RWE AG and its affiliated companies in Germany and abroad, on which we reported separately in the financial statements for the period ended December 31, 2002.

Dividend payout

For RWE AG's fiscal 2002, a dividend of €1.10 per share was paid, which included a bonus.

Earnings per share

Earnings per share are calculated as follows:

		Jan-Jun 2003	Jan-Jun 2002
Net income	€ million	621	818
Number of shares outstanding (weighted average)	thousands	562,404	562,405
Earnings per share	€	1.10	1.45
Earnings per share net of goodwill amortization	€	1.96	1.90

Contingent liabilities

Contingent liabilities principally relate to liabilities from guarantees. They have declined by €58 million since December 31, 2002. This decrease primarily relates to UK Energy.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	**Jan-Jun 2003**	**Jan-Jun 2002**
Income from operating activities	**2,902**	**1,627**
+ Income from investments	109	704
- Non-operating result	- 76	- 162
Operating result	**2,935**	**2,169**

The reconciliation addresses the following points:

- Income from investments includes all costs and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- Income and costs that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result. Furthermore, the non-operating result includes goodwill amortization from capital consolidation. The non-operating result also contains the release of negative goodwill.
- RWE's share in the net income of the HOCHTIEF Group, which is accounted for using the equity method, is included in the operating result.

Reconciliation from EBITDA to the operating result € million	**Jan-Jun 2003**	**Jan-Jun 2002**
EBITDA	4,376	3,329
- Operating depreciation and amortization	- 1,549	- 1,354
EBIT	2,827	1,975
+ Operating result of investments	108	194
Operating result	**2,935**	**2,169**

Financial calendar 2003_2004

08/12/2003
Interim report for the first half of 2003
_Mid-year press conference
_Analyst conference*

11/13/2003
Interim report for the first three quarters of 2003 and conference call*

01/06/2004
Preliminary report on fiscal 2003

02/26/2004
Annual report for fiscal 2003
_Balance sheet press conference
_Analyst conference*

04/15/2004
Annual General Meeting*

04/16/2004
Ex-dividend date

05/11/2004
Interim report for the first quarter of 2004 and conference call*

08/10/2004
Interim report for the first half of 2004
_Mid-year press conference
_Analyst conference*

11/09/2004
Interim report for the first three quarters of 2004 and conference call*

* These events will be broadcast live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our Web site for at least three months.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

RWE Aktiengesellschaft
Opernplatz 1_45128 Essen_Germany
Tel +49 (0)201.12-00_Fax +49 (0)201.12-15199
www.rwe.com

Shareholder hotline:
Tel +49 (0)1801.304070

File No. 82-4018

RWE

January through September

Report on the first three quarters of fiscal 2003

- Group operating result 25% up year-on-year
- Core businesses post 33% growth in operating results
- Net income down 19% due to acquisitions
- Net debt reduced to €18.8 billion
- New Group structure in place since October 1

At a glance

RWE Group		Jan–Sep 2003	Jan–Sep 2002	+/– in %	Jan–Dec 2002
External revenue	€ million	31,935	35,353	– 9.7	46,633
EBITDA	€ million	6,191	5,115	+ 21.0	7,241
Operating result	€ million	3,965	3,183	+ 24.6	4,504
Income before tax	€ million	1,858	1,275	+ 45.7	2,722
Net income					
Excl. goodwill amortization	€ million	1,459	1,445	+ 1.0	1,830
Incl. goodwill amortization	€ million	732	906	– 19.2	1,050
Earnings per share					
Excl. goodwill amortization	€	2.59	2.57	+ 0.8	3.25
Incl. goodwill amortization	€	1.30	1.61	– 19.3	1.87
Cash flows from operating activities	€ million	3,976	4,044	– 1.7	5,933
Capital expenditure	€ million	8,132	14,884	– 45.4	16,985
Free cash flow[1]	€ million	1,011	1,364	– 25.9	1,838

		09/30/03	12/31/02	+/– in %
Net debt	€ million	18,837	15,494	+ 21.6
Workforce	FTE[2]	136,858	131,765	+ 3.9

[1] Cash flows from operating activities minus capital expenditure on property, plant and equipment and intangible assets.
[2] Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

»In addition to taking us closer to our customers, the new Group structure brings us a step closer to our goal of capitalizing on all synergies between electricity, gas and water.«

Dear Shareholders,

Although it is not yet reflected in our share price, we actively developed our businesses during the first three quarters of this year. This is demonstrated by improvements in our key figures. Our stable core business in the fields of electricity, gas and water more than offset the difficult earnings situation experienced by Heidelberger Druckmaschinen and the environmental services business caused by the macroeconomic situation. Further evidence comes courtesy of our new Group structure. We reduced the number of operating companies in the RWE organization from 13 to seven and tightly intermeshed our German electricity, gas and water operations under our new regional companies right on schedule on October 1. This will enable us to achieve further cost reductions. More importantly, it allows us to increase the proximity to our customers as well as our local flexibility. And this is an extremely valuable asset in the German utility business. Moreover, our British and North American companies will work more closely with each other. We will inform you about the details in this quarterly report. It will also furnish you with information on two political issues that will have a major influence on the European utility sector in the next few years: emissions trading and the regulation of German electricity and gas grids.

The following is an overview of the key financial developments in the first three quarters of this financial year:

- The Group's operating result rose by 25%. Core businesses recorded an even stronger 33% increase in their operating result due to the consolidation of acquisitions and the substantial increase in results generated by our electricity and gas operations—despite negative currency effects. Conversely, our non-core businesses were burdened by the operating loss recorded by Heidelberger Druckmaschinen.

- Net income includes goodwill amortization as well as all the financing interest associated with our acquisitions. It increased by 1% before goodwill amortization. After goodwill amortization, it dropped by 19%.

- Our financial discipline is paying off: net debt totaled €18.8 billion as of September 30. We thus clearly exceeded the goal we had set our sights on for the end of 2003 (€24 billion).

We expect the aforementioned trends to remain stable in the fourth quarter. If so, 2003 will be another good year for our shareholders.

Essen, November 2003

Harry Roels
CEO

RWE share performance
versus DAX


RWE common share
RWE preferred share
DAX 30
in %
120
100
80
60
12/31/2002
03/31/2003
06/30/2003
09/30/2003
10/31/2003

Disappointing share performance

The upward trend on the stock markets ushered in by the spring of 2003 continued in the third quarter of the fiscal year. The **DAX 30** achieved a year-high 3,669 points at the beginning of September, declining considerably thereafter. It closed the third quarter at 3,257 points, roughly equaling the level it had at the beginning of the quarter. This corresponds to a 12.6% increase over the level at the end of 2002. Signs indicating that the downward trend on stock markets witnessed since the beginning of 2000 has finally come to an end are multiplying. Political stability following the end of the Iraq war and extremely low prime rates made a substantial contribution to this cause. Unexpectedly high first-half performances delivered by major companies also supported the uptick. Mounting optimism regarding the business cycle boosted share prices, with tech issues benefiting the most. The DAX continued to rise after the end of the reporting period. At 3,656 points, the DAX closed the month of October 66% above the year-low recorded on March 12 (2,203 points).

RWE's share price was unable to keep up with the DAX. Our common stock closed the month of September at €22.84—7.5% down on the level at the end of 2002. Including the dividend, this corresponds to a performance of -3.9%. RWE's preferred stock lost 3.7%, dropping to €19.98. It posted a moderately positive performance of 0.5%. RWE's disappointing share performance was principally a result of the portfolio adjustments made to include larger proportions of more volatile issues. This is a typical reaction in a rising market. Uncertainty surrounding the future regulatory framework for Germany's electricity and gas markets, as well as the implementation of the carbon dioxide emissions trading system adopted by the EU, both had an adverse effect. RWE shares were back on the rise after the period being reviewed.

Core businesses boost operating result by 33%

Cyclical upswing in key foreign markets

The economic situation on RWE's core markets has improved slightly since the spring of 2003. However, cyclical developments varied greatly from one region to the next. Most euro markets are still finding it difficult to overcome their stagnation. An additional burden arises from the gain of the euro over the currencies of major trading partners. Whereas home demand has stabilized, providing relatively positive stimuli in the third quarter, capital expenditure and cross-border trade continued their weak trend. Germany is the laggard in the eurozone. The recessionary trend observed in this country in the last two years has persisted. Positive signs are only appearing gradually, manifesting themselves as improved mood indicators and more stable investments.

Some of the economic indicators in the core markets we serve outside the eurozone are more favorable. Great Britain is benefiting from the upturn that began in the spring and has since widened its sphere of influence. Robust consumer demand and expansionary production had a dynamic effect on the most important economies in central Eastern Europe. Hungary is an exception, with structural problems and declining exports hampering growth. Low interest rates in the US and strong corporate profits led to a clear resurgence in consumption and investment. Posting 7% growth in the summer months, the US economy advanced faster than it has in almost 20 years, albeit starting from a low level.

Core businesses boost revenue by 20%

RWE's consolidated external revenue was 9.7% down on the previous year's level to €31.9 billion. This decrease was principally caused by non-core businesses. By contrast, our core businesses posted a 20.1% gain. This was primarily due to the following consolidation effects:

- In the Electricity Business Area, growth was largely a result of the acquisition of the UK-based energy utility Innogy, which was consolidated as of June 1, 2002. Therefore, it was only included on a four-month basis in the previous year's corresponding period. Under its new name—RWE Innogy—the company generated €3,903 million in revenue in the period under review (previous year: €1,844 million). STOEN, the Polish electric utility that was included in the Group's accounts as of January 1, 2003, contributed €261 million in revenue.
- In the Gas Business Area, the first-time consolidation of our Czech gas activities as of May 1, 2002 had an especially significant effect. Accordingly, figures produced by this business were only considered on a five-month basis in the year-earlier period. In 2003, our Czech gas operations generated €1,289 million in revenue (previous year: €450 million). Additional revenue growth stemmed from the first-time consolidation of Dutch-based Obragas as of July 1, 2002, which contributed €199 million in the reporting period (previous year: €40 million).
- In the Water Business Area, American Water, the US water utility that was consolidated effective January 1, 2003, contributed €1,171 million to the segment's revenue.

External revenue earned by our non-core businesses dropped to €2,715 million. This corresponds to just under a quarter of the year-earlier level. This decrease was principally due to our exit from the service-station and refinery business as of July 1, 2002. In the previous year's corresponding period, these activities contributed €7,682 million to the Group's revenue.

External revenue € million	Jan–Sep 2003	Jan–Sep 2002	+/– in %	Jan–Dec 2002
Electricity[1]	19,132	16,637	+ 15.0	23,797
Gas	5,367	3,935	+ 36.4	5,666
Water	3,165	2,081	+ 52.1	2,850
Environmental Services	1,466	1,598	– 8.3	2,136
Total core business	**29,130**	**24,251**	**+ 20.1**	**34,449**
Heidelberger Druckmaschinen	2,715	3,322	– 18.3	4,315
Total non-core business	**2,715**	**11,004[2]**	**– 75.3**	**11,997[2]**
Other activities	90	98	– 8.2	187
Total	**31,935**	**35,353**	**– 9.7**	**46,633**
Germany	16,149	23,016	– 29.8	28,003
Foreign	15,786	12,337	+ 28.0	18,630

[1] Net, i.e. only including the margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €7,682 million in 2002.

Net of all consolidation effects, Group revenue decreased by 2.5%. This decline reflected the persistently weak cyclical trend in the printing machine industry. Heidelberger Druckmaschinen saw revenue drop by a total of 18.3%. Conversely, we recorded operating growth in the Electricity Business Area.

The decline in consolidated revenue is also due to currency exchange effects. As a result of the persistent weakness of the US dollar and British pound, revenue generated in these currencies was lower once translated into euros. As far as our core businesses are concerned, this effect was most pronounced at our UK-based companies RWE Thames Water and RWE Innogy as well as at our US hard coal and gas producer CONSOL Energy. Revenue in these businesses after currency translation was reduced by more than €700 million. The negative impact of this effect was also reflected in revenue earned by American Water, our US water utility, which, however, had not yet been included in the figures for the first three quarters of 2002.

As a result of our large-scale acquisitions, we now generate half of our consolidated revenue outside Germany (49.4%). In the year-earlier period, this quota was 34.9%.

EBITDA and operating result post double-digit growth year-on-year

We increased our EBITDA and operating result even more, despite the operating loss incurred at Heidelberger Druckmaschinen. This was due to the strong double-digit improvement in earnings in our core businesses in the fields of electricity, gas and water.

EBITDA € million	Jan–Sep 2003	Jan–Sep 2002	+/– in %	Jan–Dec 2002
Electricity	3,387	2,772	+ 22.2	4,146
Gas	1,165	844	+ 38.0	1,239
Water	1,468	1,078	+ 36.2	1,457
Environmental Services	163	207	– 21.3	281
Total core business	**6,183**	**4,901**	**+ 26.2**	**7,123**
Heidelberger Druckmaschinen	82	356	– 77.0	414
Total non-core business	**82**	**408***	**– 79.9**	**466***
Other/holding/consolidation	– 74	– 194	+ 61.9	– 348
Total	**6,191**	**5,115**	**+ 21.0**	**7,241**

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €52 million in 2002.

Operating result € million	**Jan–Sep 2003**	**Jan–Sep 2002**	**+/– in %**	**Jan–Dec 2002**
Electricity	2,382	1,797	+ 32.6	2,760
Gas	871	650	+ 34.0	885
Water	967	701	+ 37.9	963
Environmental Services	63	78	– 19.2	98
Total core business	**4,283**	**3,226**	**+ 32.8**	**4,706**
Heidelberger Druckmaschinen	– 101	170	– 159.4	158
HOCHTIEF (at equity)	6	46	– 87.0	28
Total non-core business	**– 95**	**210***	**– 145.2**	**180***
Other/holding/consolidation	– 223	– 253	+ 11.9	– 382
Total	**3,965**	**3,183**	**+ 24.6**	**4,504**

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for –€6 million in 2002.

EBITDA climbed 21.0% to €6,191 million. We posted 26.2% growth in our core businesses, whereas EBITDA contributed by our non-core businesses dropped to a fifth of the figure recorded a year earlier. Net of the consolidation effects of our three major acquisitions, the Group's EBITDA matched the year-earlier level. Charges stemming from currency conversion diluted EBITDA by at least €190 million.

We lifted the Group's operating result by 24.6% to €3,965 million. This increase was primarily driven by the earning power of our core businesses, which showed a 32.8% improvement. The aforementioned consolidation effects were one of the main reasons for this. RWE Innogy contributed €524 million to our consolidated operating result (previous year: €185 million), with our Czech gas activities adding €268 million (previous year: €117 million) and American Water contributing €305 million. Our core businesses posted a 9.0% improvement even net of consolidation effects. This performance was driven by the earning power of our electricity and gas activities. By contrast, our Environmental Services Business Area saw its operating result decline. This decrease was caused by the cyclical downturn in Germany and the much more severe competitive pressure in the residential and commercial waste sectors.

Conversely, our non-core businesses closed the reporting period with an operating loss of €95 million. The dire economic situation in the printing machine industry left the most significant mark. Operating results generated by the Heidelberg Group fell by €271 million to –€101 million. HOCHTIEF, the construction investment accounted for under the equity method which is included in our consolidated financial statements based on its prorated net income, earned a positive €6 million in operating results, but fell short of the year-earlier figure. This decline is partially due to one-off effects stemming from the devaluation of securities held in specialty funds. Furthermore in 2003, HOCHTIEF stopped capitalizing deferred taxes on loss carryforwards since the likelihood of the loss carryforwards being used is too low. Nevertheless, the construction group's operating activities displayed encouraging development. We anticipate HOCHTIEF's income before tax from its German construction business to be back in the black for the first time since 2000.

For a detailed commentary on the earnings trend by business area, please turn to pages 17 to 24.

Our consolidated operating result was essentially unchanged due to consolidation effects. Net of the aforementioned currency exchange effects, we would have closed the period up on the previous year's level. Currency exchange ratios, which were less favorable than in 2002, resulted in a charge of at least €140 million against the operating result.

Reconciliation to net income		Jan – Sep 2003	Jan – Sep 2002	+/– in %	Jan – Dec 2002
Operating result	€ million	**3,965**	**3,183**	**+ 24,6**	**4.504**
+ Non-operating result	€ million	– 15	– 86	+ 82.6	850
Goodwill amortization	€ million	– 727	– 539	– 34.9	– 780
+ Financial result	€ million	– 2,092	– 1,822	– 14.8	– 2,632
Income before tax	€ million	**1,858**	**1,275**	**+ 45.7**	**2,722**
– Taxes on income	€ million	– 946	– 118	– 701.7	– 1,367
Income after tax	€ million	**912**	**1,157**	**– 21.2**	**1,355**
– Minority interest	€ million	– 180	– 251	+ 28.3	– 305
Net income					
Incl. goodwill amortization	€ million	732	906	– 19.2	1,050
Excl. goodwill amortization	€ million	1,459	1,445	+ 1.0	1,830
Earnings per share					
Incl. goodwill amortization	€	1.30	1.61	– 19.3	1.87
Excl. goodwill amortization	€	2.59	2.57	+ 0.8	3.25
Effective tax rate					
Incl. goodwill amortization	%	51	9	+ 466.7	50
Excl. goodwill amortization	%	37	7	+ 428.6	39

Spending on acquisitions and Heidelberg's weak business depress net income

The reconciliation to net income reflects the planned expenditure on our strong external growth.

The non-operating result advanced by €71 million to –€15 million. Changes break down as follows: Gains on disposals decreased by €605 million to €426 million. In 2002, proceeds generated from the divestment of our stakes in the Shell & DEA Oil joint venture and STEAG were exceptionally high. In the period under review, this was contrasted by the sales of the first CONSOL tranche (see p. 11) and of our 40% shareholding in Stadtwerke Leipzig. The planned €188 million increase in goodwill amortization to €727 million also had an earnings-reducing effect.

The release of nuclear provisions in the "other" line item had a positive effect to the tune of €933 million. €250 million in one-off costs incurred to reorganize the Group had a counteractive effect.

Financial results were down 14.8% to –€2,092 million. The increased interest cost resulting from our major acquisitions was the key reason for this. It is reflected in the fact that the net interest charge rose by €340 million to –€775 million. Income before tax was clearly up on the previous year's level at €1,858 million. After taxes, income slipped 21.2% to €912 million. This reflects the effective tax rate, which rose from 9% to 51% and was caused by three factors: the year-earlier figure was exceptionally low as a result of high tax-free capital gains; we no longer

Non-operating result € million	Jan – Sep 2003	Jan – Sep 2002	+/– in € million	Jan – Dec 2002
Capital gains	426	1,031	– 605	1,264
– Goodwill amortization	– 727	– 539	– 188	– 780
+ Other	286	– 578	+ 864	366
Non-operating result	**– 15**	**– 86**	**+ 71**	**850**

capitalize deferred taxes on loss carryforwards in RWE's scope of consolidation (see our commentary on this issue in the 2002 annual report); and the rise in goodwill amortization also contributed to the increase in the effective tax rate, since it causes pretax income to decrease, but does not reduce taxes. Excluding goodwill amortization, we have an effective tax rate of 37%.

Financial result € million	**Jan–Sep 2003**	**Jan–Sep 2002**	**+/– in %**	**Jan–Dec 2002**
Interest income	914	976	– 6.4	1,305
– Interest expense	– 1,689	– 1,411	+ 19.7	– 1,949
Net interest	**– 775**	**– 435**	**– 78.2**	**– 644**
– *Interest share in long-term provisions*	– 1,209	– 1,133	– 6.7	– 1,602
+ Other financial results	– 108	– 254	+ 57.5	– 386
Financial result	**– 2,092**	**– 1,822**	**– 14.8**	**– 2,632**

Minority interest declined by 28.3%. This is primarily due to the collapse in earnings at Heidelberger Druckmaschinen.

At €1,459 million, net income before goodwill amortization was slightly up on the previous year. Corresponding earnings per share totaled €2.59. Including goodwill amortization, net income declined by 19.2% to €732 million, or €1.30 per share.

Cost-cutting program: €2.2 billion already saved

We aim to achieve €300 million in cost reductions for fiscal 2003 as a whole. We realized some €230 million of this goal in the first three quarters alone. Initiated in 2000, our program envisions lowering annual costs by €2,555 million by the end of 2004. This does not yet include envisioned savings and synergies from the Group reorganization that became effective in October (€300 million). As of September 30, we had already implemented over 85% (about €2.2 billion) of the cost-cutting program.

Capital expenditure € million	**Jan–Sep 2003**	**Jan–Sep 2002**	**+/– in %**	**Jan–Dec 2002**
Electricity	1,540	1,959	– 21.4	3,142
Gas	548	5,086	– 89.2	5,365
Water	5,606	1,698	+ 230.2	2,181
Environmental Services	123	647	– 81.0	695
Total core business	**7,817**	**9,390**	**– 16.8**	**11,383**
Heidelberger Druckmaschinen	216	277	– 22.0	365
Total non-core business	**216**	**309***	**– 30.1**	**397***
Other/holding	99	5,185	– 98.1	5,205
Total	**8,132**	**14,884**	**– 45.4**	**16,985**
Property, plant and equipment	2,965	2,680	+ 10.6	4,095
Non-current financial assets	5,167	12,204	– 57.7	12,890

* Including RWE Dea's downstream operations, which were divested as of July 1, 2002, and accounted for €32 million in 2002.

Capital expenditure some 45% down on previous year, which was high due to acquisitions

In the first three quarters of 2003, capital spending totaled €8,132 million. This corresponds to a decline of 45.4%, or €6,752 million, compared with the previous year. Capital expenditure on non-current financial assets amounted to €5,167 million. In the year-earlier period, this figure totaled €12.2 billion and included the acquisition of the Czech gas business and of the UK energy utility Innogy. In the reporting period, capital expenditure on non-current financial assets was nearly exclusively earmarked for the acquisition of American Water (+€4,535 million). We spent €2,965 million on property, plant and equipment, some 10.6% more than in the previous year. This increase was mainly caused by consolidation effects. The inclusion of American Water's property, plant and equipment in our accounts resulted in a charge of €261 million. The rise in capital expenditure relating to Innogy (from €114 million to €204 million) and our Czech gas companies (from €13 million to €89 million) is principally due to consolidation effects since the previous year's corresponding periods were shorter. We stepped up capital spending in the Electricity Business Area's Power Generation Division. Investment magnets were a thermal power station in Duisburg-Hamborn and retrofitting measures implemented in Block A at Biblis. Conversely, capital expenditure in the Lignite-Fired Power Generation and Mining Division decreased considerably. This is partly due to the fact that we made far-reaching investments in the new lignite-fired power station in Niederaussem in 2002.

Cash flow statement* € million	**Jan – Sep 2003**	**Jan – Sep 2002**	**+/- in %**	**Jan – Dec 2002**
Cash flows from operating activities	3,976	4,044	- 1.7	5,933
Cash flows from investing activities	- 5,659	-12,873	+ 56.0	-14,523
Cash flows from financing activities	2,527	7,793	- 67.6	7,062
Currency translation, changes in the scope of consolidation and other	- 17	- 93	+ 81.7	- 171
Net change in cash and cash equivalents	**827**	**- 1,129**	**+ 173.3**	**- 1,699**
Cash flows from operating activities	3,976	4,044	- 1.7	5,933
– Capital expenditure on property, plant and equipment and intangible assets	- 2,965	- 2,680	- 10.6	- 4,095
Free cash flow	**1,011**	**1,364**	**- 25.9**	**1,838**

** Please turn to page 28 for a complete cash flow statement.*

Cash flow statement: free cash flow totals €1,011 million

Cash flows from operating activities were slightly below the previous year's level at €3,976 million. Net of non-cash items, the operating result posted an improvement. However, we had significantly more working capital than in the previous year's corresponding period, which benefited from a positive one-off effect of €487 million from the deconsolidation of the service-station and refinery business. Capital expenditure resulted in a cash outflow of €5,659 million, more than 50% less than in the corresponding year-earlier period. Cash flows from financing activities amounted to €2,527 million. In the first three quarters of 2002, this figure was roughly three times higher since we took on a substantial amount of financial debt to finance our acquisitions.

Free cash flow generated in the first three quarters of 2003 totaled €1,011 million. It is defined as cash flows from operating activities minus capital expenditure on property, plant and equipment and intangible assets. It was 25.9% down on the high level recorded in the previous year. This was due to the fact that capital expenditure on property, plant and equipment was higher as a result of consolidation effects.

Net financial debt *€ million*	**Balance at 09/30/03**	**Balance at 12/31/02**	**+/- in %**	
Cash and cash equivalents	2,970	2,143	+	38.6
Current marketable securities	9,055	8,459	+	7.0
Non-current marketable securities and other loans	1,116	2,832	-	60.6
Other non-current financial assets	1,234	953	+	29.5
Non-current financial assets	**14,375**	**14,387**	**-**	**0.1**
Bonds, notes payable and bank debt	28,719	25,372	+	13.2
Other financial debt	4,493	4,509	-	0.4
Financial debt	**33,212**	**29,881**	**+**	**11.1**
Net financial debt	**18,837**	**15,494**	**+**	**21.6**

Net debt already considerably lower than €24 billion target

As of September 30, 2003, our net financial debt amounted to €18.8 billion. It was some €3.5 billion lower in the third quarter. Therefore, we have already clearly overachieved our goal of reducing net financial liabilities to less than €24 billion by the end of 2003.

Net debt is up €3.3 billion compared with the end of 2002. This was primarily a result of the financing of the acquisition of American Water and the inclusion of the US water utility's debt in our consolidated balance sheet (€8.7 billion in total). We spent an additional €3.6 billion, €0.6 billion of which was earmarked for relatively small capital expenditures on financial assets, with €3.0 billion going to property, plant and equipment. €0.8 billion was allocated to profit distributions. High cash flows from operating activities and our proceeds from the divestment of the refinery and service-station business had the strongest counteractive effect, with the latter totaling €1.5 billion. Net financial liabilities dropped by another €0.7 billion, owing to cash flows from the first CONSOL tranche and the deconsolidation of our US subsidiary. The weak dollar and pound caused debt to decline by €1.5 billion. Financial derivatives, which we use to hedge liabilities against currency exchange and interest rate risks, have a present value of €1.1 billion. However, derivatives are not taken into account in net debt.

The ratio of EBITDA to net interest, which is a key indicator in controlling our debt, was 8.0. We expect it to exceed 7 for the full year and are thus clearly above the lower limit of 5 that we set.

Workforce FTE*	**Balance at 09/30/03**	**Balance at 12/31/02**	**+/- in %**	
Electricity	71,076	69,441	+	2.4
Gas	8,859	9,176	-	3.5
Water	17,699	11,907	+	48.6
Environmental Services	13,548	14,406	-	6.0
Total core business	**111,182**	**104,930**	**+**	**6.0**
Non-core business (Heidelberger Druckmaschinen)	22,412	23,460	-	4.5
Other/holding	3,264	3,375	-	3.3
Total	**136,858**	**131,765**	**+**	**3.9**
Germany	74,102	76,202	-	2.8
Foreign	62,756	55,563	+	12.9

* Full time equivalent (FTE), according to the percentage of full-time employment (1 FTE = 1 full-time position).

New RWE Group Structure


Group Center
RWE Power
RWE Energy
RWE Innogy
RWE Trading
RWE Thames Water
RWE Umwelt
RWE Systems
Generation
Generation
RWE Dea Upstream Gas & Oil
Regional Energy Companies
npower Sales
Regions
Regions
Harpen Renewables
Transmission Grids Electricity / Gas
National Windpower Renewables
RWE Solutions Solutions
RWE Gas Natural Gas

Workforce grows 4% due to acquisitions

As of September 30, 2003, the RWE Group employed 136,858 people (full time equivalent), 74,102, or some 54% of which worked in Germany. Our workforce thus expanded by 5,093 employees, or 3.9%, vis-à-vis December 31, 2002. First-time consolidations and deconsolidations added a net 7,430 staff members. This development was primarily driven by the inclusion of American Water and the Polish electric utility STOEN, which contributed 6,365 and 1,653 employees, respectively. Adjusted to exclude consolidation effects, our employee headcount decreased by a net 2,337, or 1.8%. Germany took center stage in this development. Our operating labor force declined by 2,280 staff members in this country. Above all, Heidelberger Druckmaschinen implemented substantial job cuts.

New Group structure effective October 1, 2003

As planned, we implemented our new Group structure effective October 1, 2003. The restructuring's main focus is the regional integration of our German utility businesses. To this end, we grouped the sales and network operations of our Continental European electricity, gas and water businesses and placed them under the newly established "RWE Energy" (over €18 billion in revenue and some 42,000 employees). Furthermore, we combined our Continental European power plant portfolio and lignite production activities and placed them under the new company "RWE Power" (about €10 billion in revenue and approximately 26,000 employees). All in all, this has reduced the number of management companies in the RWE organization from 13 to seven. Now that the reorganization is in place, we will be able to tap into

an additional cost savings potential of €300 million per year, which is to be fully realized by 2006. For an overview of the new Group structure, please turn to page 10. Moreover, we provided a commentary on the key points of the reorganization in the interim report for the first half of 2003.

Agreement with RWE Gas municipal shareholders
On November 12, we reached an agreement with RWE Gas AG's municipal shareholders to fully integrate RWE Gas into the Group's new structure. RWE Gas will, as originally envisioned, be merged into the newly established RWE Energy. Thus, entrepreneurial responsibility for the Group's Continental European gas sales and network activities lies solely with RWE Energy. The municipal shareholders will receive a one-off payment of €100 million, and, for the fiscal years 2004 through 2008, an annual guaranteed dividend of €48 million. They will have a 20.03% stake in the newly established RWE Westfalen-Weser-Ems AG. With the transfer of the RWE Gas assets, RWE Energy assumes full entrepreneurial control. In 2009, the RWE Gas municipal shareholders will sell their full stake to RWE Energy AG for €800 million. This agreement is subject to the approval of the appropriate supervisory bodies on the parts of both negotiation partners.

The agreement with the RWE Gas municipal shareholders enables RWE to realize the annual €300 million in synergies associated with the Group's new structure. The transaction has a cash value of €900 million. The RWE Gas municipal shareholders' stake had been valued in accordance with the April 24, 2002 stakeholders' contract at €668 million. The agreed increase in value is acceptable to RWE because it enables RWE Energy to assume sole entrepreneurial control of the Continental European gas sales and network activities. This will also serve as the basis for increasing efficiencies and for further market development together with our municipal shareholders.

Majority stake in US subsidiary CONSOL Energy sold
In May of this year, we announced that we would fully or partially divest our 73.6% stake in the US-based hard coal and gas producer CONSOL Energy. We made this decision since we intend to focus our energy business on Europe. Since then, we have gradually lowered our stake in CONSOL to 18.5%. To this end, on September 18, 2003, we signed an agreement to divest an initial 14.1 million of the 58 million shares we originally held in that company within the scope of a private placement and awarded the authorized bank the right to sell additional shares. At the same time, CONSOL placed 11 million new shares privately. RWE's share in the company's capital stock decreased to less than 50% as a result. On October 2, we reduced our shareholding by an additional 27.3 million to 16.6 million shares (18.5%) through another private placement with investors, most of whom were institutional. Proceeds from the divestments totaled €623 million. CONSOL's deconsolidation as of September 30 caused the net financial liabilities we carry on our consolidated balance sheet to decline by approximately €0.5 billion (excluding capital gains). Provisions dropped by roughly €3.1 billion. Our remaining 18.5% stake in CONSOL has also been earmarked for sale.

RWE's increased stakes in the municipal utilities of Oberhausen and the greater Wuppertal area receive antitrust approval
Germany's Federal Cartel Office approved our acquisition of stakes in the municipal utilities of Wuppertal (20%), Velbert (20%) and Remscheid (25%) as well as our increased shareholding in Energieversorgung Oberhausen (by 40% to 90%). This clearance was issued on the condition that we shed our 20% interest in Stadtwerke Düsseldorf. Another requirement, which was already met in July, was the sale of our 40% shareholding in Stadtwerke Leipzig. According to the Federal Cartel Office, for antitrust reasons, purchases of shares in municipal utilities by market leaders such as RWE must be offset by divestments of stakes in other municipal utilities of at least equal value.

RWE Trading withdraws from North American energy market

RWE Trading will terminate its operations on the North American energy market by the end of 2003. We announced this move in September. In the future, we will concentrate our trading activities on the European market, where RWE commands a strong competitive position and has a diversified power generation portfolio.

Economics ministry outlines future regulatory framework for Germany's electricity and gas markets

On August 29, 2003, the Federal Ministry for Economics and Labor (BMWA) published a so-called monitoring report containing proposals for a future regulatory framework for Germany's electricity and gas markets. In the report, BMWA speaks out in favor of lean regulation that promotes competition while ensuring an appropriate level of supply security. It also stipulates that pricing methods should follow regulations, while grid fees per se may not be regulated. BMWA envisions entrusting the German telecommunications and postal regulator (RegTP) with this responsibility. The ministry intends to submit a bill to amend the German Energy Industry Act by the end of the year so that it can be adopted in the spring of 2004. The EU envisions the regulatory authority becoming active on July 1, 2004.

EU gives go-ahead for trading with CO_2 emissions allowances

In July 2003, the European Parliament and the European Council agreed on the cornerstones for a system for trading greenhouse gas emissions and established January 1, 2005 as the first official day of trading. The trading scheme is to act as a vehicle with which the EU can meet the climate conservation commitments that it entered into by ratifying the Kyoto Protocol. Companies which reduce their greenhouse gas emissions by employing environmentally friendly technologies or by adapting their production processes will be allowed to sell excess emissions allowances. Conversely, companies that produce more emissions than their allotment of certificates will be obligated to purchase emissions allowances on the market to make up the difference. At the beginning, the European emissions trading system will only include CO_2 emissions from electricity and heat producers as well as from industrial operations. EU performance targets must now be detailed in separate national allocation plans for each member state. These plans will determine how many emissions allowances each company and production facility receives. In most EU member states, this issue is currently being negotiated between political and industry representatives. Germany's federal government approved the cost-free allocation of emissions allowances in Germany during the system's early stages before these talks commenced. The allocation plans must be submitted to the EU Commission for approval by the end of March 2004. Reliable estimates of the economic impact emissions trading will have on the RWE Group with special regard to budgeting and investment plans can only be made once a final decision has been made on the allocation plans and the distribution of emissions allowances.

Outlook for 2003

At present, we do not anticipate **cyclical trends** in the fourth quarter of 2003 injecting new noteworthy stimuli into our core markets. Germany's outlook remains tarnished. In the fall assessment published at the end of October, Germany's six leading economic research institutes forecast zero growth for 2003 as a whole. Great Britain's and central Eastern Europe's key economies are expected to continue their upward trends. The economic upswing in the US is also expected to persist. As a utility, RWE is rarely exposed to cyclical fluctuation since it has a small proportion of products that react sensitively to cyclical changes. Our non-core business, Heidelberger Druckmaschinen, is an exception.

We will grow our **operating result** again in the current financial year. We anticipate the Group achieving a gain of at least 15% and our core businesses posting an increase of roughly 20%. The first-time consolidation of American Water and the first-time, full-year inclusion of RWE Innogy and our Czech gas activities will be the major contributors. Without these one-off effects, the consolidated operating result would be virtually on par with the previous year's level. We expect our core businesses to record a slight increase in their operating results once they have been adjusted to exclude consolidation effects. This rise is due to the positive earnings situation in our electricity and gas businesses.

Our core businesses would close the fiscal year with a much better performance without negative currency effects. We anticipate currency charges to the tune of €170 million. Our calculations are based on the assumption that the average rate of the US dollar and British pound to the euro will be 1.12 and 0.70, respectively. This forecast does not take American Water into account since the US water utility had not yet been consolidated in 2002. The Czech gas companies and Innogy will only be included on a prorata temporis basis, since they were consolidated for the first time during the course of fiscal 2002. By contrast, if one were to fully include the major acquisitions, our operating result would be some €290 million lower than in the previous year. However, currency charges will be absorbed almost entirely by the non-operating result and the financial results.

We will comment on the earnings trend displayed by our business areas on the basis of the Group's old structure for the last time in this quarterly report. We will report using the new structure for the first time in our 2003 annual report.

We expect the **Electricity** Business Area to increase its operating result by approximately 15%. This is primarily due to the first-time full-year inclusion of Innogy. Our German electricity activities will make further operating progress. Measures supporting this development will be the savings realized as part of our cost-cutting program and price increases. However, the rise in our result will be hampered by the aforementioned currency effects at RWE Innogy and CONSOL Energy.

We anticipate the **Gas** Business Area improving its operating result by about 20%. The Midstream/Downstream Division will post strong growth, owing to the first-time, full-year inclusion of our successful gas business in the Czech Republic. Another factor benefiting us are the weather-induced increases in sales volumes generated by the German business. We expect our Upstream Division to close the fiscal year slightly down on the high level recorded in the previous one. Charges in this unit stem from negative currency exchange effects and higher production costs. Higher crude oil prices and volumes will have a positive effect.

Operating results generated by the **Water** Business Area will post significant double-digit growth over the previous year, primarily owing to the first-time consolidation of American Water. We expect to be able to record a gain of 35% to 40%. The water business will thus account for about one-fourth of our Group's operating result. Excluding American Water, this business area would close the fiscal year slightly down on the previous one. This is principally due to the aforementioned exchange rate effects. Furthermore, the

regulated UK water business will draw higher capital expenditure on infrastructure, the bulk of which we are likely to be able to compensate for from the beginning of the next regulatory period in 2005 onwards. American Water currently has to contend with unfavorable background economic conditions as well as the increased cost of security and insurance services caused by the September 11 terrorist attacks. Moreover, we had to deal with a delay in the adjustment in rates as we waited to receive approval for this acquisition. However, we expect to receive regulatory approval for rate increases during 2003, helping to produce a considerable improvement in American Water's earnings in 2004.

The **Environmental Services** Business Area continues to be characterized by the extremely unfavorable conditions under which it has to operate. Last year, we launched a comprehensive cost-cutting program to stabilize the earnings situation. Although some of the measures are already taking effect in 2003, the waste management business will close the fiscal year markedly down on the previous one. We anticipate its operating result declining by roughly 20%. Due to these circumstances and the collapse in earnings resulting from the new call for bids for contracts awarded by Germany's dual system DSD, RWE Umwelt initiated additional measures to enhance efficiency.

Our **non-core businesses** will see their earnings contribution decline considerably. Heidelberger Druckmaschinen will post a significant operating loss in RWE's financial year, because the situation on the printing market is improving at a very slow pace. The loss would be even more severe if the cost-cutting program had not been launched in fiscal 2002. We are currently working on additional restructuring measures. We expect HOCHTIEF, the construction investment we consolidate based on its prorated net income, to make an earnings contribution that will be positive, but lower than in the previous year. This is primarily due to the fact that HOCHTIEF will adjust the valuation of the securities it holds in a special fund. Its operating result, however, will continue to display positive development.

Above all, the **reconciliation to net income** reflects the impact of our large-scale acquisitions on the interest cost and goodwill amortization.

Our non-operating result will fall significantly shy of the prior-year figure (€850 million). Capital gains will decline considerably despite the proceeds received from the reduction of our stake in CONSOL Energy. The previous year's figure was exceptionally high due to the divestment of our shares in Shell & DEA Oil and STEAG. Furthermore, goodwill amortization will rise as planned in 2003 to just under €1 billion. In addition, the reorganization of the RWE Group led to a one-off charge of €250 million. The increase in the amount of nuclear energy provisions released will have a positive effect on the result. The amount released is estimated at approximately €1.2 billion (previous year: €963 million).

Financial results will deteriorate marginally compared with the previous year. This decrease will stem from the cost of financing our major acquisitions and the interest payments on debt assumed from the acquired companies. Conversely, we expect to achieve a better result from our investment in securities under our asset management program.

Income before tax is expected to decrease substantially. We anticipate our effective tax rate coming in roughly on par with the previous year's. It was 50% including goodwill amortization and 39% excluding goodwill amortization. Minority interests will be markedly lower. This will be principally due to the deterioration of Heidelberg's earning situation and the deconsolidation of CONSOL Energy.

All in all, as a result, we can issue a more positive forecast for the Group's net income than originally expected. After goodwill amortization, net income is expected to decline by no more than 20% compared with the previous year (€1,050 million). We originally anticipated a decrease of between 25% and 30%. Without goodwill amortization, net income will be slightly up year-on-year (2002: €1,830 million).

Currency exchange effects will barely have an impact on net income. This is because the financial result will be positively affected by the financing of acquisition-induced debt in US dollars and British pounds. Furthermore, goodwill amortization will be lower in the non-operating result. This will absorb the negative effect of currency exchange rates on operating income almost entirely.

Our **net financial debt** will probably have fallen below €20 billion by the end of 2003. This prognosis is based on currency exchange rates of $1.15 and £0.70 to the euro, respectively. Net debt will thus be slightly above the level achieved on September 30. This is due to capital expenditure on property, plant and equipment as well as interest and tax payments that will be made in the fourth quarter. Therefore, we will clearly exceed our debt-reduction target for 2003 (€24 billion).

Risk trend

RWE Group companies are exposed to risks associated with market prices and sales volumes found in a market characterized by liberalization and fierce competition. We are countering these risks by pursuing price strategies that set us apart from others and adopting a corresponding sales policy as well as forceful measures to manage costs.

Financial risks principally consist of interest-rate, currency-exchange and price-fluctuation risks. We hedge these risks using non-derivative and derivative financial instruments, among other things. The primary goal behind our energy trading operations is to mitigate earnings risks stemming from price fluctuations by securing future prices of energy sources. There is a limited amount of risk of loss when extreme, unexpected market price fluctuations occur. Our trading transactions can also result in credit risks in cases where trading partners fail to meet their contractual obligations. We counteract such events with our systematic risk-management system.

Regulatory conditions governing the energy sector also give rise to risks for the RWE Group. Since we have a high share of lignite- and hard coal-fired power plants in our power generation portfolio, the EU's decision to introduce a greenhouse gas emissions trading system poses a major risk. To mitigate this risk, we will reduce our specific CO_2 emissions and make our power plant portfolio even more flexible when we make new investments in the future. Moreover, we are playing a proactive role in shaping the emissions trading system. Earnings risks can also arise in connection with operating stoppage and production downtime. Additional risks are associated with Block A at the Biblis nuclear power plant, relating to downtime caused by a delay in the granting of an approval to recommission the plant. Grid operations are exposed to risks in connection with the planned introduction of a regulator for the electricity and gas industry which, in turn, increases the pressure on grid fees in Germany. We are dealing with these risks by engaging in an intensive dialogue with the institutions in charge.

Forward-looking statements
This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

Electricity Business Area

- Operating result 33% up year-on-year
- German and UK electricity prices still on the rise

Key figures		Jan – Sep 2003	Jan – Sep 2002	+/– in %	Jan – Dec 2002
Electricity sales volume[1]	kWh million	218,393	185,867	+ 17.5	267,502
External revenue[2]	€ million	19,132	16,637	+ 15.0	23,797
Electricity	€ million	13,435	11,034	+ 21.8	15,714
Electricity trading	€ million	907	442	+ 105.2	869
EBITDA	€ million	3,387	2,772	+ 22.2	4,146
Operating result	€ million	2,382	1,797	+ 32.6	2,760
Capital expenditure	€ million	1,540	1,959	– 21.4	3,142
Property, plant and equipment	€ million	1,234	1,253	– 1.5	1,915
Non-current financial assets	€ million	306	706	– 56.7	1,227

	09/30/03	12/31/02	+/– in %
Workforce[3]	71,076	69,441	+ 2.4

[1] Net, i.e. excluding the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] Includes €733 million in direct electricity taxes (previous year: €547 million); only includes margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[3] Full time equivalent, according to the percentage of full-time employment.

European **power consumption** was stimulated by unusually low winter temperatures as well as exceptionally hot weather from May to August. In Germany and the UK, RWE's key markets, power consumption was up some 2% over the previous year's level. The increase was partially due to the slight resurgence in industrial production. Cyclical trends in the markets we serve in central Eastern Europe were far more dynamic. But only in Poland did this result in an increase in demand for electricity. Polish power consumption advanced by 5%. Demand was up a mere 1% in Hungary and the Slovak Republic. Structural changes and the modernization of the industries in these two countries dampened growth rates.

Electricity prices in Europe were dictated by the heat wave this summer to a considerable extent. This caused demand to rise as people stepped up the use of air conditioners. At the same time, numerous power plants were forced to ramp down output owing to low river water levels and a scarcity of cooling water. This situation was compounded by scheduled power plant outages. One of the consequences was a strong increase in prices paid for electricity traded on European wholesale spot markets. Moreover, the combination of these higher quotations and the steep increase in hard coal forward prices accelerated the upward price trend on futures markets.

In Germany, the price of forward contracts for power deliveries in 2004 has risen by 21% to €29.35 per MWh of base-load power and by 29% to €46.30 per MWh of peak-load power since the beginning of the year (figures valid as of September 30, 2003). Average prices in the reporting period were €26.65 per MWh and €41.29 per MWh, respectively. This corresponds to an increase of 14% and 22% year-on-year, respectively. The rise in the price of peak-load power also mirrors the scarcity of generation capacity. Two years ago, the German electricity market was still characterized by excess capacity. Now that several power plants have been shut down and volatility of supply and demand is increasing, reserve capacity is likely to be limited. The unusual price highs experienced in the summer months have made the general public aware of this issue.

Prices paid for power deliveries to households in the German end customer business were up an average of 5% compared with the previous year. This reflects both the development on the wholesale market and the elec-

tricity tax hike effective January 1, 2003. In the industrial customer segment, power supplies cost 10% more, owing to the significant influence of wholesale prices and the rise in the relief rate for electricity tax.

Quotations on the UK electricity wholesale market have also seen significant growth recently. The recessionary price trend that lasted until the middle of 2002 on the futures markets appears to have ended definitively. In the reporting period, the average one-year forward price was £18.26 (€26.37) per megawatt hour of base-load power—up 10% year-on-year. It decreased by 21% to £23.97 (€34.61) for peak-load power. Average prices on the end customer market are still being affected by low forward quotations from 2002. They were roughly 3% down on the previous year for industrial customers, but recorded a marginal rise for household customers.

The RWE Group boosted its **electricity sales volume** by 17.5% to 218.4 billion kWh. This was largely a result of the fact that RWE Innogy's figures were included on a full, nine-month basis. Consolidated as of June 1, 2002, the UK energy utility sold 43.6 billion kWh of electric power. The previous year's corresponding figure included a mere four months, amounting to 19.7 billion kWh. Due to the first-time consolidation of the Polish electric utility STOEN effective January 1, 2003, our electricity sales volume increased another 4.7 billion kWh.

External revenue generated by the Electricity Business Area rose 15.0% to €19.1 billion. RWE Innogy generated €3,903 million in revenue compared with the low level of €1,844 million achieved in the year-earlier period for consolidation-related reasons. €261 million in sales volume was added with the inclusion of STOEN in the Group's accounts. Net of consolidation effects, revenue would have only seen a moderate increase. Operating gains were recorded above all in the Net Division (+€528 million) and were predominantly due to the fact that we passed on legal burdens from the subsidization of renewable energies and combined heat and power generation. Moreover, we raised our grid fees in order to offset the higher expenditure on balancing power.

EBITDA generated by the Electricity Business Area was up 22.2% to €3,387 million, and **operating results** advanced 32.6% to €2,382 million. Operating results recorded a steeper climb due to the fact that depreciation and amortization rose to a lesser extent. This was primarily due to the acquisition of Innogy. In comparison to its earnings contribution, the UK energy utility's depreciation and amortization are low. Innogy's inclusion in our consolidated accounts was also the main driver behind the Electricity Business Area's largely improved earnings situation. However, we lifted the operating result by 15.3% even without this acquisition. Excluding the negative currency effects, the operating result would have grown even more. We made operating improvements primarily in the German electricity business. Once again, the key success factors were higher wholesale prices, our cost-cutting and our sales policy, which is sharply focussed on returns.

Electricity Business Area Key figures by division Jan–Sep € million	**Total revenue[1]**		**External revenue[1]**		**EBITDA**		**Operating result**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Power Generation	2,851	3,051	379	431	693	610	569	462
Lignite-Fired Power Generation and Mining	3,309	3,477	2,059	2,292	765	782	378	367
Trading	4,060	5,507	1,700	1,878	22	29	20	28
Net	3,496	2,953	1,506	978	587	555	438	415
Sales and Marketing	7,831	7,642	7,529	7,350	547	499	394	340
Industrial Services	2,089	1,912	1,881	1,710	64	49	24	11
UK Energy[2]	3,966	1,844	3,903	1,844	632	225	524	185
Other/electricity consolidation	- 8,234	- 9,305	175	154	77	23	35	- 11
Harpen	185	164	175	154	77	56	47	33
Total	**19,368**	**17,081**	**19,132**	**16,637**	**3,387**	**2,772**	**2,382**	**1,797**

[1] Net, i.e. only including the margins from the trading of electricity procured from third parties; the previous year's figures have been adjusted.
[2] RWE Innogy was included in the corresponding period in 2002 on a four-month basis (consolidated for the first time effective June 1, 2002).

Gas Business Area

- Operating result jumps 34%
- Czech gas operations contribute nearly a third of the result earned by the gas business

Key figures		Jan-Sep 2003	Jan-Sep 2002	+/- in %	Jan-Dec 2002
Production (Upstream)					
Natural gas[1]	million m³	1,847	1,709	+ 8.1	2,382
Petroleum	thousand m³	4,368	3,947	+ 10.7	5,408
Natural gas sales (Midstream/Downstream)	kWh million	190,437	129,023	+ 47.6	220,258
External revenue	€ million	5,367	3,935	+ 36.4	5,666
EBITDA	€ million	1,165	844	+ 38.0	1,239
Operating result	€ million	871	650	+ 34.0	885
Capital expenditure	€ million	548	5,086	- 89.2	5,365
Property, plant and equipment	€ million	373	284	+ 31.3	564
Non-current financial assets	€ million	175	4,802	- 96.4	4,801

	09/30/03	12/31/02	+/- in %
Workforce[2]	8,859	9,176	- 3.5

[1] Including Norwegian production.
[2] Full time equivalent, according to the percentage of full-time employment.

The world oil market was characterized by extraordinarily high prices in the period under review. A barrel of Brent crude cost an average of $28.66, 17% up compared to last year, and a full 45% above the ten-year average. The first quarter experienced a price hike in the run-up to the Iraq war. Oil prices averaged just under $33 in February, occasionally falling below the $25 mark after the onset of the war and as fears of scarcity diminished in April. As a result of OPEC's output reduction policy, the sluggish ramping up of Iraqi oil production and low inventories, oil prices were back up to an average of $28 in the third quarter.

In the first three quarters, **natural gas consumption** was up some 6% in Germany and up 5.5% in the Czech Republic. This was due to the cold weather at the beginning of the year. The steep climb in oil prices leading up to the Iraq war trickled down to **gas prices** in Germany with the typical tracking delay of about six months. The price for deliveries to municipal and regional utilities was 4.1% higher compared with the previous year. Industrial customers had to pay 15.7% more for gas, whereas the price increase for private and commercial customers was 20.6%. These developments were driven by shorter price-adjustment windows and the fact that the natural gas tax was lifted by 58% to 0.55 euro cents per kWh effective January 1, 2003. Gas prices in the Czech Republic were 10% down on the average recorded in the year-earlier period. This was due to the significant decline in prices as of October 1, 2002 that was only partially offset by increases in January and April of 2003.

Our Upstream Division stepped up its **gas production** by 8.1% to 1,847 million m³. We achieved gains especially in Germany and Egypt. **Natural gas sales volumes** generated by the Midstream/Downstream Division climbed 47.6% to 190.4 billion kWh. This was principally due to the consolidation effects stemming from the inclusion of our Czech gas companies in our consolidated accounts effective May 1, 2002. They sold 67.6 billion kWh in the period under review. The previous year's corresponding figure included a mere five months, amounting to 19.0 billion kWh. Obragas,

which was consolidated for the first time as of July 1, 2002, contributed 5.3 billion kWh to the business area's gas sales volume (previous year: 1.3 billion kWh). But we also made operating gains (+8.8 billion kWh). This was largely due to the cold weather in the first quarter. RWE Dea increased its **petroleum production** by 10.7% to 4,368,000 m^3. This was principally a result of the commissioning of two production drillings in the German North Sea.

Gas Business Area Key figures by division Jan–Sep € million	**Total revenue**		**External revenue**		**EBITDA**		**Operating result**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Midstream/Downstream	4,562	3,077	4,437	2,997	684	405	550	332
Gas in the Czech Republic[1]	1,321	450	1,289	450	356	169	268	117
Upstream	918[2]	858[2]	930	938	481	439	321	318
Total	**5,480**	**3,935**	**5,367**	**3,935**	**1,165**	**844**	**871**	**650**

[1] Innogy was included in the corresponding period in 2002 on a five-month basis (consolidated for the first time effective May 1, 2002).
[2] Including the consolidation of revenue within the business area.

Our Gas Business Area earned €5,367 million in **external revenue**, or 36.4% more than in the previous year. The Midstream/Downstream Division posted a gain of 48.0%. This was primarily due to the first-time, full-year consolidation of our Czech gas activities, which generated €1,289 million in revenue (previous year: €450 million) and of Obragas, which contributed €199 million (previous year: €40 million). Net of consolidation effects, the Midstream/Downstream Division would have increased revenue by 17.6%, driven by the weather-induced rise in gas sales volumes and the effect of the natural gas tax hike on prices. External revenue produced by the Upstream Division was roughly on par with the previous year. Higher prices and production volumes in the oil and gas business were contrasted by negative currency exchange effects arising from the settlement of oil deliveries denominated in US dollars.

EBITDA recorded by the Gas Business Area was up 38.0% to €1,165 million, and **operating results** advanced 34.0% to €871 million. We made significant progress in the Midstream/Downstream Division, which increased its operating result by 65.7%. Our Czech gas activities contributed an operating result of €268 million (previous year: €117 million). However, the Midstream/Downstream Division improved its operating result considerably even net of consolidation effects. It advanced by 29.1%, principally due to the weather-induced increase in sales volumes in the first quarter. Operating results posted by the Upstream Division were slightly up on the previous year's high level. Earnings improvements brought about by higher oil and gas prices were contrasted above all by the increase in production costs.

Water Business Area

- Operating result 38% up year-on-year due to the inclusion of American Water
- Operating result achieves 6% organic growth net of currency effects

Key figures € million	**Jan–Sep 2003**	**Jan–Sep 2002**	**+/– in %**	**Jan–Dec 2002**
External revenue	3,165	2,081	+ 52.1	2,850
EBITDA	1,468	1,078	+ 36.2	1,457
Operating result	967	701	+ 37.9	963
Capital expenditure	5,606	1,698	+ 230.2	2,181
Property, plant and equipment	1,022	768	+ 33.1	1,123
Non-current financial assets	4,584	930	+ 392.9	1,058

	09/30/03	**12/31/02**	**+/– in %**
Workforce*	17,699	11,907	+ 48.6

* Full time equivalent, according to the percentage of full-time employment.

The regulated **water business** continued to show stable development in our core markets. Thanks to the substantial sums required to improve water quality and infrastructure, this sector has long-term growth potential. Unfavorable weather effects led to short-term fluctuations in the US business. Maintenance expenses incurred following a cold winter and earnings shortfalls caused by above-average precipitation depressed the earnings situation of water utilities in a large number of states. In the UK, framework conditions for the next regulation period (2005–2009) are currently being negotiated. It is likely that investment conditions for water utilities will become more favorable in light of the need for new investment in the water network. The pace of privatization on the German water market is still sluggish.

Water Business Area Key figures by region Jan–Sep € million	External revenue		EBITDA		Operating result	
	2003	2002	2003	2002	2003	2002
Great Britain and Ireland	1,346	1,466	761	815	491	527
Regulated business	1,203	1,279	698	762	424	474
Americas	1,437	304	571	106	371	75
Europe, Middle East, Africa	281	224	123	139	103	88
Asia-Pacific	101	87	13	18	2	11
Total	**3,165**	**2,081**	**1,468**	**1,078**	**967**	**701**

External revenue generated by the Water Business Area rose 52.1% to approximately €3.2 billion. This was mainly due to the first-time consolidation of American Water, which took effect on January 1, 2003 (+ €1,171 million). Additional consolidation effects stem from the inclusion of the Spanish water companies Pridesa and Ondagua (+€67 million) as well as of RWW Rheinisch-Westfälische Wasserwerksgesellschaft (+€20 million). Conversely, the business area was impacted negatively by exchange rates. Net of currency and consolidation effects, revenue earned by our water business would have risen by approximately 5%. This was caused by rate adjustments made in the UK owing to inflation as well as the increase in the amount of water sold in the US, Asia and Chile.

EBITDA advanced 36.2% to €1,468 million. The **operating result** amounted to €967 million—up 37.9% on the previous year's level. Net of currency exchange effects (–€84 million), it would have risen by some 50%, primarily due to the first-time consolidation of American Water. The company posted an operating result of €305 million. Excluding the aforementioned consolidation and currency exchange effects, our water activities would have increased their operating result by about 6%. This growth is principally due to operating improvements made in the regulated and non-regulated UK businesses.

Environmental Services Business Area

- Operating result down 19%
- German market continues to be difficult

Key figures € million	**Jan – Sep 2003**	**Jan – Sep 2002**	**+/– in %**	**Jan – Dec 2002**
External revenue	1,466	1,598	– 8.3	2,136
EBITDA	163	207	– 21.3	281
Operating result	63	78	– 19.2	98
Capital expenditure	123	647	– 81.0	695
Property, plant and equipment	65	121	– 46.3	161
Financial assets	58	526	– 89.0	534

	09/30/03	**12/31/02**	**+/– in %**
Workforce*	13,548	14,406	– 6.0

* Full time equivalent, according to the percentage of full-time employment.

Germany's waste management industry was marked by cyclical weakness and intense competitive pressure in the residential and commercial waste sectors in the period under review. This situation was compounded by a reduction in business volume in the DSD (German dual waste management system) sector due to the mandatory deposit for non-returnable beverage containers ("green dot"). In addition, this branch of industry was unsettled by delays in the re-issuance of DSD service level agreements. Only about half of the contracts will probably be renewed as of January 1, 2004. Unawarded contracts will be up for tender next year.

In the first three quarters, the Environmental Services Business Area generated €1,466 million in **external revenue**. It recorded a 8.3% decline compared with the previous year, owing to the negative market trends as well as scheduled divestments.

EBITDA was down 21.3% to €163 million due to unfavorable market conditions. The **operating result** amounted to €63 million—a 19.2% decrease compared with the year-earlier figure. The earnings slide was softened by the first successes of the cost-cutting program initiated in 2002. RWE Umwelt intends to save €50 million in annual costs through the program, which is to take full effect from 2004 onwards. The program will be stepped up yet again in view of the poor earnings situation.

Heidelberger Druckmaschinen

- Negative operating result
- Sectoral trend of slow recovery

Key figures € million	Jan–Sep 2003	Jan–Sep 2002	+/– in %	Jan–Dec 2002
External revenue	2,715	3,322	– 18.3	4,315
EBITDA	82	356	– 77.0	414
Operating result	– 101	170	– 159.4	158
Capital expenditure	216	277	– 22.0	365
Property, plant and equipment	173	184	– 6.0	244
Financial assets	43	93	– 53.8	121

	09/30/03	12/31/02	+/– in %
Workforce*	22,412	23,460	– 4.5

* Full time equivalent, according to the percentage of full-time employment.

The **printing machine industry** continued to suffer from the sluggish economic trend and the substantial underutilization of printing plant capacity—especially in our key markets, i.e. the US and Germany.

Orders received by the Heidelberg Group dropped 10.7% to €2,698 million. Negative currency effects were felt here too. Net of currency exchange effects, the decline was 5.7%. The previous year's corresponding figure still contained large orders from the IPEX trade show in the UK. In the period under review, Heidelberg was successful in winning contracts in the Asia-Pac region at the IGAS trade fair in Japan. There have been signs of improvement in the last few months, despite the fact that order intake is still unsatisfactory. In the third quarter, order intake thus rose considerably over the extremely low level achieved in the second quarter. The world market leader in printing technology had **orders** worth €1,223 million on its books as of September 30, 2003. This was just slightly less than the year-earlier level.

External revenue totaled €2,715 million in the reporting period. Heidelberg thus recorded a decrease of 18.3%, or 13.3% when adjusted for currency exchange effects. At €82 million, **EBITDA** was less than a quarter the figure posted for the same period a year earlier. **Operating results** were clearly in the red at –€101 million (previous year: €170 million). The positive earnings contribution made by the Sheetfed Division (€66 million) and cost reductions obtained via the efficiency-enhancement program launched in the fall of 2002 were unable to offset the losses incurred in the other segments.

Supervisory Board

Dr. h.c. Friedel Neuber
Chairman

Frank Bsirske*
Deputy Chairman

Dr. Paul Achleitner

Carl-Ludwig von Boehm-Bezing

Burkhard Drescher

Wilfried Eickenberg*

Ralf Hiltenkamp*

Heinz-Eberhard Holl

Berthold Huber*

Berthold Krell*

Dr. Dietmar Kuhnt (as of May 15, 2003)

Dr. Gerhard Langemeyer

Josef Pitz*

Dr. Wolfgang Reiniger

Günter Reppien*

Bernhard von Rothkirch*

Dr. Manfred Schneider

Klaus-Dieter Südhofer*

Dr. Alfons Friedrich Titzrath (until May 15, 2003)

Prof. Karel Van Miert

Erwin Winkel*

* Employee representative.

Executive Board

Harry Roels (as of February 1, 2003)
CEO

Dr. Dietmar Kuhnt (until February 28, 2003)
CEO

Dr. Richard R. Klein (until March 13, 2003)

Dr. Gert Maichel

Manfred Remmel (until March 13, 2003)

Dr. Klaus Sturany

Jan Zilius

Consolidated income statement

€ million		Jul – Sep 2003	Jul – Sep 2002	Jan – Sep 2003	Jan – Sep 2002
Revenue[1]		9,501	10,192	31,935	35,353
Discontinuing operations		–	–	–	7,682
Mineral oil tax/natural gas tax/electricity tax		– 242	– 190	– 819	– 2,918
Discontinuing operations		–	–	–	– 2,341
Revenue (without mineral oil tax/natural gas tax/electricity tax)		**9,259**	**10,002**	**31,116**	**32,435**
Changes in finished goods and work in progress/other own work capitalized		161	40	298	454
Cost of materials[1]		– 4,705	– 5,937	–16,414	–19,521
Staff costs		– 1,850	– 1,941	– 5,703	– 5,623
Depreciation, amortization and impairment losses		– 1,161	– 1,104	– 3,300	– 2,706
Other operating result		– 850	– 93	– 2,241	– 2,445
Income from operating activities		**854**	**967**	**3,756**	**2,594**
Income from investments		85	– 201	194	503
Financial result		– 621	– 667	– 2,092	– 1,822
Income before tax		**318**	**99**	**1,858**	**1,275**
Taxes on income		– 130	9	– 946	– 118
Income after tax		**188**	**108**	**912**	**1,157**
Minority interest		– 77	– 20	– 180	– 251
Net income		**111**	**88**	**732**	**906**
Discontinuing operations		–	836	–	769
Earnings per share[2]					
Excl. goodwill amortization	€	0.63	0.67	2.59	2.57
Discontinuing operations	€	–	1.50	–	1.38
Incl. goodwill amortization	€	0.20	0.16	1.30	1.61
Discontinuing operations	€	–	1.49	–	1.37

[1] The previous year's figures have been adjusted.
[2] Undiluted earnings per share are identical to diluted earnings per share.

Consolidated balance sheet

Assets € million	Balance at 09/30/03	Balance at 12/31/02
Non-current assets		
Intangible assets	19,988	18,518
Property, plant and equipment	36,780	33,779
Financial assets	6,407	9,280
	63,175	**61,577**
Current assets		
Inventories	3,492	3,505
Accounts receivable and other assets	16,440	16,371
Marketable securities	9,055	8,459
Cash and cash equivalents	2,970	2,143
	31,957	**30,478**
Deferred taxes	6,296	7,593
Prepaid expenses	618	625
	102,046	**100,273**

Equity and liabilities € million	Balance at 09/30/03	Balance at 12/31/02
Equity/minority interest		
Group interest	6,740	6,429
Minority interest	2,351	2,495
	9,091	**8,924**
Provisions	37,023	40,187
Liabilities	45,078	41,140
Deferred taxes	6,679	6,566
Deferred income	4,175	3,456
	102,046	**100,273**

Consolidated cash flow statement

€ million	Jan – Sep 2003	Jan – Sep 2002
Income after tax	912	1,157
Depreciation, amortization, impairment losses, write-backs	3,302	2,747
Changes in long-term provisions	- 222	1,088
Deferred taxes/non-cash expenses and income/proceeds from disposition of assets	258	- 1,019
Changes in working capital/other	- 274	71
Cash flows from operating activities	**3,976**	**4,044**
Discontinuing operations	-	300
Capital expenditure on property, plant and equipment and financial assets	- 8,132	-14,884
Proceeds from disposition of property, plant and equipment and financial assets	2,890	1,769
Changes in marketable securities and cash investments	- 417	242
Cash flows from investing activities	**- 5,659**	**-12,873**
Discontinuing operations	-	- 318
Cash flows from financing activities	**2,527**	**7,793**
Discontinuing operations	-	- 42
Currency translation	- 58	- 83
Changes in scope of consolidation and other changes	41	- 10
Net change in cash and cash equivalents	**827**	**- 1,129**
Cash and cash equivalents at beginning of year	2,143	3,842
Cash and cash equivalents at end of reporting period	**2,970**	**2,713**
Financial assets at beginning of year	14,387	18,127
Financial assets at end of reporting period	**14,375**	**15,040**
Gross financial debt at beginning of year	29,881	19,253
Gross financial debt at end of reporting period	**33,212**	**30,481**
Net financial debt at beginning of year	15,494	1,126
Net financial debt at end of reporting period	**18,837**	**15,441**

Changes in equity and minority interest

€ million	Group interest	Minority interest	Total
Balance at 12/31/01	7,730	3,399	11,129
Dividends paid	- 562	- 231	- 793
Other comprehensive income/other	- 1,961	- 906	- 2,867
Income after tax	906	251	1,157
Balance at 09/30/02	**6,113**	**2,513**	**8,626**
Balance at 12/31/02	6,429	2,495	8,924
Dividends paid	- 619	- 174	- 793
Other comprehensive income/other	198	- 150	48
Income after tax	732	180	912
Balance at 09/30/03	**6,740**	**2,351**	**9,091**

Notes

Accounting policies

The interim report for the period ended September 30, 2003 has been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprise the IFRS newly adopted by the International Accounting Standards Board (IASB), the International Accounting Standards (IAS) as well as the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and of the Standing Interpretations Committee (SIC).

This interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2002. For further information, please consult the consolidated financial statements for the period ended December 31, 2002, which provide the basis for this interim report.

The interest rate for pension provisions, provisions for nuclear waste disposal and provisions for mining is 5.5% as of January 1, 2003 (previous year: 6.0%).

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all domestic and foreign companies which RWE controls directly or indirectly. The US water company American Water and the Polish electric utility STOEN were consolidated as of January 1, 2003. RWE relinquished its majority stake in the US hard coal producing company CONSOL Energy by selling shares held in CONSOL at the end of September 2003. Therefore, we stopped consolidating the CONSOL Group fully as of September 30, 2003 and now account for it under the equity method. Principal associates are accounted for under the equity method. Other principal associates are also accounted for under the equity method. The scope of consolidation breaks down as follows:

	09/30/03	12/31/02
Fully consolidated companies	698	724
Investments accounted for at equity	230	245

These interim financial statements for the period ended September 30, 2003 are principally characterized by the first-time consolidation of American Water and the transition from the full consolidation to the equity accounting method for the CONSOL Group. Our Czech gas activities and the British electric utility Innogy, which were consolidated for the first time effective May 1 and June 1, 2002, respectively, were included in the previous year's corresponding period on a five- and four-month basis, respectively. Furthermore, figures for the previous year's first three quarters still disclose the Shell & DEA Oil joint venture's downstream business, which was sold as of July 1, 2002. All results and activities pertaining to the divested downstream business are stated under "discontinuing operations."

Revenue

Revenue from energy trading operations is stated only at realized gross margins. The previous year's gross figures have been adjusted accordingly.

Research and development costs

In the first three quarters of 2003, research and development costs totaled €303 million.

Own shares

In the first three quarters of 2003, RWE Group companies bought 279,080 common shares on the capital market at an average cost of €24.98 per individual share certificate. They account for €714,444.80 of the Corporation's share capital (0.05‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 5,465 common shares at an average price of €25.50 per individual share certificate within the scope of capital formation and 23,615 common shares at an average price of €3.55 on the occasion of service anniversaries. Aggregate proceeds amounted to €223,190.75. Differences to the purchase price were recorded with an effect on results.

RWE AG held 250,000 common shares as own shares as of September 30, 2003. This share package held in connection with the issuance of own shares to Group employees has a value of €640,000.00 (0.04‰ of subscribed capital).

As of December 31, 2002, 37,827 RWE common shares with an aggregate nominal value of €96,837.12 (0.01‰ of subscribed capital) were held for RWE Thames Water employees by an affiliate. This company ceased to be affiliated with RWE as of September 30, 2003.

Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights for common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and affiliates.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons up to the end of the day on March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be used for already existing common shares instead of young shares from contingent capital and that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

The stock options listed in the table below have been issued so far:

Stock options	**Originally issued**	**Balance at 12/31/02**	**Expired in 2003**	**Balance at 09/30/03**
1999 tranche	1,935,800	1,319,300	- 67,700	1,251,600
2000 tranche	4,336,500	2,983,000	- 191,500	2,791,500
2001 tranche	5,222,300	4,454,100	- 233,000	4,221,100
2001A tranche	5,262,300	4,818,500	- 195,500	4,623,000
Total	**16,756,900**	**13,574,900**	**-687,700**	**12,887,200**

Furthermore, other virtual stock option plans are offered to employees, executive board members and other executives of RWE AG and its affiliates in Germany and abroad, on which we reported separately in the financial statements for the period ended December 31, 2002.

Dividend payout

For RWE AG's fiscal 2002, a dividend of €1.10 per share was paid, which included a bonus.

Earnings per share

Earnings per share are calculated as follows:

		Jan – Sep 2003	Jan – Sep 2002
Net income	€ million	732	906
Number of shares outstanding (weighted average)	thousands	562,349	562,405
Earnings per share	€	1.30	1.61
Earnings per share net of goodwill amortization	€	2.59	2.57

Undiluted earnings per share are identical to diluted earnings per share.

Contingent liabilities

Contingent liabilities principally relate to liabilities ensuing from guarantees. They have increased by €108 million to €1,315 million since December 31, 2002. This rise was principally caused by the Electricity Business Area.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	**Jan – Sep 2003**	**Jan – Sep 2002**
Income from operating activities	3,756	2,594
+ Income from investments	194	503
– Non-operating result	15	86
Operating result	**3,965**	**3,183**

The reconciliation addresses the following points:

- Income from investments includes all costs and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- RWE's share in the net income of the HOCHTIEF Group, which is accounted for under the equity method, is included in the operating result.
- Income and costs that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result. Furthermore, the non-operating result includes goodwill amortization from capital consolidation. The non-operating result also contains the release of negative goodwill.

Reconciliation from EBITDA to the operating result € million	**Jan – Sep 2003**	**Jan – Sep 2002**
EBITDA	6,191	5,115
– Operating depreciation and amortization	– 2,323	– 2,136
EBIT	3,868	2,979
+ Operating result of investments	97	204
Operating result	**3,965**	**3,183**

Financial calendar 2003_2004

11/13/2003
Interim report for the
first three quarters of 2003
and conference call*

01/06/2004
Preliminary report on fiscal 2003

02/26/2004
Annual report for fiscal 2003
_Balance sheet press conference
_Analyst conference*

04/15/2004
Annual General Meeting*

04/16/2004
Ex-dividend date

05/11/2004
Interim report for the
first quarter of 2004
and conference call*

08/10/2004
Interim report for the
first half of 2004
_Mid-year press conference
_Analyst conference*

11/09/2004
Interim report for the
first three quarters of 2004
and conference call*

* These events will be broadcast live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously.
We will keep the recordings on our Web site for at least three months.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 (0) 201/12-00
F +49 (0) 201/12-15199
I www.rwe.com

Investor Relations
T +49 (0) 201/12-15025
F +49 (0) 201/12-15265
E invest@rwe.com
Private investors are welcome to call our Investor Relations hotline:
T +49 (0) 1801/304070

File No. 82-4018

RWE

Corporate calendar 2004

Preliminary report on fiscal 2003	01/06/2004
Annual report for fiscal 2003 - Balance sheet press conference - Analyst conference	02/26/2004
Annual General Meeting	04/15/2004
Ex-dividend date	04/16/2004
Interim report for the first quarter of 2004	05/11/2004
Interim report for the first half of 2004 - Mid-year press conference - Analyst conference	08/10/2004
Interim report for the first three quarters of 2004	11/09/2004

File No. 82-4018

RECEIVED

2005 OCT 24 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act

Following an orderly audit, the Executive and Supervisory Boards of RWE AG issued the following declaration of compliance pursuant to Sec. 161 of the German Stock Corporation Act:

"RWE Aktiengesellschaft complies with all of the recommendations of the German Government Corporate Governance Code Commission issued in the July 4, 2003 version of the Code.

Since the issuance of the last declaration of compliance on June 2, 2003 and until February 23, 2004, RWE Aktiengesellschaft fully complied with the recommendations of the German Government Corporate Governance Code Commission announced on November 26, 2002 and with the version of the Code published on July 4, 2003, with the exception of newly introduced recommendations. These recommendations will be fully complied with from February 24, 2004 onwards. They stipulate that the Supervisory Board's compensation system at the suggestion of the committee responsible for Executive Board contracts (Item 4.2.2, Para. 1). Pursuant to Item 4.2.3, Paras. 3 and 4, the basics of the remuneration system are to be published and illustrated on the company's website, in its annual report, and at its AGM in clear and understandable language.

Item 4.2.4, Sentence 2 and Item 5.4.5, Para. 2 stipulate that Executive and Supervisory Board compensation be disclosed and broken down by member. The notes to the consolidated financial statements for fiscal 2003 provided us with the first opportunity to comply with this provision."

Essen, February 24, 2004

RWE Aktiengesellschaft

On behalf of the Supervisory Board

On behalf of the Executive Board

(Dr. h.c. Friedel Neuber)

(Harry Roels) (Jan Zilius)

File No. 82-4018

RWE

Entsprechenserklärung gemäß § 161 AktG

Vorstand und Aufsichtsrat der RWE AG geben nach pflichtgemäßer Prüfung die folgende Entsprechenserklärung gemäß § 161 AktG ab:

„Die RWE Aktiengesellschaft entspricht sämtlichen Empfehlungen der "Regierungskommission Deutscher Corporate Governance Kodex" in der am 4. Juli 2003 bekannt gemachten Fassung.

Die RWE Aktiengesellschaft entsprach in dem Zeitraum seit Abgabe der Entsprechenserklärung am 2. Juni 2003 bis zum 23. Februar 2004 den Empfehlungen in der am 26. November 2002 bekannt gemachten Fassung vollständig und in der am 4. Juli 2003 bekannt gemachten Fassung mit Ausnahme der neu aufgenommenen Empfehlungen. Diese Empfehlungen werden ab dem 24. Februar 2004 vollständig eingehalten. Sie sehen vor, dass das Aufsichtsratsplenum auf Vorschlag des Gremiums, das die Vorstandsverträge behandelt, über die Struktur des Vergütungssystems für den Vorstand berät und diese regelmäßig überprüft (Ziff. 4.2.2 Abs. 1). Ferner sollen die Grundzüge des Vergütungssystems in allgemein verständlicher Form auf der Internetseite der Gesellschaft bekannt gemacht sowie im Geschäftsbericht und in der Hauptversammlung erläutert werden (Ziff. 4.2.3 Abs. 3 u. 4). Für die Befolgung der neuen Empfehlung zur individualisierten Offenlegung der Vergütung von Vorstand und Aufsichtsrat (Ziff. 4.2.4 Satz 2 u. Ziff. 5.4.5 Abs. 2), bot der Anhang zum Konzernabschluss für das Geschäftsjahr 2003 die erste Gelegenheit."

Essen, 24. Februar 2004

RWE Aktiengesellschaft

Für den Aufsichtsrat

(Dr. h.c. Friedel Neuber)

Für den Vorstand

(Harry Roels)

(Jan Zilius)

RWE Aktiengesellschaft

File No. 82-4018

RWE

RECEIVED

2005 OCT 24 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Invitation

to the Annual General Meeting of

RWE Aktiengesellschaft on April 15, 2004



RWE Aktiengesellschaft, Essen

RWE Aktiengesellschaft

Essen

International Securities Identification Numbers (ISIN):
DE 0007037129, DE 0007037145

Invitation to the Annual General Meeting

Dear Shareholders,

We hereby invite you to attend our Annual General Meeting, which shall convene at 10:00 a.m. on Thursday, April 15, 2004, in the Grugahalle on Norbertstraße 2 in Essen, 45131, Germany.

Agenda

1. **Presentation of the Certified Financial Statements of RWE Aktiengesellschaft and the Group for the financial year ended December 31, 2003 with the combined Review of Operations of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of distributable profit, and the Supervisory Board Report for fiscal 2003.**

The aforementioned documents have been made available on the Internet at www.rwe.com and in the offices of RWE Aktiengesellschaft corporate headquarters, which are located on Opernplatz 1, 45128 Essen, Germany. Copies of these documents will be furnished immediately upon request from any shareholder.

2. **Appropriation of distributable profit**

The Executive Board and the Supervisory Board propose that RWE Aktiengesellschaft's distributable profit for fiscal 2003 be appropriated as follows:

Payment of a dividend of EUR 1.25 per individual share on the dividend-bearing capital stock of

EUR 1,439,756,800.00	=	EUR 703,006,250.00
Profit carryforward	=	EUR 93,508.19
Distributable profit	=	EUR 703,099,758.19

Important tax information: Since the dividend is subject to the German half-income method, the so-called "Halbeinkünfteverfahren," the dividend payment does not qualify for a corporate income tax credit.

3. Approval of the Acts of the Executive Board for fiscal 2003

The Executive Board and the Supervisory Board propose that the Executive Board be granted approval for its acts in fiscal 2003.

4. Approval of the Acts of the Supervisory Board for fiscal 2003

The Executive Board and the Supervisory Board propose that the Supervisory Board be granted approval for its acts in fiscal 2003.

5. Appointment of the auditors for fiscal 2004

The Supervisory Board proposes that

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Zweigniederlassung Essen

be appointed auditors for fiscal 2004.

6. Amendment to Sec. 12, Para. (4) of the Articles of Incorporation through the addition of a new Sentence 2

The Executive Board and the Supervisory Board propose to pass the following resolution:

Sec. 12, Paragraph (4) of the Articles of Incorporation, which currently sets forth in one sentence that the members of the Supervisory Board are entitled to a reimbursement of their out-of-pocket expenses, shall be amended with a new Sentence 2 with the following wording:

"Unless itemized invoices are submitted to substantiate out-of-pocket expenses, on attending a meeting of the Supervisory Board or one of its committees, each member shall receive a per diem of Euro 500 for every day of session."

Shareholder motions

Pursuant to Sec. 125 et seqq. of the German Stock Corporation Act (AktG), the Executive Board is obligated to publish motions filed by shareholders only if petitioners provide proof of their capacity as shareholders in a timely manner. All shareholder motions must be submitted to:

RWE Aktiengesellschaft
Organisationseinheit Recht/Organ-angelegenheiten Konzern
Opernplatz 1
45128 Essen
Germany
(Fax: +49 (0) 2 01-1 21-57 43)

or per e-mail to:

hv2004.gegenantraege@rwe.com.

We will publish motions and electoral proposals made by shareholders that must be made accessible and are submitted to one of the two aforementioned addresses by March 31, 2004 on the Web at www.rwe.com. Motions sent to addresses other than the ones mentioned above will not be considered.

Attendance of the Annual General Meeting

Entitled to attend the Annual General Meeting are holders of common shares and preferred shares without voting rights, who deposit their shares with the company, a German notary, a securities clearing and depositing bank, or one of the following banks by April 8, 2004, and leave them there until the end of the Annual General Meeting:

Deutsche Bank AG
Dresdner Bank AG
WestLB AG
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
National-Bank AG
Norddeutsche Landesbank Girozentrale.

In Switzerland, shares may be deposited with the following banks:

Credit Suisse First Boston
UBS AG.

The deposit can also be made by the shares being blocked by another bank with the approval and on behalf of one of the depositaries until the end of the Annual General Meeting.

In the event of a deposit with a German notary or a securities clearing and depositing bank, the certificate of deposit must be sub-

mitted to the company no later than on the first business day after expiry of the deadline for the deposit.

Once again, we are affording our shareholders the opportunity to be represented during votes by a proxy nominated by the company. This proxy must be given power of attorney and instructions for the exercise of the voting rights. The proxy is obligated to vote in accordance with the instructions received.

Powers of attorney and instructions on the exercise of voting rights may be submitted to the proxy nominated by the company, via the Internet, or in writing using the appropriate forms. If using the Internet, powers of attorney and instructions can even be submitted during the Annual General Meeting. Details of this procedure, including binding deadlines, technical requirements, procedural steps, the process and risks associated with making changes to instructions are described in a brochure that can be obtained by shareholders from their depositary bank and can be downloaded from the Internet from www.rwe.com.

Shares must be deposited within the appropriate deadline according to the aforementioned provisions even when a proxy nominated by the company is chosen for the exercise of voting rights. All allowable forms of attendance and proxy, including attendance in person, attendance by proxy, attendance by name through a bank or a shareholders' association shall remain unaffected

by this option of exercising voting rights and shall remain possible without limitation.

Essen, March 2, 2004

Sincerely yours,

RWE Aktiengesellschaft
The Executive Board

The invitation to the Annual General meeting was published in the electronic version of the Bundesanzeiger (German Federal Gazette) of March 2, 2004. The invitation and documents made available on convocation of the Annual General Meeting are also available on the Web at www.rwe.com.

RWE Aktiengesellschaft, Essen

RWE

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 (0) 201/12-00
F +49 (0) 201/12-15199
I www.rwe.com



File No. 82-4018

RWE

Information on attendance and proxy voting

Annual General Meeting of RWE Aktiengesellschaft on April 15, 2004



RWE Aktiengesellschaft, Essen

RWE
Aktiengesellschaft

Essen

Information

on attendance and proxy voting for the
Annual General Meeting of
RWE Aktiengesellschaft on April 15, 2004

Contents

RWE Aktiengesellschaft, Essen

Dear Shareholders,

This brochure is designed to describe the options of attending the Annual General Meeting, proxy voting and the live webcast. An **admission ticket** is required for all options of attending the meeting and proxy voting (see items 1 to 3 on the following pages). Please order the ticket from your depositary bank for each of your custodian accounts. Your depositary bank will send you the appropriate form. This will ensure that your shares are deposited properly. The shares must be deposited by the **April 8, 2004** deadline. Failure to meet the deadline will prohibit you from exercising your voting rights. To ensure that you receive an admission ticket in time for the AGM, we recommend that you submit your ticket order to your depositary bank as early as possible.

1. Attendance in person or by an authorized person of your choice

If you wish to attend the Annual General Meeting in person or by proxy, please make sure that you or your proxy submit the admission ticket sent to you by your depositary bank—if appropriate, together with the completed and signed "proxy" form (marked with an [A] on the back of the admission ticket)—at any of the registration counters in the foyer of the Grugahalle. In return, you or your proxy will receive a carnet of voting ballots.

If you wish to leave the Annual General Meeting early, you can arrange to be represented by a voting proxy nominated by the company. All you need to do is hand in your voting ballot carnet to one of the counters marked for "proxy voting" in the foyer or at the exit. Our staff will be happy to explain further steps to you. You may also make use of this option if you want to stay at the Annual General Meeting, but would prefer to be represented by someone else during the votes.

2. Giving proxies appointed by RWE AG authorization and instructions via the Internet

If you do not wish to attend the Annual General Meeting in person and have not authorized a third person to act on your behalf, you can arrange to be represented by a voting proxy appointed by the company and give the proxy authorization and instructions via the Internet. This also absolutely requires you to have an admission ticket, which you can order from your depositary bank. On receipt of the admission ticket, you can use the Web-based authorization and instruction system, which will become available at **8:00 a.m. on March 26, 2004**. You may not use it before then.

Giving authorization and instructions via the Internet

You can access the system via the company's website at **www.rwe.com**. Follow the link "Annual General Meeting of RWE AG on April 15, 2004." You will then be forwarded to the Web-based authorization and instruction system. To register, you must enter your five-digit admission ticket number along with the adjacent check digit.

Admission Ticket No./
Check Digit:

To continue, click REGISTER.

Enter the information requested on the online form in the appropriate boxes **exactly** as it appears on your admission ticket. Even if your name or city is spelled incorrectly on the admission ticket, enter this information exactly as it appears on your admission ticket. Please make sure that you do not enter your title (Mr., Ms., Dr., etc.) or any other part of your name (III., Jr., etc.) in the "First name" or "Last name" fields. Once you have verified your data, click REGISTER.

Now you will receive a personal eight-digit access code, which we recommend you write down or print out. **You will need this access code and your admission ticket number along with your check digit to log back on to the system in the future.** Once you have completed this step, click CONTINUE.

Once you have confirmed that you have acknowledged the legal information and disclaimer, you are ready to give authorization and instructions. Please give instructions for each item listed for voting on the agenda. Click on YES or NO. If you wish to abstain on an agenda item, leave the fields empty. Then click on CONFIRM INSTRUCTIONS. This will take you to a verification screen. If your instructions appear correctly, please click on ISSUE AUTHORIZATION AND INSTRUCTIONS. If you wish to alter them, click on MODIFY AUTHORIZATION. Once you have given the authorization and instructions, you will receive a confirmation that can be printed for your records.

The electronic authorization and instructions must be transmitted **before the beginning of the voting procedures on the day of the Annual General Meeting** for them to be considered. Voting begins depending on the course of events at the AGM. Therefore, the commencement of voting cannot be accurately determined in advance. The Chairman of the AGM determines the timing. We thus recommend that you make your arrangements as early as possible and follow the AGM's live webcast.

Revoking authorizations and changing instructions via the Internet

In principle, you can revoke authorizations given via the Internet and change your instructions. To log back in to the authorization and instruction system, you need the number on your admission ticket, the check digit, and your personal access code. Revocations and changes must also be transmitted **before the beginning of the voting procedures on the day of the AGM** in order to be considered.

You are always free to attend the AGM in person using your admission ticket or authorize a proxy to exercise your voting rights as described under item 1. Should you or a person authorized by you attend the AGM, the authorization and instructions previously given via the Internet become null and void.

3. Giving proxies appointed by RWE AG authorizations and instructions in writing

If you do not have an Internet connection and would like to be represented by a voting proxy appointed by the company, you can give authorization and instructions in writing. This can be done by completing the form on the lower section of the back of your admission ticket with the heading "Authorization given to voting proxies appointed by RWE AG" (marked with an [E] in the upper right-hand corner). Voting proxies can only make use of your authorization if you give them instructions on how to exercise your voting rights and sign the authorization with a valid signature. Voting proxies are obligated to vote on agenda items according to your instructions.

Please send your original admission ticket along with the original signed [E] authorization and instructions for exercising your voting rights to the address below so that they arrive at RWE by April 13, 2004. Please note that photocopies will not be accepted.

RWE Aktiengesellschaft
Kennwort: Stimmrechtsvertretung
(keyword: proxy voting)
45105 Essen, Germany

Authorizations and instructions received after this deadline will not be considered. Please note that mail delivery times are beyond our control.

4. Shareholder countermotions

Motions and electoral proposals filed by shareholders that are subject to announcement in accordance with Sec. 125 et seqq. of the German Stock Corporation Act will be published on the Internet at www.rwe.com. If you wish to go along with such countermotions against draft resolutions by company management, please cast a "no" vote on the agenda items to which the countermotions refer. Separate votes are held on countermotions only if the draft management resolution fails to draw the required majority vote. If you want to make sure that your voting right is also exercised in these extended voting procedures, you must either attend the AGM in person or arrange to be represented by an authorized person of your choice (see item 1). Therefore, you cannot participate in these voting procedures if you have given authorization and instructions via the Internet (see item 2) or in writing (see item 3).

5. AGM webcast

The April 15, 2004 AGM will be broadcast live on the Internet. You can access the webcast from the company's homepage at **www.rwe.com**. Follow the link "Annual General Meeting of RWE AG on April 15, 2004." This will forward you to the webcast. Viewing the AGM via the Internet requires one of the following streaming players: Real Player® (version G2 or newer) or MS Media Player® (version 6.4 or newer).

6. Technical information

Use of the Internet-based authorization and instruction system requires one of the following operating systems: Microsoft® Windows 95, 98, ME, NT 4.0 or XP. You must also have Internet access and a browser installed. The system is optimized for Microsoft® Internet Explorer® (version 4.5 or newer). In addition, the following browser settings must be activated: "Java Script," "Style Sheets" (default) and "Use SSL."

The connection is established using 128 bit SSL encryption, which means that your browser must provide support for SSL encryption. SSL encryption is a standard feature in Microsoft® Internet Explorer® Version 5.5 SP 2. Earlier versions (4.5 – 5.5) may not support SSL encryption by default. However,

they can be upgraded by downloading a "high encryption pack" from http://www.microsoft.com/windows/ie_intl/de/download/128bit/highenc.asp.

We have set up a toll-free hotline and an AGM service mailbox for any questions you may have:

Hotline

Germany:	**0800-1016146**
outside Germany:	**+49-8138-930660**

The hotlines are open daily from 8:00 a.m. to 10:00 p.m. starting on March 26, 2004.

Service mailbox: hv2004@rwe.com

Technical and organizational measures taken by RWE AG to ensure system performance comply with generally accepted standards. However, the Internet-based proxy voting system may experience technical malfunction despite the precautionary measures taken. This may prevent authorizations, revocations, instructions and changes to instructions from being transmitted punctually, completely, or at all. RWE AG cannot be held liable for such events. Furthermore, RWE AG cannot be held liable for any errors committed by service providers involved in processing such transactions or for network, hardware, or software defects. In addition, RWE AG cannot be held liable for the performance, availability or uninterrupted operability of the telecommunications network or Internet service, nor can the company assume responsibility for compliance with standard mail delivery times.

Should any tampering with the Internet-based voting proxy system be detected despite the security precautions, we reserve the right to discontinue proceedings without advance notice to ensure the voting process is conducted properly.

Essen, March 2004

Sincerely yours,

RWE Aktiengesellschaft

In a nutshell:

1. Order your admission ticket from your depositary bank by **April 8, 2004** (or sooner, if possible).

2. Authorizations and instructions can be given via the Internet at **www.rwe.com**.

   Authorizations and instructions can be given until **April 15, 2004, before the voting procedures commence.**

3. Authorizations and instructions in writing must be received by RWE on or before **April 13, 2004** (the date of receipt by RWE is decisive).

4. AGM live webcast at **www.rwe.com** starts at **10:00 a.m. on April 15, 2004**.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 (0) 201/12-00
F +49 (0) 201/12-15199
I www.rwe.com



RWE

Aktiengesellschaft
Essen, Germany

Counter-motions of **Mr. Eduard Bernhard,** Kleinostheim, March 31, 2004

Re agenda item 2: Appropriation of distributable profit

The motion proposes that the distributable profit in the amount of € 703,099,758 be reduced by approximately 20% (= approximately € 140 million), which should then be applied for electricity generation using renewable sources of energy, i.e. solar, wind, etc., for the construction of highly environmentally-friendly combined cycle power plants (CCGT) and for further development of energy conservation techniques, with the resulting increase in employment. Endeavors of this sort are, as is known, supported financially by EEC law to a great degree.

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2003

The motion proposes to refuse discharge of the Executive Board on the grounds of insufficient activities and information:

a) Failure to press ahead with the withdrawal from nuclear energy despite the near disaster in Harrisburg (USA), the catastrophe on April 26, 1986, i.e. 18 years ago, in Chernobyl (Russia), and the lack of a final repository for highly radioactive nuclear waste.

b) Failure to provide information regarding which nuclear power plants are covered by a no-fly zone and regarding security measures (cf. the terrorist attack in the United States on September 11, 2001) to prevent airborne or land-based terrorist attacks! Has the discussed smoke screen equipment for the nuclear power plants to help prevent an airborne attack been commissioned or already installed? Or has RWE made any other proposals to the Federal Minister of the Environment, Mr. J. Trittin, regarding other security measures? If so, what was the content of such?

c) Insufficient material and personnel consequences for years of serial malfunctions, some of which were serious in nature, at units A and B at the Biblis Nuclear Power Plant as well as failure to shut down unit A on the grounds that there is no emergency control center and deficient design of the containment at unit A to just 3% and at unit B to 20% against the crash of a Phantom jet at high speed. Scandalous security shortcomings in the emergency cooling system at unit A in the power plant, which is the case since construction (i.e. for more than 25 years) and was not noticed by any responsible parties from TÜV/RWE in the course of innumerable inspections! Why has this been allowed to go without consequences for the operational management at Biblis and the responsible parties on the RWE Executive Board?

In light of the above, this motion proposes the compilation and publication of documentation covering all malfunctions, operational errors and other safety-related incidents that have occurred in the last 10 years, together with the technical and personnel measures taken in response.

d) Why has the Land of Baden-Württemberg together with the cities of Ludwigshafen and Mannheim been excluded from RWE's Emergency Procedures Brochure on the Biblis Nuclear Power Plant, despite the fact that they are in the immediate zone of impact of 25 kilometers?

e) Provision of no information or incomplete information on the dismantling and disposal status of the 15 MW nuclear power plant in Karlstein/Bavaria: E.g. prospective date of completion of dismantling operations, waste volumes generated and forecast, broken down by low, moderate and highly radioactive waste, including indication of the nuclides involved. What types and amount of nuclear waste materials are stored at the Karlstein site as of December 31, 2003, and what types and amounts of nuclear waste materials are expected to be generated through to the end of the dismantling process? How many million euros in expenses will be incurred (projection) through to the end of the dismantling process and final release of the site and what reserves are reported in the balance sheet for these items?

Has the health of any of nuclear power plant employees been damaged or have any employees suffered occupational disability? Is any relevant litigation in process? Was it necessary at any point to remove employees from the control area because the life-time radiation dose of 40 rem had been reached?

f) Lack of or incomplete information regarding the decommissioning and disposal activities related to the closed-down RWE subsidiary "NUKEM-Brennelementefabrik Hanau".

The following information has not been provided:

- Prospective end date of dismantling and final release
- Prospective volumes of radioactive waste, broken down by nuclide and planned method of disposal
- Is it true that radioactive materials are being processed in the nuclear reprocessing facility at Karlsruhe? If so, where are such materials stored and what are the relevant volumes?
- What expenses have been incurred and are projected for the dismantling process?

A statutory review of the volumes of uranium which have been received, been processed and are still registered in the inventories is mandatory for the NUKEM plant in Hanau. To the best of our knowledge, no information has been provided on any discrepancies or missing amounts.

Accordingly, I hereby request documentation covering the last 10 years.

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2003

The motion proposes to refuse discharge on the following grounds:

- insufficient monitoring and appropriate intervention in the activities of the Executive Board in respect of the further pursuit of nuclear power operations, despite the enormous risks involved, inadequate disposal options for nuclear waste and neglect of alternative, i.e. environmentally-friendly power generation opportunities.
- Condoning that the Executive Board increased electricity prices on the grounds of an alleged increase in own costs and complicity with the Executive Board in almost completely scuttling the instrument "Emissions trading for CO_2 reduction" proposed by the Minister of the Environment Mr. Trittin as per the Kyoto Protocol, e.g. by using massive newspaper ads in protest, while at the same time approving the Executive Board's plans for acquisitions of new companies in England for billions and billions of euros before the end of the year. Truly a contradiction indeed!

RWE
Aktiengesellschaft
Essen, Germany

Counter-motion of **Mr. Jos Ruland,** Hasselt, Belgium, March 31, 2004

Re agenda item 3: Approval of the Acts of the Executive Board; and
Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2003

As a private shareholder residing in Belgium, I am aware that Rheinbraun Benelux (RWE branch in B-9160 Lokeren) has an excellent position on the household coal market in Belgium. Nevertheless, due to the development of competition on the market, this company saw a decline in its results.

In analyzing this situation, I was quite surprised to find that the reason for this decline was the company's main competitor, which is none other than its fellow RWE company SSM Coal Belgien (RWE branch in B-2630 Aartselaar). Up to now this company has played a rather minor role on the Belgian household coal market, but was deeply involved in industrial supplies, although also suffering from decline in its results.

It is hard enough to accept that income on invested capital is influenced by competition on the market, but it is even more difficult to understand when it is the case that the party mainly responsible for this decline in profitability belongs to the very same Group, i.e. RWE. Would it not be more befitting to work together towards a constructive specialization, as is the case in Germany where Rheinbraun is highly successful in supplying its products to the household market (Union briquettes, etc.) and SSM focuses on supplying industrial operations? Could one not also take advantage of international synergies to the benefit of all parties involved in this specialized market?

This attempt to obtain control over the Belgian market attests to an unfortunate lack of circumspection by the local management of SSM Coal Belgien and has brought little profit for both of these RWE subsidiaries. Accordingly, measures should be taken to better preserve RWE's sources of income and, in turn, the income achieved on the capital we have invested

File No. 82-4018

RWE

Aktiengesellschaft

Essen, Germany

Counter-motion of **Mr. Gerhard Bernlöhr,** Mögglingen, March 31, 2004

Re agenda item 6: Amendment to Sec. 12, Para. (4) of the Articles of Incorporation through the addition of a new Sentence 2

I hereby object to the supplementation of the reimbursement of expenses provided to the Members of the Supervisory Board by a lump-sum compensation of €500.00, if no specific relevant documentation is provided for the expenses incurred.

Grounds:

The remuneration of Members of the Supervisory Board is high enough that I can rightly expect from each and every one of these Members that they are deeply committed to the company. Such a commitment includes proper substantiation of expenses with the relevant documentation. They should by no means contribute to policies which support disorganization and laziness. I furthermore find the amount of €500 to be far too high, especially in light of the fact that there are many pensioners and others who have to subsist on that amount for an entire month.

File No. 82-4018

RWE

Aktiengesellschaft
Essen, Germany

Counter-motion of **Mr. Helmut Gühmann,** Leer, March 29, 2004:

Re agenda item 3: Approval of the Acts of the Executive Board; and

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2003

Our stock corporation still has common shares and preferred shares. Other major corporations have long since abandoned this practice.

I hereby move that the Executive Board and the Supervisory Board resolve to merge common and preferred shares, at the expense of the company. The prices of these two types of shares are presently quite close to each other. The company should put an end to this division into two classes of shares. One could, for example, use the current preferred shares to cover part of the cost of conversion by paying no dividend for such shares in 2004.

File No. 82-4018

RWE

Aktiengesellschaft

Essen

Counter-motion of **Mr. Thorsten Kosfeld**, Warstein, March 31, 2004

Re agenda item 5: Appointment of the auditors for fiscal 2004

I do not agree to the proposal of the Supervisory Board to appoint PwC Deutsche Revision AG as auditors for fiscal 2004.

I submit the counter-motion that

BDO Deutsche Warentreuhand AG
Wirtschaftsprüfungsgesellschaft
Zweigertstraße 37 - 41
45130 Essen
Germany

be appointed auditors for fiscal 2004 in order to bring about a change of the auditing company!

Grounds:

A cooperation over several years with one auditing company leads to personal relations between employees and auditors impeding the audit's objectivity. Therefore, the auditing company should be changed in regular intervals.

RWE

Aktiengesellschaft

Essen

Counter-motions of **Mr. Rainer Gieselmann,** Mönchengladbach, March 26, 2004

Re agenda item 2: Appropriation of distributable profit

I do not agree to the proposal of the Executive Board and the Supervisory Board for the appropriation of distributable profit to pay out an amount of € 1.25 as dividend per individual share.

I move to limit the dividend payout to € 1.10 per individual share and to use part of the distributable profit to safeguard jobs in the RWE Group.

Reason:

Employers, shareholders and companies have to return to the social market economy. It is their duty to create jobs and not to destroy them e.g. by early retirement schemes. It is unacceptable that Executive Board members, Supervisory Board members, and shareholders increase their wealth unilaterally from the profits.

Re agenda item 6: Amendment to Sec. 12, Para. (4) of the Articles of Incorporation through the addition of a new sentence 2.

I do not agree to the proposal and move to limit the reimbursement of out-of-pocket expenses to € 300.00.

In addition, the submission of itemized invoices to substantiate out-of-pocket expenses is to be made mandatory.

File No. 82-4018

RWE

Aktiengesellschaft
Essen

Comments of the Executive Board in response to the counter-motions:

The recommended dividend makes the RWE share more attractive to shareholders and the capital market. Dividend growth and enhanced competitiveness will remain vital for RWE in the future. Reviewing all the options for cost reductions is an ongoing management task. Wherever staff costs can be cut, this will be done in a socially-cushioned way. In this manner, RWE keeps the necessary balance between safeguarding competitiveness and job security.

In previous years, RWE had already successfully offered its shareholders to buy back and convert preferred shares. However, some of our shareholders have deliberately chosen to acquire preferred shares to participate in RWE especially because of the higher dividend yield. There is no need to convert the preferred shares into common shares. Nor would it be appropriate to convert the shares free of charge because the preferred shares were always issued at lower prices than the common shares. It would virtually be impossible to compensate for this by the preference shareholders renouncing their dividend because this would require the individual approval of all preference shareholders.

It is correct that SSM Coal and Rheinbraun Benelux are two Group companies operating in the Belgian coal market. However, the focus of SSM Coal is on the industrial business, while Rheinbraun Benelux predominantly serves the residential coal market. Both companies coordinate their activities in this respect.

A lot of the objections put forth by Mr. Bernhard were already addressed at Annual General Meetings in recent years. We cannot subscribe to them today either. RWE has long since relied in its power generation activities on a balanced mix of primary energies. Highest safety standards are ensured for the peaceful use of nuclear energy. The fact that no detailed information is provided about the type and scope of these precautions is part of the safety concept. Units A and B of Biblis nuclear power plant are also constantly reviewed from a technical perspective in order to ensure safe and responsible operation. The emergency brochure available on the Internet has been properly distributed. The experimental nuclear

power plant at Kahl (Karlstein) and the fuel assembly manufacturing facility of NUKEM at Hanau are being demolished under Atomic Energy Law supervision. Precautions have been taken for the interim storage of radioactive waste. Adequate provisions have been made.

RWE has played an active part in the discussion about the implementation of emissions trading. In this context, we have made it clear that we welcome emissions trading on principle as an action of climate protection, but that its regime must not put Germany at a disadvantage as an economic and energy-industry location. There is no connection between the increase of electricity prices and CO_2 trading, on the one hand, and the acquisitions of recent years, on the other hand.

The Supervisory Board has submitted a proposal to the Annual General Meeting for the election of the auditors. Recently, the German legislators significantly tightened the requirements for ensuring the independence of auditors. The required independence is already ensured by changing the auditor in charge periodically and by a number of additional measures.

As far as the reimbursement of expenses incurred by members of the Supervisory Board is concerned, the Articles of Incorporation already provide for reimbursement against submission of itemized invoices to substantiate the expenses. The lump-sum reimbursement serves to minimize the administrative expenses incurred by RWE through itemized substantiation of expenses. The lump-sum is based on the level of expenses incurred by members of the Supervisory Board and is in a standard range also found at other companies.

We consider all counter-motions to be unfounded and will make additional comments at the Annual General Meeting, if required.

Essen, April 2, 2004

RWE Aktiengesellschaft
The Executive Board

File No. 82-4018

RWE

RECEIVED
2005 OCT 24 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Newspaper advertisement as of April 16, 2004

Dividend Notice

Notification that the Annual General Meeting of April 15, 2004 has decided to distribute a dividend of € 1.25 per ordinary and preference share.

File No. 82-4018

Geteilte Freude ist doppelte Freude.

WIR ERHÖHEN DIE DIVIDENDE FÜR DAS GESCHÄFTSJAHR 2003 UM 14 %. UND FÜR DIE JAHRE 2004 BIS 2006 WOLLEN WIR DIE AUSSCHÜTTUNG UM DURCHSCHNITTLICH 15 % PRO JAHR STEIGERN.

ISIN	DE 0007037129	DE 0007037145

Die ordentliche Hauptversammlung vom 15. April 2004 hat beschlossen, für das **Geschäftsjahr vom 1. Januar 2003 bis 31. Dezember 2003** eine Dividende von € 1,25 je Stammaktie und je Vorzugsaktie auszuschütten.

Die Auszahlung der Dividende erfolgt durch die Deutsche *Börse Clearing AG*, Frankfurt am Main, **am 16. April 2004** über die Depotbanken unter Abzug von 20 % Kapitalertragsteuer und 5,5 % Solidaritätszuschlag auf die Kapitalertragsteuer.

Der Abzug der Kapitalertragsteuer und des Solidaritätszuschlags entfällt bei solchen Aktionären, die ihrer Depotbank eine „*Nicht-Veranlagungsbescheinigung*" des für sie zuständigen Finanzamtes eingereicht haben. Das Gleiche gilt ganz oder teilweise für Aktionäre, die ihrer Depotbank einen „Freistellungsauftrag" eingereicht haben, soweit das in diesem Auftrag angeführte Freistellungsvolumen nicht durch andere *Erträge aus Kapitalvermögen bereits* aufgebraucht ist.

Essen, im April 2004

RWE Aktiengesellschaft
Der Vorstand

RWE

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Hotline: 01801 / 451280
www.rwe.com

File No. 82-4018

RWE

Publication in the Federal Gazette as of May 28, 2004

No. 99 – Page 10 776

Annual General Meeting Resolution of April 15, 2004, on the Appropriation of Distributable Profit

On April 15, 2004, the Annual General Meeting decided to appropriate €703,006,250.00 of the €703,099,758.19 in distributable profit for fiscal 2003 to pay a dividend of €1.25 per share on the dividend-entitled capital stock of €1,439,756,800.00.

The €93,508.19 remaining after deducting the sum used for the dividend payment will be carried forward.

Bundesanzeiger
Freitag, 28. Mai 2004
Nummer 99 – Seite 10 776

Beschluss der Hauptversammlung vom 15. April 2004 über die Verwendung des Bilanzgewinns

Die Hauptversammlung hat am 15. April 2004 beschlossen, aus dem Bilanzgewinn für das Geschäftsjahr 2003 in Höhe von 703 099 758,19 € eine Dividende von 1,25 € je Stückaktie auf das dividendenberechtigte Grundkapital von 1 439 756 800,00 € in Höhe von insgesamt 703 006 250,00 € auszuschütten.

Der nach Abzug des für die Ausschüttung benötigten Betrags verbleibende Restbetrag von 93 508,19 € wird auf neue Rechnung vorgetragen.

on concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated July 13, 2004

Name	Legal relationship (Executive Board, Supervisory Board, spouse, relative)	Security/ option	Securities identification number	Type of transaction (purchase, sale)	Price per certificate	Number of certificate s	Nominal value of the security/ options
Dr. Kuhnt, Dietmar	Supervisory board member	Stock Appreciation Rights	off-exchange	Exercise (sale)	EUR 7,01	12.500	EUR 34,24

File No. 82-4018

ation concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated October 5, 2004

he on	Name	Legal relationship (Executive Board, Supervisory Board, spouse, relative)	Security/ option	Securities identification number	Type of transaction (purchase, sale)	Price per certificate	Number of certificates	Nominal value of the security/ options
4	Dr. Kuhnt, Dietmar	Supervisory board member	Share options (cash settled)	-	Exercise (sale)	15,89	80.000	-
04	Bonekamp, Berthold A.	Executive board member	Share options (cash settled)	-	Exercise (sale)	15,89	40.000	-
04	Zilius, Jan	Executive board member	Share options (cash settled)	-	Exercise (sale)	15,89	40.000	-
04	Dr. Sturany, Klaus	Executive board member	Share options (cash settled)	-	Exercise (sale)	15,89	60.000	-

File No. 82-4018

RWE

Publication in the ‚Börsenzeitung' as of Dec. 15, 2004

Notification of shareholdings in RWE according to Securities Trading Act (WpHG-Meldung)

Notification of Münchner Rückversicherungs-Gesellschaft AG, Munich, that their share in RWE's voting rights has come below the threshold of 5%. It is now 4.9%.

File No. 82-4018

15 Dezember 2004

RWE

RWE Aktiengesellschaft

Essen

Wertpapierkennnummern: 703 712
703 714

Veröffentlichung gem. § 25 Abs. 1 Wertpapierhandelsgesetz (WpHG)

Die Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München mit Sitz in München hat uns gem. §§ 21 Abs. 1, 22 Abs. 1 Nr. 1 WpHG mitgeteilt, dass sie mit Wirkung ab dem 7. Dezember 2004 die Schwelle von 5% der Stimmrechte an der RWE Aktiengesellschaft unterschritten hat und nunmehr über 4,9% der Stimmrechte an der RWE Aktiengesellschaft verfügt. Darin enthalten sind 3,5% der Stimmrechte, die ihr nach § 22 Abs. 1 Nr. 1 WpHG zuzurechnen sind.

RWE Aktiengesellschaft

Der Vorstand

File No. 82-4018

RECEIVED
2005 OCT 24 A 10:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RWE

Corporate calendar 2005

Annual report for fiscal 2004 - Press conference - Analyst conference	02/24/2005
Annual General Meeting	04/14/2005
Ex-dividend date	04/15/2005
Interim report for the first quarter of 2005	05/12/2005
Interim report for the first half of 2005 - Press conference - Analyst conference	08/11/2005
Interim report for the first three quarters of 2005	11/16/2005

File No. 82-4018

RWE

Publication in the ‚Börsenzeitung' as of Jan. 19, 2005

Notification of shareholdings in RWE according to Securities Trading Act (WpHG-Meldung)

Notification of Allianz AG, Munich, that their share in RWE's voting rights has come below the threshold of 5%. It is now 4.33%.

File No. 82-4018

Börsenzeitung 19/1/2005

RWE

RWE Aktiengesellschaft

Essen

Wertpapierkennnummern: 703 712
703 714

Veröffentlichung gem. § 25 Abs. 1 Wertpapierhandelsgesetz (WpHG)

Die Allianz Aktiengesellschaft mit Sitz in München hat uns gem. §§ 21 Abs. 1, 22 Abs. 1 Satz 1 Nr. 1 und Nr. 6 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an der RWE Aktiengesellschaft am 12. Januar 2005 die Schwelle von 5% unterschritten hat und nun 4,33% beträgt. Davon sind ihr 4,32% der Stimmrechte nach § 22 Abs. 1 Satz 1 Nummer 1 WpHG und 0,01% der Stimmrechte nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen.

RWE Aktiengesellschaft

Der Vorstand

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act

Following an orderly audit, the Executive and Supervisory Boards of RWE AG issued the following declaration of compliance:

"RWE Aktiengesellschaft complies with all of the recommendations of the German Government Corporate Governance Code Commission issued in the July 4, 2003 version of the Code and has complied with them since the issuance of the last declaration of compliance on February 24, 2004."

Essen, February 22, 2005

RWE Aktiengesellschaft

On behalf of the Supervisory Board	On behalf of the Executive Board	
(Dr. Thomas R. Fischer)	(Harry Roels)	(Jan Zilius)

File No. 82-4018

Entsprechenserklärung gemäß § 161 AktG

Vorstand und Aufsichtsrat der RWE AG geben nach pflichtgemäßer Prüfung die folgende Entsprechenserklärung ab:

„Die RWE Aktiengesellschaft entspricht sämtlichen Empfehlungen der "Regierungskommission Deutscher Corporate Governance Kodex" in der am 4. Juli 2003 bekannt gemachten Fassung und entsprach diesen auch seit Abgabe der letzten Entsprechenserklärung am 24. Februar 2004."

Essen, 22. Februar 2005

RWE Aktiengesellschaft

Für den Aufsichtsrat

(Dr. Thomas R. Fischer)

Für den Vorstand

(Harry Roels) (Jan Zilius)

File No. 82-4018

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 (0) 201/12-00
F +49 (0) 201/12-15199
I www.rwe.com

Invitation

to the Annual General Meeting of
RWE Aktiengesellschaft on April 14, 2005



you must enter your five-digit admission ticket number along with the adjacent check digit.

Admission Ticket No./
Check Digit

To continue, click REGISTER.

Enter the information requested on the online form in the appropriate boxes **exactly** as it appears on your admission ticket. Even if your name or city is spelled incorrectly on the admission ticket, enter this information exactly as it appears on your admission ticket. Please make sure that you do not enter your title (Mr., Ms., Dr., etc.) or any other part of your name (III., Jr., etc.) in the "First name" or "Last name" fields. Once you have verified your data, click REGISTER.

Now you will receive a personal eight-digit access code, which we recommend you write down or print out. **You will need this access code and your admission ticket number along with your check digit to log back on to the system in the future.** Once you have completed this step, click CONTINUE.

Once you have confirmed that you have acknowledged the legal information and disclaimer, you are ready to give authorization and instructions. Please give instructions for each item listed for voting on the agenda. Click on YES or NO. If you wish to abstain on an agenda item, leave the fields empty. Then click on CONFIRM INSTRUCTIONS. This will take you to a verification screen. If your instructions appear correctly, please click on ISSUE AUTHORIZATION AND INSTRUCTIONS. If you wish to alter them, click on MODIFY AUTHORIZATION. Once you have given the authorization and instructions, you will receive a confirmation that can be printed for your records.

The electronic authorization and instructions must be transmitted **before the beginning of the voting procedures on the day of the Annual General Meeting** for them to be considered. Voting begins depending on the course of events at the AGM. Therefore, the commencement of voting cannot be accurately determined in advance. The Chairman of the AGM determines the timing. We thus recommend that you make your arrangements as early as possible and follow the AGM's live webcast.

Revoking authorizations and changing instructions via the Internet

In principle, you can revoke authorizations given via the Internet and change your instructions. To log back in to the authorization and instruction system, you need the number on your admission ticket, the check digit, and your personal access code. Revocations and changes must also be transmitted **before the beginning of the voting procedures on the day of the AGM** in order to be considered.

1. Attendance in person or by an authorized person of your choice

If you wish to attend the Annual General Meeting in person or by proxy, please make sure that you or your proxy submit the admission ticket sent to you by your depositary bank—if appropriate, together with the completed and signed "proxy" form (marked with an [A] on the back of the admission ticket)—at any of the registration counters in the foyer of the Grugahalle. In return, you or your proxy will receive a carnet of voting ballots.

If you wish to leave the Annual General Meeting early, you can arrange to be represented by a voting proxy nominated by the company. All you need to do is hand in your voting ballot carnet to one of the counters marked for "proxy voting" in the foyer or at the exit. Our staff will be happy to explain further steps to you. You may also make use of this option if you want to stay at the Annual General Meeting, but would prefer to be represented by someone else during the votes.

Please send your admission ticket along with the signed [B] authorization and instructions for exercising your voting rights to the address below so **that they arrive at RWE by April 12, 2005**. The date of receipt is decisive.

RWE Aktiengesellschaft
Kennwort: Stimmrechtsvertretung
(keyword: proxy voting)
45103 Essen, Germany

Authorizations and instructions received after this deadline will not be considered. Please note that mail delivery times are beyond our control.

4. Shareholder countermotions

Motions and electoral proposals filed by shareholders that are subject to announcement in accordance with Sec. 125 et seqq. of the German Stock Corporation Act will be published on the Internet at **www.rwe.com**. Countermotions will be voted on separately only if a management decision proposal does not receive the required majority vote. If you want to make sure that your voting right is also exercised in these extended voting procedures, you must either attend the AGM in person or arrange to be represented by an

Contents

RWE Aktiengesellschaft, Essen

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We have set up a toll-free hotline and an AGM service mailbox for any questions you may have:

Hotline
Germany: **0800 1016146**
Outside Germany: **00800 10161460**

The hotlines are open daily from 8:00 a.m. to 10:00 p.m. starting on March 24, 2005.

Service mailbox: hv2005@rwe.com

Technical and organizational measures taken by RWE AG to ensure system performance comply with generally accepted standards. However, the Internet-based proxy voting system may experience technical malfunction despite the precautionary measures taken. This may prevent authorizations, revocations, instructions and changes to instructions from being transmitted punctually, completely, or at all. RWE AG cannot be held liable for such events. Furthermore, RWE AG cannot be held liable for any errors committed by service providers involved in processing such transactions or for network, hardware, or software defects. In addition, RWE AG cannot be held liable for the performance, availability or

In a nutshell:

1. Order your admission ticket from your depositary bank by **April 7, 2005** (or sooner, if possible).

2. Authorizations and instructions can be given via the Internet at **www.rwe.com**.

   Authorizations and instructions can be given until **April 14, 2005, before the voting procedures commence**.

3. Authorizations and instructions in writing must be received by RWE on or before **April 12, 2005** (the date of receipt by RWE is decisive).

4. The AGM live webcast at **www.rwe.com** starts at **10:00 a.m. on April 14, 2005**.

In addition, treasury stock is to be made available for floating on foreign stock exchanges. This gives the company the opportunity to expand its foreign shareholder base if necessary. The company competes on an international level and must appeal to investors from around the world. Foreign investors can be attracted more easily if they can invest on their countries' own stock exchanges.

Furthermore, the company seeks to be allowed to offer treasury stock as compensation in the event of a merger or the acquisition of a company or of a stake in a company. Treasury stock is an important acquisition currency. It can represent an attractive financing option for the company. Sellers often ask for treasury stock as compensation. If given the corresponding authorization, the company will be able to rapidly and flexibly complete acquisitions paid for in shares either in full or in part. Most importantly, it will be able to do so without seeking approval from the Annual General Meeting, which is often impossible due to time constraints. Moreover, the use of treasury stock as acquisition currency benefits existing shareholders in that their voting rights are not diluted compared to the situation before the company bought back its own shares. At present, their are no plans to make acquisitions in exchange for treasury stock.

RWE Aktiengesellschaft, Essen

The Executive Board will report on the exercise of this authorization at the Annual General Meeting following the transaction.

8. Amendment to Section 14, Paragraph 2 of the Articles of Association (Convocation of the Annual General Meeting) and to Section 15 of the Articles of Association (Attendance of the Annual General Meeting)

The Corporate Integrity and Modernization of the Right of Avoidance (UMAG) Bill envisions, among other things, an amendment to the statutory regulations governing the right of shareholders to attend annual general meetings. The proposed amendment centers on the abolition of the requirement to deposit shares prior to the annual general meeting. Once UMAG enters into force, the legitimacy of a shareholder can be established if proof of their shareholding is furnished by the financial institution which manages their securities account (commercial bank or financial institution). Such proof must relate to a cut-off date, which is referred to as a record date. The new regulation will also allow the articles of association to require shareholders to register prior to the annual general meeting. UMAG also includes provisions dedicated to the calculation of deadlines, including the deadline for the convocation of the annual general meeting.

a) The company is authorized to buy back up to 10 % of its capital stock in shares of any kind until October 13, 2006. If the acquisition is made on the stock exchange, the price per share paid by the company (excluding ancillary purchase costs) may not deviate by more than ten percent from the arithmetic mean of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the purchase. If the acquisition is arranged as a public purchase offer, the price per share offered and paid by the company may not deviate by more than 20 % from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the publication of the offer.

b) Pursuant to Item a), the Executive Board is authorized to call purchased shares without further approval from the Annual General Meeting.

c) Furthermore, the Executive Board is authorized to float common shares (1) purchased in accordance with Sub-item a) on foreign stock exchanges on which they have not been listed so far, or (2) to transfer these shares to third parties in connection with mergers or acquisitions of companies or of stakes in companies. Shareholder subscrip-

Section 15
Attendance of the Annual General Meeting

(1) Shareholders intending to attend the Annual General Meeting or exercise their voting rights must register prior to the Annual General Meeting. Registration must be in writing, either in German or in English.

(2) Furthermore, shareholders must provide proof of their entitlement to attend the Annual General Meeting or to exercise their voting rights. To meet this requirement, proof of the shareholder's shareholding must be furnished in writing by the commercial bank or financial institution which manages the shareholder's securities account. Such proof must be provided in writing in German or English.

(3) The company may also admit shareholders to the Annual General Meeting via electronic or other means, as long as this is legally permissible.

The Executive Board is instructed to apply for the entry of the aforementioned amendments to the Articles of Association into the commercial register only once UMAG has entered into force, including the provisions stated in the introductory portion of this agenda item governing the entitlement of shareholders to attend annual general meetings and the calculation of the deadline for convocation.

6. **Supervisory Board by-elections**

Dr. h. c. Friedel Neuber passed away on October 23, 2004. Mr. Burkhard Drescher resigned from the Supervisory Board as of the end of the day on December 31, 2004. On November 9, 2004, the Düsseldorf District Court appointed Dr. Thomas R. Fischer successor to Dr. h. c. Friedel Neuber on the Supervisory Board, and on January 4, 2004, it appointed Ms. Dagmar Mühlenfeld successor to Mr. Burkhard Drescher, both as ordinary members of the Supervisory Board in accordance with Section 104, Paragraph 1 and Paragraph 3, Item 2 of the German Stock Corporation Act (AktG).

Pursuant to Section 96, Paragraph 1 of the German Stock Corporation Act (AktG) and Section 7, Paragraph 1, Item 3 of the German Co-Determination Act (MitBestG), the Supervisory Board comprises ten members elected by the Annual General Meeting and another ten members elected by employees. The Annual General Meeting is not obliged to accept proposed candidates.

The court appointments of Dr. Thomas R. Fischer and Ms. Dagmar Mühlenfeld as ordinary members of the Supervisory Board is to be replaced by an election carried held the Annual General Meeting.

The Supervisory Board proposes that:

- Dr. Thomas R. Fischer, Berlin, Chairman of the Managing Board of WestLB AG, and

Annual General Meeting, individual items on the agenda, or individual speakers either at the beginning of, or during, the Annual General Meeting.

The Executive Board is instructed to apply for the entry of the aforementioned amendments to the Articles of Association into the commercial register only once UMAG has entered into force, including the provisions stated in the introductory portion of this agenda item governing the limitation of time allotted to shareholders to pose questions or give responses.

Shareholder motions

Pursuant to Section 125 et seqq. of the German Stock Corporation Act (AktG), the Executive Board is obligated to publish motions filed by shareholders only if petitioners provide proof of their capacity as shareholders in a timely manner. All shareholder motions must be submitted to:

RWE Aktiengesellschaft
Organisationseinheit
Recht/Organangelegenheiten Konzern
Opernplatz 1
45128 Essen
Germany
(Fax: +49 (0) 201-12-15743)

or per e-mail to:
hv2005.gegenantraege@rwe.com

Agenda

1. **Presentation of the approved Financial Statements of RWE Aktiengesellschaft and the Group for the financial year ended December 31, 2004 with the combined Review of Operations of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of distributable profit, and the Supervisory Board Report for fiscal 2004**

The aforementioned documents have been made available on the Internet at www.rwe.com and in the offices of RWE Aktiengesellschaft corporate headquarters, which are located on Opernplatz 1, 45128 Essen, Germany. Copies of these documents will be furnished free of charge and immediately upon request from any shareholder.

2. **Appropriation of distributable profit**

The Executive Board and the Supervisory Board propose that RWE Aktiengesellschaft's distributable profit for fiscal 2004 be appropriated as follows:

Payment of a dividend of €1.50 per individual share certificate on the dividend-bearing capital stock of

€1,439,756,800.00	=	€843,607,500.00
Profit carryforward	=	€90,564.82
Distributable profit	=	€843,698,064.82

RWE Aktiengesellschaft, Essen

The deposit can also be made by the shares being held by another bank with the approval and on behalf of one of the depositaries and blocked until the end of the Annual General Meeting.

In the event of a deposit with a German notary or a collective security deposit bank, the certificate of deposit must be submitted to the company no later than April 8, 2005.

Once again, we are affording our shareholders the opportunity to be represented during votes by a proxy nominated by the company. This proxy must be given power of attorney and instructions for the exercise of the voting rights. The proxy is obligated to vote in accordance with the instructions received.

Powers of attorney and instructions on the exercise of voting rights may be submitted to the proxy nominated by the company, via the Internet, or in writing using the appropriate forms. If using the Internet, powers of attorney and instructions can even be submitted during the Annual General Meeting. Details of this procedure, including binding deadlines, technical requirements, procedural steps, the process, and risks associated with making changes to instructions are described in a brochure that can be obtained by shareholders from their depositary bank and can be downloaded from the Internet from www.rwe.com.

File No. 82-4018

RECEIVED

2005 OCT 24 A 10: 33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RWE

Aktiengesellschaft

Essen

Countermotions of Mr. **Wilm Diedrich Müller**, Neuenburg, March 2, 2005

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2004

I have hereby moved not to approve the Acts of the Supervisory Board of the aforementioned company RWE AG

and would justify this motion by the fact that the same Supervisory Board did not prevent in fiscal 2004 that the aforementioned company RWE as one shareholder among many other shareholders of the aforementioned company RWE DEA has expropriated the other shareholders not commanding such an enormous amount of votes for an irrelevant reason so that these shareholders, who do not have to hold anything against themselves except for having owned not enough shares, now may never receive a dividend again from the aforementioned company.

Re agenda item 6: Supervisory Board by-elections

I have hereby moved to be elected to the Supervisory Board of the aforementioned company

and would justify this motion by the fact that I do not have such a relationship of personal trust with the persons proposed by the management that I would use first names when addressing these persons.

RWE

Aktiengesellschaft

Essen

Countermotions of **Dr. Andreas Heimig**, Meerbusch, March 19, 2005

Re agenda item 2: Appropriation of distributable profit

I hereby object to the appropriation of distributable profit because the figures are not sufficiently transparent and plausible. For instance, RWE AG did not disclose its costing basis for the last gas and electricity price increase.

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2004

I object to the approval of the acts of the Executive Board for fiscal 2004 because the Executive Board members are responsible for an extreme increase of gas and electricity prices. No proof has yet been furnished in terms of a costing basis for the need of this step, unless the Company's striving for maximum profits is accepted as sole argument. The price increases decided by the Executive Board of RWE are reducing the purchasing power of all customers supplied by RWE, have a negative impact on the profitability of supplied companies and directly undermine the economic power of the country through deferred consumption of the population and profit shortfalls of companies.

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2004

I refuse to approve the acts of the Supervisory Board for fiscal 2004 to the extent that the Board members are involved in the resolutions under item 1 and 3.

Re agenda item 6: Supervisory Board by-elections

I object to the Supervisory Board by-election because it is urgently required to strengthen the interests of the small shareholders through the proposal of a representative from among this

shareholder group to the Supervisory Board instead of Dr. T. R. Fischer or Ms. D. Mühlenfeld.

Re agenda item 7: Authorization to implement share buybacks

I cannot give authorization to buy back own shares; the funds earmarked for this purpose should be invested in research, development and expansion of alternative non-fossil energy sources. Profits which are the immediate result of implausible gas and electricity price increases should be passed on as quickly as possible to the consumers in the form of price reductions and not serve the buyback of own shares. RWE has a great corporate responsibility here for the supply security of the population and companies, which is not only focussed on the availability of gas and electricity, but in particular on affordable prices for gas and electricity.
Otherwise I recommend to pay out the profit earmarked for the buyback of own shares to the shareholders.

RWE

Aktiengesellschaft

Essen

Countermotions of **Mr. Egon Fels**, Münster-Sarmsheim, March 27, 2005

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2004

I submit the following motion to the Annual General Meeting of RWE AG:
The Annual General Meeting may resolve

to mandate the Executive Board to adopt the necessary Company regulations to make sure that payments of RWE to politicians at federal, state and municipal level, which are made without any corresponding service in return, are stopped immediately and cease in the future. This regulation also has to include payments of RWE to municipal politicians, whose local authority is a shareholder at the same time, for so-called Advisory Board expenses or similar compensation.

Reasons:
The unjustified payments of RWE to politicians at all levels have resulted in a considerable image loss of RWE, and continuing the present practices will significantly increase the damage. The public at large is discussing with major grumbling the payments for so-called Advisory Board activities of the Lord Mayors and County Presidents and is asking for their justification. Quick action is urgently required here in the interest of the credibility of our Company.

RWE

Aktiengesellschaft

Essen

Countermotions of **Mr. Norbert Zingraf**, Kerpen, March 27, 2005

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2004

Re ITEM 3, not to approve the acts of the Executive Board members and to vote with "no"

Reasons:

The Executive Board has so far always evaded disclosing the Company's own consumption of electricity and gas broken down by operation and payment in kind. The affair involving the CDU politicians Meyer and Arentz once again provides grounds for questions.

It is understandable that the affair led to the replacement of the Chief Executive Officer of RWE Power Dr. Maichel. What is not understandable is that he has been succeeded by the Labor Director Zilius of all people. Because if he knew about the "deal with prominent personalities" he is the wrong man at RWE Power. If he knew nothing about it, he has to be called into question as labor director! What also needs to be clarified is whether the payrolls have now been "corrected".

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2004

Re ITEM 4, not to approve the acts of the Supervisory Board members and to vote with "no"

Reasons:

The management decision Dr. Maichel / Zilius remains unclear. Capital expenditure decisions for coal-fired power plants worth several billions at a level of debt still twice as high

as the equity capital are unnecessary and risky in these times. Granting of subscription rights through SOP and LTIP for Executive Board members and the management is unreasonable. At the last annual general meeting, value growth was put at €12 per subscription right, benefiting a total of 1,139 persons, a value of approx. € 150 million! During the year under review, this has even increased with the approval of the Supervisory Board.

File No. 82-4018

RWE

Aktiengesellschaft

Essen

Countermotions of **Mr. Eduard Bernhard**, Kleinostheim, March 30, 2005

Re agenda item 2: Appropriation of distributable profit

Instead of full payout of approx. € 844 million, only about 50% distribution and use of the remaining approx. 50 % = € 422 Euro in the alternative energy sector, such as solar, wind, etc. Not only new and additional jobs could be created this way, but environmental pollution could also be reduced. These energies are also subsidized by the legislator.

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2004

a) Motion not to grant approval partly because of seriously wrong decisions and also for lack of information. E.g. despite the nuclear catastrophe of Chernobyl with thousands of fatalities, the 19th anniversary is approaching on April 26, 2005, the near-miss of "Three Miles Island" and the still unresolved atomic waste volumes/ultimate disposal releasing lethal radiation, nuclear power continues to be operated with no consideration for future generations.

b) Particularly serious is the fact, e.g., that the Biblis A nuclear power plant has no separate emergency control room.

c) Individual shareholders have no up-to-date and detailed information about the planned demolition of the Mülheim-Kärlich nuclear power plant, especially about the individual dangerous stages and the whereabouts of medium- and high-level radioactive waste. The same goes for the public!

d) The urgently required information outlined under c) for the Mülheim nuclear power plant is also missing for the demolition of the Kahl/Karlstein experimental nuclear power plant. There is no information either as to whether any employees and/or contractor

staff have reached the legally permissible lifetime radiation dose and/or have become unfit for work as a result.

e) According to media reports (incl. Süddeutsche Zeitung of 18.1.05) / "Public prosecutor investigating against energy group/authorities review 15 charges filed against RWE", the public prosecutor at Dortmund has been investigating for at least two months. *Neither the Executive Board nor the Supervisory Board* of RWE *has* provided any information about this to the public and especially the shareholders! After all, RWE also has an internal Group audit function and/or "risk management"!

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2004

Motion not to grant approval because of lack of oversight and/or supervision of the Executive Board.

RWE

Aktiengesellschaft

Essen

Countermotions of **Mr. Helmut Kohler**, Ludwigsburg, March 30, 2005

Re agenda item 2: Appropriation of distributable profit

COUTERMOTION: "The appropriation proposal of the Executive Board and Supervisory Board is n o t approved."

Reasons:

The reported "distributable profit" of € 843 million has only been earned by operations. In 2004, RWE has again blatantly used resources of the national economy. Since the Company's types of electricity production damage the public community at large, RWE has taken collectively owned resources of coal, natural gas and uranium with a value of € 126.5 billion from the respective national economies without paying for them. RWE has impoverished the national economies by this value through the irreplaceable consumption of non-renewable collectively owned resources.

For how long are the national economy, politicians and the population going to tolerate such a kind of business management doing damage to the general public and involving wasteful exploitation of the collectively owned resources of coal, natural gas and uranium without any compensation paid for the value of resources? Paying out the "distributable profit" without prior return to the damaged national economies is unjustified.

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2004

COUNTERMOTION: "The acts of the Executive Board members are n o t approved."

Reasons:

RWE's Executive Board has relieved itself, together with the Supervisory Board, of an inherited management burden. Early in 2005, they parted with the long-standing President of Deutsches Atomforum, Dr. Gert Maichel, who in dual responsibility was Chief Executive Officer at RWE POWER. The protagonist of the disastrous nuclear power generation publicly raved and acted against renewable power generation also as Supervisory Board chairman of our renewable energy subsidiary Harpen AG.

However, the Executive Board continues to have almost all its electricity produced in a non-sustainable manner damaging the public community at large and the environment:

- The atomic power plants of RWE also produce highly toxic nuclear waste releasing long-term radiation. For terrorists, our atomic power plants are a welcome source of weapons of mass destruction.

- The hard coal, lignite and natural gas-fired power plants of RWE consume irreplaceable fossil energy resources for electricity production. The carbon dioxide arising as a byproduct is released to the atmosphere where it destroys our climate.

- The large-scale power plants of RWE waste and leave unused over half of the precious primary energy input. The enormous amounts of reject heat generated on the side do not meet our heat requirements, but instead directly heat up the atmosphere to the point of climate change.

In the last 20 years, the Executive Board has failed in every respect to change the course as required:

- No determined change-over to renewable power generation.
- No distributed power generation near the points of heat consumption to use reject heat.
- No adequate power and network management.

The acts of the members of an Executive Board so neglectful of their duties and instead being busy playing Group strategy games cannot be approved.

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2004

COUNTERMOTION: "The Acts of the Supervisory Board members are n o t approved."

Reasons:

The members of the Supervisory Board were not willing or not able to dissuade the Executive Board from operating the atomic power plants posing wide-ranging risks to the public.

For instance, the Supervisory Board members allow the operation of atomic power plants although they know very well from the Supervisory Board member Dr. Paul Achleitner of ALLIANZ that no large insurance company provides insurance cover against the enormous nuclear energy risks. At the 2004 Annual General Meeting of ALLIANZ, the potential total loss incurred by a nuclear power accident was put at 1 billion, and the insurance premium required on that basis at € 100 billion per year. Just because of the insurance premium, RWE would have to increase the price of each kWh of nuclear electricity by € 2.37. Since RWE is enabled to "save" this money, nobody in the population or in the national economy will receive compensation for the damage done to life, limb, property and homes in the event of radioactivity being released from our atomic power plants, which cannot be precluded.

RWE's Supervisory Board members who are not pressing for a shutdown of RWE's atomic power plants for lack of insurance cover behave in an irresponsible manner so that their acts cannot be approved.

RWE
Aktiengesellschaft
Essen

Comments of the Executive Board in response to the countermotions:

RWE has always emphasized that a balanced mix of primary energies, including renewable energies, is vital for the Company's generation of electricity. Electricity generation on this basis is economically efficient and fully in compliance with the applicable statutory and political outline conditions. It is also an important contribution to energy security in Germany.

The arguments put forward against the peaceful use of nuclear energy have largely been addressed already at the annual general meetings of recent years. Standards of utmost safety remain ensured for the use of nuclear energy. This also goes for unit A of the Biblis nuclear power plant and the demolition of the plants at Mülheim-Kärlich and Kahl. RWE also ensures the necessary cover through the insurance industry and by the joint and several liability agreement among the German nuclear power plant operators.

The planned investments in coal-fired power plants are necessary replacements for existing plants reaching the end of their service life. The new plants have a higher efficiency and are thus less polluting. The large-scale capital expenditure program will be financed by self-generated funds or from the cash flow; the level of debt is reasonable.

Like other energy utilities in Germany and Europe, RWE has adjusted the energy prices in line with the market environment and with a focus on costs. The price applications for increased tariff rates of end customers were approved by the relevant price supervision authorities of the federal states. The extra costs for residential households were mainly caused by burdens imposed by the government, especially due to the subsidization of renewable energies and combined heat-and-power production, which account for about 40 % of the average electricity bill, apart from the higher world market prices for the primary energies of coal, oil and gas.

In connection with the issues relating to employees carrying out political mandates, the Executive Board immediately launched an internal investigation. The results were already presented on December 23, 2004. No indications emerged about any potentially illegal behavior. Furthermore, the Executive Board established a commission developing principles

of behavior for the relationship of the Company and its employees to the shareholders, customers, business partners and the public. In doing so, we will make sure that there is a blameless basis for the social commitment of employees. There is no connection between these issues and the retirement of Dr. Maichel from the Executive Board on amicable terms.

Employees are granted preferential terms for the purchase of electricity and gas as a voluntary fringe benefit. It is common practice in industry that companies grant their employees special terms for their own products.

Stock options and stock appreciation rights and the way in which they are crafted are based on common standards and competitive terms. These compensation elements were reported on in depth at previous annual general meetings.

Following the realignment of the Company, the squeeze-out at RWE Dea was the consistent step to simplify the ownership structure. The minority shareholders received a fair and reasonable cash settlement.

The funds earmarked for research and development as well as the expansion of alternative energies are not limited by a potential buyback of own shares for which there are no concrete plans yet.

We consider all the countermotions to be unfounded and may make additional comments at the Annual General Meeting.

Essen, April 1, 2005

RWE Aktiengesellschaft
The Executive Board

File No. 82-4018

RWE

Newspaper advertisement as of April 15, 2005

Dividend Notice

Notification that the Annual General Meeting of April 14, 2005 has decided to distribute a dividend of € 1.50 per ordinary and preference share.

File No. 82-4018

File No. 82-4018

RWE

Publication in the Federal Gazette as of May 25, 2005

No. 96 – Page 10525

Annual General Meeting Resolution of April 14, 2005, on the Appropriation of Distributable Profit

On April 14, 2005, the Annual General Meeting decided to appropriate €843,607,500.00 of the €843,698,064.82 in distributable profit for fiscal 2004 to pay a dividend of €1.50 per share on the dividend-entitled capital stock of €1,439,756,800.00.

The €90,564.82 remaining after deducting the sum used for the dividend payment will be carried forward.

File No. 82-4018

Bundesanzeiger
Mittwoch, 25. Mai 2005
Nummer 96 – Seite 10 525

Beschluss der Hauptversammlung über die Verwendung des Bilanzgewinns

vom 14. April 2005

Die Hauptversammlung hat am 14. April 2005 beschlossen, aus dem Bilanzgewinn für das Geschäftsjahr 2004 in Höhe von 843 698 064,82 € eine Dividende von 1,50 € je Stückaktie auf das dividendenberechtigte Grundkapital von 1 439 756 800,00 € in Höhe von insgesamt 843 607 500,00 € auszuschütten.

Der nach Abzug des für die Ausschüttung benötigten Betrags verbleibende Restbetrag von 90 564,82 € wird auf neue Rechnung vorgetragen.

ation concerning transactions by persons performing ●nagerial responsibilities pursuant section 15 a ●pHG (Directors' Dealings) dated June 2, 2005

the ion	Name	Reason for the disclosure requirement/ position	Description of the financial instrument	ISIN	Type of the transaction (purchase/sale)	Place (stock exchange)	Price per item / curreny	Number of items	Total amount traded	Underlying instrument*	Strike price*	Price-multiplier*	Expiration date*
05	Roels, Harry	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	47,26 EUR	12.415	586.732,90 EUR	-	-	-	-
05	Bonekamp, Berthold A.	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	47,26 EUR	4.138	195.561,88 EUR	-	-	-	-
05	Dr. Sturany, Klaus	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	47,26 EUR	4.211	199.011,86 EUR	-	-	-	-
05	Zilius, Jan	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	47,26 EUR	4.138	195.561,88 EUR	-	-	-	-
05	Dr. Sturany, Klaus	Executive board member	Stock Appreciation Rights LTIP 2002	-	Exercise (sale)	off-exchange	15,96 EUR	75.000	1.197.000,00 EUR	RWE common shares	34,24 EUR	-	-
05	Bonekamp, Berthold A.	Executive board member	Stock Appreciation Rights LTIP 2002	-	Exercise (sale)	off-exchange	16,20 EUR	40.000	648.000,00 EUR	RWE common shares	34,24 EUR	-	-
05	Zilius, Jan	Executive board member	Stock Appreciation Rights LTIP 2002	-	Exercise (sale)	off-exchange	16,20 EUR	50.000	810.000,00 EUR	RWE common shares	34,24 EUR	-	-

File No. 82-4018

...tion concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated June 15, 2005

...he ...on	Name	Reason for the disclosure requirement/ position	Description of the financial instrument	ISIN	Type of the transaction (purchase/sale)	Place (stock exchange)	Price per item / curreny	Number of items	Total amount traded	Underlying instrument*	Strike price*	Price-multiplier*	Expiration date*
...5	Kuhnt, Dr. Dietmar	Supervisory board member	Stock Appreciation Rights LTIP 2002	-	Exercise (sale)	off-exchange	17,12 EUR	87.500	1.498.000,00 EUR	RWE common shares	34,24 EUR	-	-

File No. 82-4018

ation concerning transactions by persons performing [illegible]nagerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated Juli 26, 2005

the ...ion	Name	Reason for the disclosure requirement/ position	Description of the financial instrument	ISIN	Type of the transaction (purchase/sale)	Place (stock exchange)	Price per item / curreny	Number of items	Total amount traded	Underlying instrument*	Strike price*	Price-multiplier*	Expiration date*
05	Roels, Harry	Executive board member	Stock Appreciation Rights LTIP 2003	-	Exercise (sale)	off-exchange	13,19 EUR	384.000	5.064.960,00 EUR	RWE common shares	26,37 EUR	-	-
05	Bonekamp, Berthold A.	Executive board member	Stock Appreciation Rights LTIP 2003	-	Exercise (sale)	off-exchange	13,19 EUR	40.000	527.600,00 EUR	RWE common shares	26,37 EUR	-	-
05	Dr. Sturany, Klaus	Executive board member	Stock Appreciation Rights LTIP 2003	-	Exercise (sale)	off-exchange	13,19 EUR	180.000	2.374.200,00 EUR	RWE common shares	26,37 EUR	-	-
05	Zilius, Jan	Supervisory board member	Stock Appreciation Rights LTIP 2003	-	Exercise (sale)	off-exchange	13,19 EUR	100.000	1.319.000,00 EUR	RWE common shares	26,37 EUR	-	-
05	Roels, Harry	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	55,58 EUR	4.600	255.668,00 EUR	-	-	-	-
05	Bonekamp, Berthold A.	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	55,58 EUR	475	26.400,50 EUR	-	-	-	-
05	Dr. Sturany, Klaus	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	55,58 EUR	2.150	119.497,00 EUR	-	-	-	-
05	Zilius, Jan	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	55,58 EUR	1.200	66.696,00 EUR	-	-	-	-